Filed pursuant to Rule 424(b)(3)

Registration No. 333-112414

PROSPECTUS

Up to 920,000 shares

Fremont Michigan InsuraCorp, Inc.

Common Stock

We are converting Fremont Mutual Insurance Company into a company owned by shareholders. As part of this conversion, we are offering you the opportunity to become shareholders of a new holding company, Fremont Michigan InsuraCorp, Inc., which will own all of the shares of the Insurance Company.

This offering is made only to Michigan residents and this prospectus will be used for all three of the following components of the offering which will be conducted concurrently:

•	first, a Surplus Note Exchange Offering to the holders of the Insurance Company’s surplus notes due September 30, 2007, of up to approximately 363,000 shares;

•	second, a Subscription Offering to eligible policyholders, directors and officers of the Insurance Company for any and all shares not exchanged for surplus notes; and

•	third, a Community Offering to the general public for any and all shares not exchanged or subscribed for in the Surplus Note Exchange Offering and the Subscription Offering.

The offering will occur after completion of the conversion of the Insurance Company from a mutual to a stock company. We will not sell any shares unless the Insurance Company’s policyholders approve our conversion to a stock company and unless a minimum of 680,000 shares is subscribed for in the offering. The Holding Company will place all funds submitted to buy shares in an escrow account with The Huntington National Bank until the offering terminates and at least the minimum number of shares are sold or the funds are returned.

		Minimum	Maximum
•	Offering price per share	$10.00	$10.00
•	Number of shares	680,000	920,000
•	Underwriting commissions and other expenses	$600,000	$800,000
•	Net proceeds to the Holding Company	$6,200,000	$8,400,000
•	Net proceeds per share	$9.11	$9.13

The minimum purchase requirement for all of the offerings is 250 shares and the maximum purchase amount for any person is 5% of the total shares sold, which will range from 34,000 to 46,000 shares depending on the total shares issued in the offerings. All three components of the offering will commence concurrently on August 6, 2004. The Surplus Note Exchange and the Subscription Offerings will remain open for 30 days. No subscriptions will be accepted in the Community Offering until immediately after the Surplus Note Exchange and Subscription Offerings have concluded. The Community Offering will remain open for an additional 30 days or until the maximum number of shares have been sold, whichever occurs first.

We have engaged Centennial Securities Company, Inc. to advise us with respect to this offering. Centennial has agreed to use its best efforts to assist us with our solicitation of subscriptions and purchase orders for shares of common stock in the offering. Centennial will not purchase any shares of common stock in the offering and is not obligated to sell any specific number of shares. Because this is our initial offering of common stock, there is currently no public market for the common stock. We expect that brokers will publish bid and ask quotations for our shares in the Pink Sheets centralized quotation service after the completion of the offering under the symbol “FMIC.”

The common stock offered by this prospectus involves a significant amount of risk. Please refer to “Risk Factors” beginning on page 12 of this prospectus for a discussion of risks that you should consider before investing.

Neither the Securities and Exchange Commission, nor any state securities agency, nor any state insurance bureau has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Centennial Securities Company, Inc.

THE DATE OF THIS PROSPECTUS IS AUGUST 6, 2004

SUMMARY

This summary highlights selected information in this prospectus but does not contain all of the information that you need to know before making an informed investment decision. You should carefully read this entire prospectus, including the financial statements and the notes to the financial statements of the Insurance Company.

Our Business

We were founded in Michigan in 1876 as a fire and casualty insurance provider to farmers. Although we continue to provide insurance to Michigan farmers, we have significantly expanded our business to provide comprehensive property and casualty insurance to individuals and small businesses, as well as auto insurance and commercial insurance products. A large part of our business comes from the West Michigan community, including approximately 19.5% from Berrien, Kent, Newaygo, and VanBuren counties. Since 2000, we have continued to diversify our geographical customer mix by focusing more on Michigan’s northern lower peninsula and upper peninsula.

Historically, our business was focused on insuring homes and family farms. However, the loss experience and pricing pressures on this segment in the mid-1990’s led us to diversify our exposure by entering the personal auto market and expanding our commercial product offerings. In 2000 the personal auto and commercial package policy lines represented 10.6% and 5.3%, respectively, of direct written premium. By comparison, in 2003 the personal auto and commercial package policy lines represented 14.9% and 12.6%, respectively, of direct written premium. Over the past five years we have diversified our product mix, allowing us to take advantage of recent pricing improvements in the home insurance segment, while moderating our risk in any one product segment. While we have broadened our product mix, a large part of our direct written premium continues to be generated from homeowners and farm policies which represented 34.5% and 11.3%, respectively, of direct written premium in 2003. We market our policies through approximately 170 independent insurance agencies across Michigan. Our relationship with our agencies is a key to our future profitability. We pride ourselves on the service we provide to our agents and our customers.

Our strategy is to improve and grow our profitability by increasing our sales of a broad range of property and casualty product offerings and by expanding our relationships with our agents producing profitable business. We also expect to increase net premiums by the elimination of quota share reinsurance. Reinsurance is a contract between insurers by which an insurer remits a portion of the premiums to a reinsurer as payment for assuming a portion of the risk under the policy. Quota share reinsurance is a type of reinsurance under which an insurer transfers and the reinsurer assumes an agreed-upon percentage of risks for a specific line or category of business. For additional information on reinsurance, see “Business — Reinsurance” on page 71.

In the conversion, the Insurance Company will change its name to Fremont Insurance Company and become a wholly owned subsidiary of the Holding Company, Fremont Michigan InsuraCorp, Inc. Our offices are located at 933 East Main Street, Fremont, MI 49412-9753, and our telephone number is (231) 924-0300.

For additional information, see “Business” on page 60.

Our Strengths

Experience. Over the past 127 years, we have developed a very good understanding of the people, weather, and insurance needs of the Michigan marketplace. As a Michigan exclusive organization, we are able to quickly react to changing market conditions and competitive pressure.

Employees. Since 1997, we have reorganized our management team and operations. Our employee force is an experienced group that understands our operating goals and philosophy. Each employee has developed individual objectives, which correlate to the overall objectives of the Insurance Company. During the past year we have continued to improve our ability to provide service to our customers by hiring experienced personnel in product management, financial analysis, subrogation, pricing and legal.

Customer Service. Superior customer service is a cornerstone of both our business operation and planning. Over the past two years we have developed an experienced customer service team to answer inquiries from both agents and insureds. The unit is designed to answer calls in person and to provide prompt answers in a professional manner. We have 6 employees dedicated to the customer service unit. The employees of the customer service unit have an average of 11 years of insurance customer service experience in underwriting, claims and accounting and have full access to our computer systems.

Agency Force. We have significantly improved the management of our agency force over the past five years by focusing on the profitability of each agency in our system and the regional support they provide. As a result of this management, we have reduced our agency force by terminating approximately 90 agencies that did not meet our profitability standards, and increased our sales through our remaining agents. The reorganization has significantly improved the results received from our existing agencies and has improved the relationships and support shared by the agencies and the Insurance Company.

Our Strategy

Target Markets. Our principal strategy is to target and underwrite business that is profitable for both the Insurance Company and the agency providing the business. We seek to accomplish this by underwriting risks determined by the use of analytical data from credit-based insurance scoring models, credit organizations, past claims data, and driving records. Discounts are included in the pricing of better risks to foster improvement in the quality of risks in our policy portfolio.

Agency Profitability. We continue to seek to retain and enhance our relationships with agencies that generate profitable business having customer bases within our target markets. We seek to foster understanding between the Insurance Company and the agencies regarding each organization’s objectives and to develop a clear understanding of our target markets and expectations. By giving preference to agencies that maintain a profitable personal lines book of business complemented by small to mid-sized, main street type commercial risks, we have improved profitability while we believe we have reduced overall risks of loss.

Balanced Product Mix. We intend to maintain balance between personal and commercial lines of business as a means to assist in the management of our risk. During the past year, we have made efforts to spread our risks across the state of Michigan to reduce high concentrations of risk in any one geographic area and better protect against losses from weather catastrophe. In 2003, our personal lines segments (including marine) represented 62.4% of direct written premium and the commercial lines segments (including farm) represented 37.6% of our direct written premium.

Elimination of Quota Share Reinsurance. We decided not to renew our quota share reinsurance agreement and placed the current multi line quota share agreement into runoff after December 31, 2003. Runoff essentially means that no new or renewed policies written by the Insurance Company after December 31, 2003 will be covered by the multi line quota share agreement. However, all policies in force at December 31, 2003 will continue to be covered by the multi line quota share agreement until the underlying policies expire during 2004. Losses from the policies in force will continue to be ceded to the reinsurer until the underlying policies expire in 2004.

The decision to place the quota share agreement into runoff was based on several factors. Historically, the Insurance Company has ceded positive underwriting results to the reinsurers under the quota share agreement. This means that the Insurance Company has ceded more premium revenue than losses and loss adjustment expense to the reinsurers. Furthermore, as a result of more stringent risk transfer requirements with respect to quota share reinsurance coverage it became evident that the cost of purchasing quota share reinsurance coverage for 2004 as well as possibly reducing the quota share percentage was cost prohibitive to the Insurance Company.

In addition, the impetus for originally obtaining quota share reinsurance coverage in 1997 was to improve the ratio of net written premiums to statutory surplus. As a result of ceding written premiums to the reinsurer under quota share reinsurance agreements the Insurance Company has been able to maintain a sufficient ratio of net written premiums to statutory surplus. Since 1997 the Insurance Company’s statutory surplus has grown from $9.0 million to $15.7 million as of the end of 2003 and is adequate to support more net written premium. In addition, the elimination of quota share reinsurance will enable the Insurance Company to immediately utilize the increased underwriting capacity resulting from this offering.

As a result of placing the agreement into runoff, the Insurance Company will increase its exposure and risk with respect to potential losses that may cause our loss reserves to increase. However, the Insurance Company will also increase its net written premiums due to the fact that a greater percentage of premiums written in 2004 will be retained by the Insurance Company. The Insurance Company continues to limit its exposure by maintaining coverage under other treaty and facultative reinsurance agreements including catastrophe and excess of loss programs. For additional information on the Insurance Company’s reinsurance, see “Business — Reinsurance” on page 71.

Our Recent History

As reflected in the table below, we believe that after considering the impact of catastrophe losses in 2001 and 1999 our financial performance has improved over the last 5 years. We believe this demonstrates tangible evidence of the success of our earlier initiatives. Although we have incurred net losses in three out of the last five years the underwriting loss and net loss in 2001 and 1999 included catastrophe losses net of reinsurance recoveries of approximately $2,464,000 and $1,413,000, respectively.

The Insurance Company’s first quarter underwriting performance is typically poor as compared to the remaining three quarters of the year due to the effect of weather related claims during the first quarter. Further contributing to the underwriting loss for the quarter ended March 31, 2004 was an increase in claim severity in the personal lines segment and a decrease in ceded incurred loss and LAE as a result of the runoff of the quota share reinsurance coverage.

	Three months ended March 31,		Year ended December 31,

	2004	2003	2003	2002	2001	2000	1999
	(In thousands)
Underwriting profit (loss)(1)	$(396)	$(69)	$22	$(436)	$(3,318)	$(161)	$(2,154)
Combined ratio(2)	107.8%	101.6%	99.9%	102.7%	119.8%	101.1%	115.4%
Pretax income (loss)	$(361)	$122	$261	$(619)	$(1,384)	$1,027	$(1,476)

(1)	Underwriting profit (loss) is defined as net premiums earned less loss and loss adjustment expense and policy acquisition and other underwriting expense.
(2)	Combined ratio of less than 100% means that the Insurance Company had an underwriting profit.

We believe that our book of business has improved significantly due to enhanced qualitative data being used to assist underwriters as well as the ongoing agency review process.

As of March 31, 2004, we had approximately 47,400 policies in force and assets of $58.9 million.

In 2003, we retained the services of a professional investment management firm to manage our fixed income investment portfolio. This investment manager has substantial experience in the management of insurance company investment accounts and has over $5 billion under management. We believe this relationship will allow us to more effectively and efficiently manage our investment goals. Previously, we managed our own investment portfolio.

Rating Company Review. We are presently rated B+ (Very Good) by A.M. Best Company, Inc. A rating of B+ is the 6th highest of the 16 possible A.M. Best Ratings. The 16 possible A.M. Best Ratings are grouped in 10 categories, consisting of three “secure” categories of “Superior,” “Excellent” and “Very Good” and seven “vulnerable” categories. Our B+ (Very Good) rating is in A.M. Best’s “secure” category. A “Very Good” rating is assigned to companies that have very good balance sheet strength, operating performance and business profile and a good ability to meet their obligations to policyholders. Each year, A.M. Best reviews the financial condition of the Insurance Company to determine its rating. We are hopeful that the increase in capital from the offering will result in a higher rating, however, there are no assurances that our rating will be increased.

For additional discussion, see the subsections entitled “Strategy” and “Business Plan” under the heading “Business” at page 60.

The Stock Offerings

This prospectus will be used for all three components of the offering which will be conducted concurrently:

Surplus Note Exchange. We are first offering our surplus note holders an opportunity to convert their notes into shares of the Holding Company at the offering price. Under the terms of our plan of conversion, no investor may acquire more than 5% of the Holding Company’s shares. Therefore, not all holders of surplus notes will be able to convert all of their notes for shares in the conversion. If all surplus note holders exchange the maximum amount of their notes allowable, we will issue approximately 363,000 common shares to them (assumes offering of the maximum number of shares).

Subscription Offering. All shares in our offering that remain after conversion of the surplus notes will be available in the Subscription Offering. We are offering shares to policyholders of the Insurance Company who are Michigan residents and who held an insurance policy with us in force on August 25, 2003, through subscription rights. Directors and officers of the Company may also participate in the subscription offering.

Community Offering. Shares not committed to surplus note holders or participants in the subscription offering are being offered to the general public who are residents of the State of Michigan in a community offering, giving priority to categories of the general public who have a relationship with the Holding Company. Priority for the community offering will be in the following order:

1)	policyholders of the Insurance Company whose policies were issued after August 25, 2003;

2)	the Insurance Company’s employees, insurance agents, agencies and owners of its insurance agencies;

3)	public and private foundations based in Michigan; and

4)	other Michigan residents.

Centennial Securities Company, Inc. (“Centennial”) will assist us in selling the stock. The offering period may be extended if the minimum offering has not been subscribed at the conclusion of the Community Offering and Centennial believes it can achieve the minimum with an additional period of time. If the offering period is extended beyond the time specified in this prospectus, notice will be given in writing to all subscribers who have submitted a stock order form.

Michigan law prohibits any transfer of subscription rights. We will not accept any orders that we believe involve the transfer of subscription rights. We reserve the right, in our discretion, to determine the level of priority of a participant in the community offering.

For additional information, see the discussion under the heading “Our Conversion and Stock Offering — The Conversion Offerings” on page 85.

How to Buy Stock

To buy common stock in the offering, sign and complete the enclosed stock order form and send it to Centennial with your payment in the envelope provided. Purchases under subscription rights must be completed no later than September 7, 2004 to maintain priority. All other purchases must be completed by October 6, 2004. Payment may be made by check or money order payable to The Huntington National Bank.

Surplus note holders may exchange their notes for shares of common stock by signing and completing the surplus note conversion section of the stock order form and sending it to Centennial with the original note no later than September 7, 2004. If surplus note holders hold their notes through a broker-dealer, they must direct their broker to exchange their notes on their behalf.

You will have no right to modify or withdraw your investment without our consent. We may reject any incomplete, incorrect or late stock order form.

NASD Rule 2790, effective March 23, 2004, prohibits certain persons involved in the securities business and certain persons related to them from participating in the sale or purchase of “new issues.” This rule will restrict some persons from purchasing the securities to be sold in this offering. For additional discussion, see the subsection entitled “Limitations on Stock Purchases — Rule 2790” under the heading “Our Conversion and Stock Offering — The Conversion Offerings” at page 90.

For more information or answers to your questions, call Centennial at 1-800-253-4131 (Monday-Friday, 8:30 a.m.-5:00 p.m.)

IMPORTANT: Please read and follow instructions on the stock order form carefully. Failure to do so may cause your order to be rejected.

Benefits of the Offering to Directors and Officers

The directors and officers currently have no ownership interest in the Insurance Company, but as a result of the conversion to a stock insurer and the offering, the directors and officers will be able to purchase stock in the Holding Company. After the offerings, we expect directors and officers to own 13.3% of the outstanding shares (percentage based on the minimum number of 680,000 shares sold) .. See the table on page 98 for expected stock ownership of individual directors and officers as a result of the offerings. Upon completion of the offering, the Holding Company will be able to offer stock-based incentives and the directors and officers will benefit from the stock-based incentive plan. The purpose of the plan is to provide additional incentive to directors, officers, and employees by facilitating their purchase of our stock. Pursuant to the plan, 5% of the outstanding shares of the Holding Company have been reserved for future issuance by the Holding Company, in the form of newly-issued shares in satisfaction of awards under the plans. Awards may include, among others, nonqualified stock options (“NQSOs”). On March 16, 2004, the Compensation Committee approved the granting of NQSOs for the purchase of 38,600 shares to the directors, executive officers and key employees. The stock purchase price for those options will be $10.00, the offering price of the stock. The Holding Company will not receive any payment for granting the options. The options shall vest 20% per year. The options may fully vest upon the death or disability of the optionee or a change in control of the Holding Company. Both the stock-based compensation plan and the grants are subject to completion of the conversion and the offering. The grants will be exercisable for up to 10 years from the date of the completion of the conversion and the offering.

In order to counter the increased risk of being employed by a public company, most significantly the risk of a hostile takeover, or other acquisition of the Holding Company that would result in the elimination of executive officers from the acquired company, the President and CEO and three additional executive officers will benefit from the employment agreements entered into in contemplation of this offering. The agreement for the President and CEO provides for a period of employment continuing until the third anniversary of any change in control of the Holding Company. The agreements with the other three officers are similar in that they provide for a three-year employment term, but at least 90 days prior to the annual anniversary date of each agreement, our board of directors may determine whether or not to extend the term of each agreement for an additional one year. See page 96 of this prospectus for more information on the employment agreements.

Conditions for and Limits on Purchasing Stock

To participate in the offering, you must buy at least 250 shares. The maximum number of shares you may buy is 5% of the shares sold, which would be 34,000 shares at the minimum offering and 46,000 shares at the maximum. At least a minimum of 680,000 shares must be subscribed for in the surplus note exchange, subscription offering, and community offering, before our conversion can be completed and any shares can be sold. In no event will more than 920,000 shares be sold in this offering. No shares of common stock will be issued to holders of surplus notes if our conversion is not completed. Holders of surplus notes may exchange in whole, but not in part, their principal balance and accrued interest on their surplus notes accrued through the effective date of the conversion, unless the exchange of the entire principal balance and interest accrued, would violate Michigan law or exceed the 5% maximum share limitation. In such a case, the surplus note holder may exchange the note into common shares of the Holding Company only to the extent that the surplus note holder acquires 5% or less of the Holding Company’s issued and outstanding common shares. The effective date of the conversion means the date the conversion of Fremont Mutual is completed, and the amended and restated articles of incorporation for the Insurance Company are filed with the Michigan Office of Financial and Insurance Services.

For additional information, see the discussion under the heading “Our Conversion and Stock Offering — The Conversion Offerings” on page 85.

How We Determined the Offering Range and the $10 Price per Share

We determined the $10 per share offering price and the total number of shares based upon a valuation of the Insurance Company that was prepared by RP Financial, LC. For additional details, see “Our Conversion and Stock Offering — How We Determined our Price and the Number of Shares to be Issued in the Conversion Offering” on page 83.

Termination of the Offering

We have the right to terminate the offering and not complete the conversion. If we terminate the offering, your money will be promptly refunded, without interest. The only foreseeable reason for the termination of the offering is if the minimum number of shares is not sold. In that case the offering will be terminated and all of your funds will be returned to you without interest.

How We Intend to Use the Proceeds Raised from the Sale of Common Stock

The Holding Company intends to retain $250,000 of the offering proceeds for general administrative expenses. The Holding Company will contribute the remainder of the net proceeds of the offering to the Insurance Company in exchange for all of its common stock. The Insurance Company expects to use those funds to increase its capital base, thereby increasing its underwriting capacity. A portion of the funds may be used to prepay surplus notes that are not exchanged for common stock. However, surplus note holders are not required to accept prepayment of their notes. The amount contributed to the Insurance Company is expected to be approximately $5.950 million if the minimum number of shares are sold, and $8.150 million if the maximum number are sold. See “How We Intend to Use The Proceeds” on page 23.

Summary of Selected Financial Data

The following table summarizes financial and other data from the Insurance Company’s financial statements and should be read with the financial statements, the notes to them and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” which appear later in this prospectus. The financial data as of and for the periods ended March 31, 2004 and 2003 and as of December 31, 1999 and 1998 and for the two years in the period ended December 31, 1999 are unaudited and based on the Insurance Company’s records. The financial data as of and for the years ended December 31, 2003, 2002, 2001 and 2000 are audited.

	Three Months Ended March 31,		Year Ended December 31,

	2004	2003	2003	2002	2001	2000	1999	1998
	(In thousands, except ratio data)
Income Statement Data:
Direct written premium	$7,591	$7,048	$37,484	$34,111	$36,040	$33,036	$29,088	$27,729
Net premiums written (1)	6,902	3,417	18,891	16,405	17,331	15,520	14,428	14,111
Net premium earned	5,087	4,289	18,099	16,426	16,863	15,149	14,003	14,119
Net investment income	169	251	815	650	957	1,110	1,027	674
Net realized investment gain (loss)	(8)	(13)	(32)	(196)	59	218	(159)	1,422
Other income, net	33	54	208	153	154	205	155	172

Total revenue	5,281	4,581	19,090	17,033	18,033	16,682	15,026	16,387

Losses & loss adjustment expense	3,917	2,854	11,370	10,636	14,607	9,932	10,698	10,036
Policy acquisition and other underwriting expense	1,566	1,504	6,707	6,226	5,574	5,378	5,459	5,084
Interest expense (2)	140	101	577	365	345	345	345	118
Demutualization expenses (3)	19	—	175	—	—	—	—	—
Settlement (curtailment) of benefit plan (4)	—	—	—	425	(1,109)	—	—	—

Total expenses	5,642	4,459	18,829	17,652	19,417	15,655	16,502	15,238

Income (loss) before federal income tax expense (benefit)	(361)	122	261	(619)	(1,384)	1,027	(1,476)	1,149
Federal income tax expense (benefit)	—	—	35	(45)	9	10	(13)	40

Net income (loss)	$(361)	$122	$226	$(574)	$(1,393)	$1,017	$(1,463)	$1,109

Selected Balance Sheet Data:
Total investments (5)	$33,415	$25,994	$27,804	$17,024	$19,534	$20,796	$19,066	$21,619
Total assets (6)	$58,856	$48,784	$60,128	$44,435	$47,837	$44,679	$41,352	$42,386
Total liabilities (7)	$50,409	$41,261	$51,881	$37,110	$39,822	$35,615	$34,196	$32,278
Total policyholders’ surplus	$8,447	$7,523	$8,247	$7,325	$8,015	$9,065	$7,156	$10,108
Other Data:
GAAP Ratios:
Losses & loss adjustment expense ratio (8)	77.0%	66.5%	62.8%	64.8%	86.7%	65.6%	76.4%	71.1%
Policy acquisition and other underwriting expense ratio (9)	30.8%	35.1%	37.1%	37.9%	33.1%	35.5%	39.0%	36.0%
Combined ratio (10)	107.8%	101.6%	99.9%	102.7%	119.8%	101.1%	115.4%	107.1%
Statutory Data:
Policy acquisition and other underwriting expense ratio (11)	34.3%	39.0%	33.3%	36.1%	30.1%	34.4%	37.9%	33.5%
Statutory combined ratio (12)	111.3%	105.5%	96.1%	100.9%	116.8%	100.0%	114.3%	104.6%
Statutory surplus (13)	$14,499	$14,523	$15,658	$13,875	$12,199	$13,874	$12,696	$13,582
Ratio of statutory net written premiums to statutory surplus (14) (15)	1.90	0.940	1.21	1.18	1.42	1.12	1.14	1.04

(1)	The increase in net premiums written for the three months ended March 31, 2004 as compared to the same period in 2003 is due to the fact that as of January 1, 2004 the Insurance Company is no longer ceding written premiums to the reinsurer under the quota share agreement.
(2)	Interest expense increased during 2003 as a result of a change in the Insurance Company’s 2003 quota share reinsurance contract. The 2003 contract was structured on a funds withheld basis and required the Insurance Company to accrue interest at an annual rate of 2.5%. During 2003, the Insurance Company recorded interest expense of approximately $181,000 on the funds withheld balance.
(3)	Demutualization expenses include the cost of engaging external accounting, actuarial, legal and other consultants to advise the Company in the demutualization process. Future demutualization expenses will also include the cost of printing and postage for communications with policyholders.
(4)	Effective November 30, 2001, the Insurance Company terminated the sponsored defined benefit plan. As of January 1, 2001, the Insurance Company had estimated that plan assets would exceed the projected benefit obligation as of the date of termination and a prepaid benefit cost was recorded. As a result of the termination of the Plan, during 2001, the Insurance Company recognized a curtailment gain of approximately $1,109,000 resulting in a prepaid benefit cost of $1,454,694 as of December 31, 2001. During 2002 the Insurance Company recorded net periodic benefit income of approximately $138,000 and a $424,808 settlement loss. After giving effect to the 2002 net periodic benefit income and settlement loss, the remaining prepaid benefit cost was liquidated in August of 2002. In accordance with the terms of the liquidation, the Insurance Company received approximately $701,000 upon settlement. In addition to the net periodic benefit income, the Insurance Company also contributed approximately $293,000 to the Insurance Company’s 401(k) plan and approximately $175,000 was paid in excise taxes as a result of the termination. The impact of the net periodic benefit income, 401(k) contribution and excise taxes recorded during 2002 which approximated $330,000, is reflected within policy acquisition and other underwriting expenses in the 2002 statement of operations.
(5)	The increase in total investments from December 31, 2003 to March 31, 2004 is due to the Insurance Company investing cash on hand as of December 31, 2003 into its investment portfolio during the three months ended March 31, 2004. The increase in total investments from December 31, 2002 to December 31, 2003 is due primarily to cash flow provided by operations of approximately $11.4 million of which $10.4 million was invested in fixed maturity securities. Included in the 2003 cash flow provided by operations was the positive impact on cash of approximately $5.2 million related to the termination of the 2002 quota share contract.
(6)	In addition to the items discussed in the preceding footnote the increase in total assets from December 31, 2002 to December 31, 2003 was also affected by an increase of approximately $4.0 million in amounts due from reinsurers. The increase in amounts due from reinsurers is a result of the effect of ceded amounts related to increases in loss and loss adjustment reserves as well as unearned premiums at December 31, 2003. Under the Insurance Company’s quota share reinsurance contract a percentage of its loss and loss adjustment reserves and unearned premiums are ceded to reinsurers.
(7)	The increase in total liabilities from December 31, 2002 to December 31, 2003 is due to an increase in loss and loss adjustment reserves of $5.2 million as a result of the Insurance Company strengthening reserves primarily in the commercial segment, an increase in unearned premiums of $1.5 million which was driven by the growth in direct written premiums for the year ended December 31, 2003, a change in the payment terms under our 2003 quota share reinsurance contract which resulted in an increase in ceded premiums payable of $7.1 million as of December 31, 2003 and an increase in accrued expenses of $1.1 million which was a result of increased contingent commissions, an increase in the accrued benefit cost related to the postretirement health care benefit plan and increased accrued salaries and wages relating to the Insurance Company’s employee profit sharing plan.
(8)	The GAAP loss and loss adjustment expense ratio is the net loss and loss adjustment expenses in relation to net premium earned.
(9)	The GAAP expense ratio is the policy acquisition and other underwriting expenses in relation to net premium earned.

(10)	The GAAP combined ratio is the sum of the GAAP loss and loss adjustment expense ratio and the GAAP expense ratio
(11)	The statutory expense ratio is the statutory policy acquisition and other underwriting expenses in relation to net written premium.
(12)	The statutory combined ratio is the sum of the statutory loss and loss adjustment expense ratio and the statutory expense ratio.
(13)	The statutory surplus at March 31, 2004 and 2003 included $5.3 million and $5.8 million, respectively, of surplus notes. The statutory surplus at December 31, 2003 and 2002 included $5.3 million and $4.4 million, respectively, of surplus notes. The statutory surplus at December 31, 2002, 2001, 2000, 1999 and 1998 included $5.4 million, $4.1 million, $4.1 million, $4.1 million and $4.1 million, respectively, of surplus notes.
(14)	Calculated by annualizing net premiums written.
(15)	The ratio of statutory net written premiums to statutory surplus increased for the three months ended March 31, 2004 as compared to prior periods due to the increase in net written premiums as a result of the Insurance Company no longer ceding written premiums to the reinsurer under the quota share agreement as discussed in footnote 1 above.

Pro Forma Data

Information excerpted from the Insurance Company’s unaudited pro forma condensed consolidated balance sheets as of March 31, 2004 and December 31, 2003 and statements of income for the three months ended March 31, 2004 and the year ended December 31, 2003. See the footnotes under “Pro Forma Data” page 26.

	Three Months Ended March 31, 2004	Year Ended December 31, 2003
	(In thousands, except share and per share data)
Number of shares of common stock outstanding (at the minimum)	680,000	680,000
Net income	$(331)	$441
Earnings per share	$(.49)	$.65
Policyholders’ surplus	$14,647	$14,447
Book value per share	$21.54	$21.25

Summary of Recent Financial Data

The following table summarizes recent financial and other data from the Insurance Company’s financial statements. The financial data as of and for the periods ended June 30, 2004 and 2003 are unaudited and based on the Insurance Company’s records. The financial data as of December 31, 2003 is audited.

	Six Months Ended June 30,		Quarter Ended June 30,
	2004	2003	2004	2003
	(In thousands, except ratio data)
Income Statement Data:
Direct written premium	$18,345	$16,730	$10,754	$9,682
Net premiums written	16,802	8,062	9,900	4,645
Net premium earned	11,281	8,450	6,195	4,162
Net investment income	410	480	241	229
Net realized investment gain (loss)	(8)	8	—	20
Other income, net	102	111	69	57

Total revenue	11,785	9,049	6,505	4,468

Losses & loss adjustment expense	7,177	5,482	3,260	2,628
Policy acquisition and other underwriting expense	3,645	3,066	2,078	1,563
Interest expense	273	268	133	166
Demutualization expense	41	—	23	—

Total expenses	11,136	8,816	5,494	4,357

Income from operations before federal income tax expense	649	233	1,011	111
Federal income tax expense	90	31	90	31

Net income	$559	$202	$921	$80

Other Data:
GAAP Ratios:
Losses & loss adjustment expense ratio	63.6%	64.9%	52.6%	63.1%
Policy acquisition and other underwriting expense ratio	32.3%	36.3%	33.5%	37.6%
Combined ratio	95.9%	101.2%	86.1%	100.7%

	At June 30, 2004	At December 31, 2003
	(In thousands)
Selected Balance Sheet Data:
Total investments	$33,320	$27,804
Total assets	$58,492	$60,128
Total liabilities	$50,304	$51,881
Total policyholders’ surplus	$8,188	$8,247

Results of Operations – Quarter Ended June 30, 2004 and 2003

Direct written premium for the quarter ended June 30, 2004 was $10,754,000 compared to $9,682,000 for the same period in 2003, an increase of $1,072,000 or 11.1%. The increase in direct written premium is a result of growth in policies written in all four segments. Net premiums written for the quarter ended June 30, 2004 were $9,900,000 compared to $4,645,000 for the same period in 2003, an increase of $5,255,000 or 113.1%. Approximately, $4.151 million of the increase is due to a reduction in written premium ceded under the quota share reinsurance contract which was placed into runoff on January 1, 2004. The remaining increase of approximately $1.104 million is primarily due to increased policies written during the period. Net premium earned for the quarter ended June 30, 2004 was $6,195,000 compared to $4,162,000 for the same period in 2003, an increase of $2,033,000 or 48.8%. Net premium earned increased $926,000 primarily as a result of growth in policies in force and $1,107,000 due to the decline in earned premium ceded to the reinsurer under the quota share reinsurance contract.

Loss and loss adjustment expense for the quarter ended June 30, 2004 was $3,260,000 compared to $2,628,000 for the same period in 2003, an increase of $632,000 or 24.0%. The increase is due to a reduction of $179,000 in the amount of loss and loss adjustment expense ceded under the excess of loss and quota share reinsurance agreements during the current quarter as compared to the prior year quarter. The remaining increase is from the additional exposure resulting from an increase in written policies in force. The loss and loss adjustment expense ratio declined from 63.1% for the quarter ended June 30, 2003 to 52.6% for the quarter ended June 30, 2004 as a result of increased earned premiums retained by the Insurance Company as a result of the quota share contract runoff discussed above.

Policy acquisition and other underwriting expense for the quarter ended June 30, 2004 was $2,078,000 compared to $1,563,000 for the same period in 2003, an increase of $515,000 or 32.9%. The increase is driven primarily by an increase in amortization of policy acquisition costs which is caused by a reduction in the ceding commission income component of deferred policy acquisition costs.

As of June 30, 2004, policyholders’ surplus was $8,188,000 which reflects a decrease of $59,000 from the balance as of December 31, 2003 of $8,247,000. The decrease is comprised of net income for the six months ended June 30, 2004 of $559,000 offset by a decrease of $618,000 in the unrealized appreciation on investment securities. The fair market value of fixed maturity securities decreased $642,000 since December 31, 2003 while equity securities increased $24,000 during the same period. The decline in the fair market value of the fixed maturity securities is due to the rise in interest rates which occurred during the second quarter. Given management’s intent and ability to hold fixed maturity securities until they mature the decline in market value is deemed to be temporary.

Special Meeting of Policyholders

The eligible policyholders of Fremont Mutual Insurance Company approved the Plan of Conversion and the Amended and Restated Articles of Incorporation of the Insurance Company on August 4, 2004 at a Special Meeting of the Policyholders.

RISK FACTORS

An investment in our common stock involves a number of risks. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before investing in shares of our common stock. Any of the risks described below could result in a significant or material adverse effect on our results of operations or financial condition and a corresponding decline in the market price of our common stock.

RISKS RELATED TO OUR COMPANY

If our financial results continue to be inconsistent, our profitability and share price may suffer.

For the first quarter ended March 31, 2004 we generated a net loss of $361,000. For the year ended December 31, 2003, we had net income of $226,000. We generated net losses of $574,000 and $1,393,000 in 2002 and 2001, respectively. In 2000 we had net income of $1,017,000. We cannot assure investors that we will be profitable in the future. The fluctuations in our earnings can be attributed to several factors such as large catastrophe losses, severe weather losses, rate inadequacy and other factors that may occur again in the future.

Because we concentrate all of our business in Michigan, its weather will affect our results.

All insurance policies we write are generated in Michigan, with a significant portion in four counties (Kent, Newaygo, Berrien and Van Buren). Companies that have a more diversified geographic portfolio would not be as exposed to Michigan weather as we are.

Catastrophe and natural peril losses may hurt our financial condition.

By their nature, catastrophe losses are unpredictable in their number and severity. They can be caused by various severe weather events, including snow storms, ice storms, freezing temperatures, tornadoes, wild fires, wind and hail.

The extent of net losses from catastrophes depends upon three factors:

•	the total amount of insured exposure in the area affected by the event,

•	the severity of the event, and

•	the amount and structure of our reinsurance coverage.

We obtain reinsurance to aid in paying catastrophe loss claims, but we may experience operating losses in years when catastrophe claims are higher than expected. We experienced higher than expected catastrophe losses in 2001 and 1999 that significantly affected our underwriting results. In 2001 and 1999 we incurred catastrophe losses net of reinsurance recoveries of approximately $2,464,000 and $1,413,000, respectively.

Natural perils such as freezing rain, snow storms, wind storms and tornadoes, which may occur frequently but not rise to the level of a catastrophe, may cause us to lose money because they are not classified as a catastrophe under our reinsurance program. If our reinsurance pays catastrophe loss claims, we may still incur substantial expense to reinstate the coverage used.

If we underestimated the amount of our required loss reserves, our results may suffer.

We maintain reserves to cover our estimated liability for losses and loss adjustment expenses (“LAE”) with respect to reported and unreported claims incurred. Our reserves for loss and loss adjustment expenses as of

March 31, 2004 and December 31, 2003, 2002 and 2001 were approximately $17,148,000, $13,878,000, $8,677,000 and $11,060,000, respectively. Reserves are estimates involving actuarial and statistical projections at a given point in time of what we expect to be the cost of the ultimate settlement and administration of claims based on facts and circumstances then known, actual and historical information, predictions of future events, estimates of future trends in claims severity and judicial theories of liability, legislative activity and other variable factors, such as inflation, investment returns, and price increases because of local shortages. The Insurance Company’s overall reserving practice provides for ongoing claims evaluation and adjustment (if necessary) based on the development of related data and other relevant information pertaining to such claims. Loss and LAE reserves, including reserves for claims that have been incurred but not yet reported, are analyzed regularly and we adjust our reserves based on such reviews. We believe our reserves are adequate. However, establishing appropriate reserves is an uncertain process. There is no guarantee that our ultimate losses will not exceed our reserves. To the extent that reserves prove to be inadequate in the future, we would have to increase reserves, which would reduce our earnings and could have a material adverse effect on the Insurance Company’s results of operations and financial condition.

We face strong competition from large companies, which may reduce our earnings and profits.

We principally insure against property and casualty losses. This segment of the market is highly competitive. We compete against other Michigan-based insurance carriers as well as major regional and national carriers. The national carriers we compete with on a regular basis are Citizens Insurance Company of America, State Farm Mutual Automobile Insurance Company and the Allstate Corporation. Regional companies that are important competitors include Auto Owners Insurance Group, Allied Insurance, Farm Bureau Mutual Insurance Company of Michigan, Frankenmuth Insurance and Hastings Mutual Insurance Company. Smaller state competitors would include Michigan Insurance Company, Pioneer State Mutual Insurance Company and Wolverine Mutual Insurance Company. Many of our competitors have substantially greater financial, technical and operating resources than we do. As a result, many of our lines of insurance are subject to strong price competition and heavy advertising by larger companies, which could result in loss of business and adversely affect our earnings.

Our reliance on independent insurance agencies to sell our products as well as their ability to sell products of our competitors could adversely affect the sale of our products.

We market our property and casualty insurance products exclusively in Michigan through approximately 170 independent agencies. Our independent insurance agencies represent other insurance companies, including our competitors, which also compete for the service and allegiance of these agencies. If a significant number of the independent agencies shift profitable accounts from us to our competitors, it could adversely affect our business. No single agency accounted for more than 10% of our direct written premiums for 2003, 2002 or 2001. The percentage of direct written premiums attributable to our 10 largest independent agency producers was 20%, 20% and 18% for 2003, 2002 and 2001, respectively.

Our experience in commercial insurance and personal automobile insurance is limited, which could hurt our ability to respond to market changes.

In the recent past, we have entered the commercial insurance and personal automobile insurance markets. Our skills, resources and operating experiences in these product lines are limited, creating the additional risk that we may not be able to respond to market changes or forces in ways that our more seasoned competitors do.

Anti-takeover provisions in our articles of incorporation and bylaws may discourage takeover attempts and prevent or frustrate attempts to replace or remove our management, which could limit your opportunity to receive a high value for your stock if another company seeks to acquire us.

Our articles of incorporation and bylaws contain provisions that have the effect of discouraging or preventing takeover attempts not supported by our board of directors. In addition, these provisions may also prevent or frustrate attempts to replace or remove our management. Management entrenchment may also have the effect of discouraging potential purchasers from making takeover offers. Examples of these provisions include, among other things:

•	Staggered three-year terms for the members of the board of directors;

•	Super-majority provisions for amendment of our articles of incorporation or bylaws;

•	Restrictions on voting of common stock by any individual, entity or group owning more than 10% of the common stock; and

•	Provisions allowing the directors to issue preferred stock with voting rights.

In addition, the Michigan Insurance Code provides that no person may acquire 10% or more of our voting stock, or more than 5% of our voting stock within 5 years of the conversion, without approval of the Commissioner of Michigan’s Office of Financial and Insurance Services (“Insurance Commissioner”).

Takeover attempts generally include offering shareholders a premium for their stock. Therefore, preventing a takeover attempt may cause you to lose an opportunity to sell your shares at a premium.

A downgrade in our A.M. Best rating could hurt our premium volume.

Ratings assigned by A.M. Best Company, Inc. influence the competitive position of insurance companies. Their ratings are based upon factors of concern to policyholders and are not directed toward the protection of investors. Our current rating is “B+” (Very Good). Our business is sensitive to those ratings. If we were to experience a rating downgrade, our independent agents could be inclined to place their customers with higher-rated insurance carriers, which could result in a loss of premium volume and could have a material adverse effect on us. In addition, a downgrade in our A.M. Best rating could make it more difficult or costly to obtain reinsurance.

If we are unable to obtain adequate reinsurance coverage at reasonable rates in the future, we may be unable to manage our underwriting risks and operate our business profitably.

Reinsurance is the practice of transferring part of the liabilities and the premiums under an insurance policy to another insurance company. Like other insurance companies, we use reinsurance arrangements to limit and manage the amount of risk we retain and to stabilize our underwriting results. Reinsurance can be facultative reinsurance or treaty reinsurance. Under facultative reinsurance, each risk or portion of a risk is reinsured individually. Under treaty reinsurance, an agreed-upon portion of business written is automatically reinsured. Treaty reinsurance can also be classified as quota share reinsurance, pro-rata insurance or excess of loss reinsurance. Under quota share reinsurance and pro-rata insurance, the ceding company cedes a percentage of its insurance liability to the reinsurer in exchange for a like percentage of premiums, less a ceding commission, and, in turn, will recover from the reinsurer the reinsurer’s share of losses and loss adjustment expenses incurred on those risks. Under excess of loss reinsurance, an insurer limits its liability to all or a particular portion of the amount in excess of a predetermined deductible or retention. Regardless of type, reinsurance does not legally discharge the ceding insurer from primary liability for the full amount due under the reinsured policies. However, the assuming reinsurer is obligated to reimburse the ceding company to the extent of the coverage ceded. The availability and cost of reinsurance are subject to prevailing market conditions and may vary significantly over time. Reinsurance rates have risen significantly in the past several years as a result of high insurance losses, including those experienced by us, and the recent terrorist events in the United States. Reinsurance rates are not regulated and reinsurers are able to quickly raise their rates in response to changing market conditions. On the other hand, the Insurance Company’s rates are regulated, and it could take us years to obtain regulatory approval and collect rate increases based on the rising costs of reinsurance. There is no assurance that regulators would approve a rate increase based on these costs. Reinsurance may not be available to us in the future at commercially reasonable rates. If it is not available at reasonable rates, we may be unable to manage our underwriting risks and operate our business profitably.

If our reinsurers do not fulfill their financial obligations to us it may jeopardize our earnings and financial condition.

We are subject to loss and credit risk relating to the reinsurers we deal with because buying reinsurance does not relieve us of our liability to policyholders. The insolvency or inability of any reinsurer to meet its obligations may have a material adverse effect on the business, results of operations and financial condition of the Insurance Company.

If we do not have adequate reinsurance coverage, our earnings and financial condition would be in jeopardy.

It is possible that the losses we experience on risks we have reinsured will exceed the coverage limits on the reinsurance. If the amount of our reinsurance is not sufficient, our insurance losses would increase which could jeopardize our earnings and financial condition. In 2004, we have the following types of reinsurance:

•	Multi-Lines Excess of Loss Coverage. The multi-lines excess of loss program is designed to help stabilize financial results, limit exposure on larger risks, and increase capacity. The largest exposure retained by us on any one risk in 2004 is $125,000. The 2004 property coverage for this program provides up to $2,375,000 of coverage over the $125,000 retention per risk. The 2004 casualty coverage for this program provides up to $4,875,000 over the $125,000 retention. Our 2004 workers compensation reinsurance provides up to $9,875,000 of coverage above the $125,000 retention.

•	Catastrophe Excess of Loss Coverage. Catastrophe reinsurance protects us from significant aggregate loss exposure arising from a single event such as windstorm, hail, tornado, hurricane, earthquake, blizzard, freezing temperatures, and other extraordinary events. In 2004, we have three layers of catastrophe excess of loss reinsurance providing coverage for up to $20,000,000 above the $1,000,000 retention.

•	Facultative. We utilize facultative reinsurance to provide additional underwriting capacity, to mitigate the effect of individual losses and to reduce net liability on individual risks. In 2004, we purchased this reinsurance where our liability is greater than $2,500,000 for all lines of business.

•	Quota Share Coverage. In 2003 we also utilized quota share reinsurance under agreements that provide coverage on all lines of business. In 2003, we ceded 45% of our net written premium and losses to the quota share reinsurers. The Insurance Company placed the multi-line quota share agreement into runoff after December 31, 2003.

Because we are not renewing our use of quota share reinsurance, we will retain more risk, which could result in losses.

In recent years, the Insurance Company ceded 45% of its direct written premium to its quota share reinsurers. Quota share reinsurance refers to a form of pro rata reinsurance arrangement pursuant to which the reinsurer participates in a specified percentage of the premiums and losses on every risk that comes within the scope of the reinsurance agreement. For the year 2004, we have decided not to renew our use of quota share reinsurance for new and renewal policies, although we still maintain other treaty and facultative reinsurance coverages, including the excess of loss and catastrophe reinsurance coverages. Thus, we will retain and earn more of the premiums we write, but also retain more of the related losses. Terminating our use of quota share reinsurance has increased our risk and exposure to such losses, which could have a material adverse effect on our business, financial condition and results of operations.

As a holding company, our primary source of income is dividends from the Insurance Company, which is limited by and dependent upon the ability of the Insurance Company to pay dividends to us.

We have no present intention of adding to our holdings or paying dividends in the foreseeable future. Our immediate primary function is to serve as the holding company for the Insurance Company after its conversion. The Holding Company’s sole source of income for operations will depend upon the ability of the Insurance Company to pay dividends to us.

The payment of dividends by the Insurance Company is subject to limitations imposed by the Michigan Insurance Code. The Insurance Company may not pay an extraordinary dividend unless it notifies the Insurance Commissioner and the Insurance Commissioner does not disapprove the payment. An extraordinary dividend includes any dividend which, when taken together with other dividends paid within the preceding 12 months, exceeds the greater of 10% of an insurance company’s statutory policyholders’ surplus as of December 31 of the immediately preceding year or its statutory net income, excluding realized capital gains, for the 12-month period ending December 31 of the immediately preceding year. Also, in the absence of approval of the Insurance Commissioner, dividends may only be paid from statutory earned surplus. The Michigan Insurance Code gives the Commissioner the authority to disallow any dividend that renders the surplus of the insurer inadequate, so, in order to pay any dividends, the Insurance Company must be in a position to satisfy the requirement that it continues to be safe, reliable and entitled to public confidence.

Changes in prevailing interest rates may reduce our revenues, cash flows and shareholders’ equity.

We have invested a significant portion of our investment portfolio in fixed income securities. In recent years, we have earned our investment income primarily from interest income on this portfolio. Lower interest rates could reduce the return on our portfolio and the amount of this income if we must reinvest at rates below those we have on securities currently in the portfolio. The reduced investment income could also reduce our cash flows. In addition, in a declining interest rate environment, we may lower our credit quality standards in order to maintain yield on the investment portfolio, which would negatively impact the quality of our investment portfolio. A decline in the quality of our portfolio could result in realized losses on securities, creating additional volatility in our statement of operations. Higher interest rates could reduce the market value of our fixed income investments.

We could be forced to sell investments to meet our liquidity requirements.

We believe that we maintain adequate amounts of cash and short-term investments to pay claims, and do not expect to sell securities prematurely for such purposes. We may, however, decide to sell securities as a result of changes in interest rates, credit quality, the rate of repayment or other similar factors. A significant increase in market interest rates could result in a situation in which we are required to sell securities at depressed prices to fund payments to our insureds. Since we carry debt securities at fair value, we expect that these securities would be sold with no material impact on our net equity. However, if these securities are sold, future net investment income may be reduced if we are unable to reinvest in securities with similar or better yields.

Declining debt and equity markets could adversely affect our investment portfolio.

A declining market could stress the values of investments of all firms and could cause the investment ratings of the issuers of debt or equity to decline. Therefore, a declining market could negatively impact the credit quality of our investment portfolio as adverse equity markets also affect issuers of securities held by us. Declines in the quality of the portfolio could cause additional realized losses on securities, thus causing volatility in our statement of operations.

Net investment income for the three months ended March 31, 2004 and 2003 and the years ended December 31, 2003, 2002 and 2001 is summarized as follows:

	Three Months Ended March 31,		Years Ended December 31,
	2004	2003	2003	2002	2001
Fixed maturities	$300,135	$315,383	$1,193,361	$780,821	$1,100,182
Equity securities	26,716	31,147	114,188	172,567	123,729
Cash and cash equivalents	13,168	16,289	68,906	60,347	102,268

Gross investment income	340,019	362,818	1,376,455	1,013,735	1,326,179
Less: Investment expenses	(170,890)	(111,751)	(561,326)	(364,384)	(369,248)

Net investment income	$169,129	$251,067	$815,129	$649,351	$956,931

Net realized (losses) gains on investments for the three months ended March 31, 2004 and the years ended December 31, 2003, 2002 and 2001 are summarized as follows:

	Three Months Ended March 31,		Years Ended December 31,
	2004	2003	2003	2002	2001
Gross realized investment gains:
Fixed maturities	$2,886	$2,380	$231,449	$120,131	$85,412
Equity securities	653	—	65,985	11,871	205,851

	3,539	2,380	297,434	132,002	291,263

Gross realized investment losses:
Fixed maturities	1,110	14,956	147,403	37,112	21,736
Equity securities	10,796	—	181,860	290,488	210,365

	11,906	14,956	329,263	327,600	232,101

Net realized (losses) gains on investments	$(8,367)	$(12,576)	$(31,829)	$(195,598)	$59,162

During the years ended December 31, 2003, 2002 and 2001 other than temporary impairment losses on available for sale equity securities amounting to $181,860, $276,760 and $210,365, respectively, are included in net realized investment (losses) gains on investments.

The Sarbanes-Oxley Act of 2002 may have a material adverse effect on our business.

The Sarbanes-Oxley Act of 2002 requires new corporate governance standards, increased disclosures, expanded insider accountability, broadened sanctions and increased oversight by the Board and its committees. It also requires higher standards for the composition of the audit committee, heightens auditor independence, and limits non-audit services we can obtain from our outside auditor. The major effect on the Holding Company will be the need to maintain a board comprised mainly of independent directors who can provide the needed expertise and oversight. In addition, the requirements of the Sarbanes-Oxley Act of 2002 will increase our audit-related costs as we and our independent auditors have elevated their standards and procedures. Our costs for legal compliance will also increase.

RISKS RELATED TO OUR INDUSTRY

Regulatory changes could adversely affect our business.

The Michigan Office of Financial and Insurance Services (“OFIS”) regulates numerous aspects of our business and financial condition, which include:

•	approving premium rates;

•	establishing standards of solvency;

•	licensing our agents and us;

•	regulating the types and amounts of our investments;

•	regulating the reserves we must establish for our current losses and future liabilities; and

•	approving our policy forms.

The regulation and supervision are primarily for the protection of policyholders and not for the benefit of shareholders.

In response to rising home and auto insurance rates in the State of Michigan, the Insurance Commissioner has recently launched an inquiry of all insurers writing homeowners and auto insurance in Michigan asking for data submission of loss experience, premium rates and related information. OFIS will study the information to determine whether consumers are being charged excessive rates for homeowners and auto insurance. If that conclusion were reached, insurers may be required to modify rates or underwriting rules. The Insurance Company believes its rates are fair, equitable and supported by its loss experience. However, if the Insurance Company were required to modify its rates or underwriting methods it would adversely affect our underwriting results. OFIS has also been critical of the use of credit-based insurance scores.

The insurance regulatory structure has been subject to increased scrutiny in recent years by federal and state legislative bodies and state regulatory authorities. Future legislation or regulatory changes could adversely affect our business and results of operations. Adverse legislative and regulatory activity, which increases our costs, adversely affects our capital or constrains our ability to adequately price insurance coverage, may occur in the future. In recent years, insurers have been under pressure from state insurance regulators, legislatures and special interest groups to reduce, freeze or set rates at levels that may not correspond with current underlying costs.

Regulators may limit our use of credit-based insurance scoring, adversely affecting our ability to effectively price our products.

We use credit-based insurance scoring as one means to price our products. Insurance companies have been criticized for using credit-based insurance scoring as a means to improve underwriting results. There are many variations of credit-based insurance scoring formulas and projections used by insurance companies. We use a form of credit- based insurance scoring which projects a numerical score ranging from 200 to 900 (“Insurance Score”), with the higher number indicating a better score, based on information in a person’s credit report maintained by one of the several national credit reporting firms. An Insurance Score, like a credit score, is based on various factors such as payment history, collections, credit utilization and bankruptcies. The score is used to predict how often you are likely to file claims, and how expensive those claims will be.

OFIS has issued bulletins on the use of credit-based insurance scoring, because it is perceived by some that the discounts for good scores drive up base rates and create surcharges for persons with lower scores. Further, OFIS is concerned that the use of credit-based insurance scores has a disproportionate impact on the young, the elderly, low-income persons and minorities. In 2003, two bills were introduced in the Michigan legislature to ban the use of credit-based insurance scores but have not been enacted. On April 26, 2004, the Governor of Michigan, supported by the Insurance Commissioner, has again called for a ban on the use of credit-based insurance scores. The Commissioner of OFIS plans to propose a new rule to reduce base rates for all homeowners and automobile insurance sold in Michigan by banning the use of credit-based insurance scoring. Even if a legislative ban is not adopted into law, other reform legislation or regulatory action by OFIS could limit the effective use of this underwriting measure.

We believe that a higher Insurance Score indicates a lower expected risk of loss. If regulators were to restrict or prohibit our use of insurance scoring, it could impede us from effectively pricing our products.

Assessments and other surcharges for guaranty funds, second-injury funds and other mandatory pooling arrangements may reduce our profitability.

We participate in the Michigan Property and Casualty Guaranty Association (“MPCGA”), which protects policyholders and claimants against losses due to insolvency of insurers. When an insolvency occurs, the MPCGA is authorized to assess member companies up to the amount of the shortfalls of funds, including expenses. Member companies are assessed based on the type and amount of insurance written during the previous calendar year. We recognize a liability for insurance related assessments when an assessment has been imposed or information available indicates it is probable that an assessment will be imposed, or an event obligating us to pay an imposed or probable assessment has occurred and the amount of the assessment can be reasonably estimated. We were assessed approximately $25,000 and $39,000 by the MPCGA in 2003 and 2002, respectively. The MPCGA made no assessments against us in 2001.

The Michigan Basic Property Insurance Association (“MBPIA”) provides basic insurance to property-owners who cannot obtain insurance through insurance carriers in the normal course of business due to a high-risk exposure. The MBPIA assesses insurance carriers in Michigan a fee for continuation of the association based on the amount of losses incurred by the association and the amount of net written premium of the carrier related to property insurance. We were assessed $246,000, $181,000 and $108,000 by the MBPIA in 2003, 2002 and 2001, respectively.

We cannot predict with certainty the amount of future assessments for these programs. Significant assessments could have a material adverse effect on our financial condition and results of operations and mandatory shared-market mechanisms or changes in them could reduce our profitability in any given period or limit our ability to grow our business.

Michigan’s regulatory environment restricts our ability to exclude potentially unprofitable risks.

Michigan’s laws and regulations, specifically the Michigan Essential Insurance Act (“MEIA”), limit our ability to cancel or refuse to renew personal automobile and homeowner policies and subject program withdrawals to prior approval by OFIS. The MEIA requires an insurer to insure every applicant for insurance that meets the minimum requirements and the insurer’s underwriting rules. The underwriting rules must be applied uniformly to all applicants and policyholders. Each insurer must file its underwriting rules with OFIS. In addition, MEIA limits rating criteria that insurers may employ, requires insurers to develop a “secondary” or merit rating plan under which premium surcharges are levied on poor drivers, establishes a joint underwriting association to provide insurance to individuals who cannot obtain coverage in the insurance market, and regulates other types of coverage and informational requirements.

Inflation could increase the cost of claims resolutions and hurt our profitability.

Changes in the severity of claims have an impact on the profitability of our business. Changes in bodily injury claim severity are driven primarily by inflation in the medical sector of the economy. Changes in auto physical damage claim severity are driven primarily by inflation in auto repair costs, auto parts prices and used car prices. Changes in homeowners insurance claims severity are driven by inflation in the construction industry, in building materials and in home furnishings and other economic and environmental factors. However, changes in the level of the severity of claims that we pay do not necessarily match or track with changes in the rate of inflation in these various sectors of the economy.

Acts of terrorism may adversely impact our financial results.

We are continuing to examine the potential exposure of our operations to acts of terrorism. In the event that a terrorist act occurs, we do not anticipate material direct losses from claims by our insureds, but our reinsurers may suffer significant losses that could adversely affect our reinsurers’ ability to provide adequate reinsurance coverage and our ability to obtain cost effective reinsurance coverage.

Federal regulation of insurers may have a material effect on our operations.

In recent years, the state insurance regulatory framework has come under increased federal scrutiny. Legislation that would provide for optional federal chartering of insurance companies has been introduced in Congress. We cannot predict whether any federal measures will be adopted to change the nature or scope of the regulation of the insurance business or what effect any such measures would have on us.

The Gramm-Leach-Bliley Act of 1999 allows banks to affiliate with insurers, which may increase the number and financial strength of our competitors.

The Gramm-Leach-Bliley Act of 1999 permits mergers that combine commercial banks, insurers and securities firms under one holding company. Until passage of the Gramm-Leach-Bliley Act of 1999, the Glass Steagall Act of 1933 had limited the ability of banks to engage in securities-related businesses and the Bank Holding Company Act of 1956 had restricted banks from being affiliated with insurers. With the passage of the Gramm-Leach-Bliley Act of 1999, bank holding companies may acquire insurers and insurance holding companies may acquire banks. In addition, grandfathered unitary thrift holding companies may engage in activities that are not financial in nature. The ability of banks to affiliate with insurers may materially and adversely affect our product lines by substantially increasing the number, size and financial strength of potential competitors.

RISKS RELATED TO THIS OFFERING

An investor’s ownership percentage and voting power is not known and may vary over a wide range.

The number of shares of stock to be sold in this offering was based on an appraisal prepared by RP Financial, LC. The value determined from the appraisal is within the estimated valuation range of $6.8 million to $9.2 million. There is a difference of approximately $2.4 million between the minimum and the maximum of the estimated valuation range. As a result, the percentage interest in our company that a subscriber for a fixed number of shares of common stock will have is approximately 26% smaller if 920,000 shares are sold than if 680,000 shares are sold. A smaller percentage of ownership reduces voting power and the amount of any distribution of the net assets of the Insurance Company, if any, in the event of our liquidation.

After the conversion and stock offering, our return on equity may be low compared to other companies within the property and casualty insurance industry. This could negatively impact the price of our stock.

The proceeds we will receive from the sale of our common stock will increase our capital, and it may take us time to fully utilize the proceeds in our business. Therefore, we expect our return on equity to be less than that of other companies within the property and casualty insurance industry for the near term. A lower return on equity could hurt our stock price. There can be no assurance as to when or if we will achieve returns on equity that are comparable to other companies in the property and casualty insurance industry.

The Insurance Company’s return on equity for the years ended December 31, 2003 and 2002 was 2.9% and (7.5%), respectively. Based on Fitch Ratings, Inc.’s March 22, 2004 publication Property/Casualty Insurers Year-End 2003 Results (U.S.), the U.S. property and casualty insurance industry average return on equity for 2003 and 2002 was 11.6% and 6.5%, respectively.

If the conversion is delayed, the costs of conversion may increase and the stock offering may have to be canceled. Delay or cancellation may hurt our results and your investment.

We expect to complete the conversion by August 4, 2004. Nevertheless, we may be delayed in completing the conversion by factors not currently anticipated, such as adverse market, economic or regulatory conditions. Any delay will result in increased conversion costs and possibly changes to our appraised value, which would affect the amount of capital we can raise and may hurt our overall results.

If the conversion is not completed within 45 days after August 4, 2004, the offerings will be terminated, and all investor funds held will be promptly returned without interest. If this occurs, you will lose the time-value of the money you attempted to invest.

The absence of a prior market for the common stock may hurt your ability to re-sell your stock.

We have never made a public offering of our stock, and there is no established market for it. We expect brokers to publish bid and ask quotations for our stock in the Pink Sheets centralized quotation service after the completion of the offering under the symbol “FMIC”. Our stock is likely to be more illiquid than stocks which are listed on established exchanges, such as the New York Stock Exchange, the American Stock Exchange, and the NASDAQ national and small cap systems. Also, current pricing and quotation information is more difficult to obtain for stocks whose trades are only listed in the Pink Sheets and not a more established trading system or exchange. We cannot assure investors that an active and liquid trading market for the stock will develop, or that, if one develops, it will continue.

The price for our stock may decline after the offering.

Although we have received an appraisal of the pro forma value of the Holding Company after the conversion, we cannot assure investors that the price for the stock immediately following the conversion will equal or exceed the purchase price.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. You can find many of these statements by looking for words such as “believes,” “intends,” “expects,” “plans,” “anticipates,” “seeks,” “estimates,” “projects,” or similar expressions in this prospectus. Determination of loss and loss adjustment expense reserves and amounts due from reinsurers are based substantially on estimates and the amounts so determined are inherently forward-looking.

The forward-looking statements are subject to numerous assumptions, risks and uncertainties. We have identified several important factors that could cause actual results to differ materially from any results discussed, contemplated, projected, forecast, estimated or budgeted in the forward-looking information. All of these factors are difficult to predict and many are beyond our control. These important factors include those discussed under “Risk Factors” and those listed below:

•	future economic conditions and the legal and regulatory environment in Michigan;

•	the effects of weather-related and other catastrophe events;

•	financial market conditions, including, but not limited to, changes in interest rates and values of investments;

•	the impact of acts of terrorism and acts of war on investment and reinsurance markets;

•	inflation;

•	the cost, availability and collectibility of reinsurance;

•	estimates and adequacy of loss reserves and trends in losses and loss adjustment expenses;

•	heightened competition, including specifically the intensification of price competition, the entry of new competitors and the development of new products by new and existing competitors;

•	our inability to obtain regulatory approval of, or to implement, premium rate increases;

•	inability to carry out marketing and sales plans, including, among others, development of new products or changes to existing products and acceptance of the new or revised products in the market;

•	unanticipated changes in industry trends and ratings assigned by nationally recognized rating organizations;

•	adverse litigation or arbitration results;

•	the ability to carry out our business plans; and

•	adverse changes in applicable laws, regulations or rules governing insurance holding companies and insurance companies, and changes that affect the cost of, or demand for, our products.

Because forward-looking information is subject to various risks and uncertainties, actual results may differ materially from those expressed or implied by the forward-looking information. Therefore, we caution you not to place undue reliance on this forward-looking information, which speaks only as of the date of this prospectus.

All subsequent written and oral forward-looking information attributable to the Holding Company or the Insurance Company or any person acting on our behalf is expressly qualified in its entirety by the cautionary statements contained or referred to in this section. We do not undertake any obligation to publicly release any revisions that may be made to any forward-looking statements to reflect events or circumstances occurring after the date of this prospectus.

HOW WE INTEND TO USE THE PROCEEDS

Although the actual net proceeds from the sale of the shares of common stock cannot be determined until the conversion and stock issuance is completed, we anticipate the net proceeds will be between $6.2 million and $8.4 million. This amount includes the expected exchange of surplus notes for stock. We anticipate net cash proceeds in excess of the surplus note exchange will be between $2.862 million and $4.942 million. See “Pro Forma Data” and “Our Conversion and Stock Offering — How We Determined Our Price and the Number of Shares to be Issued in the Conversion Offering” as to the assumptions used to arrive at these amounts.

Except for $250,000, which will be retained by the Holding Company for administrative expenses, the net proceeds will be contributed to the Insurance Company in exchange for all of its common stock. The surplus note exchange will improve the Insurance Company’s capital position and reduce its overall interest expense. The Insurance Company expects to use the net cash proceeds to increase its capital base and increase its underwriting capacity. A portion of the proceeds may be used to prepay surplus notes that are not converted to common stock. However, the surplus note holders are not required to accept prepayment of their notes.

OUR POLICY REGARDING DIVIDENDS

We do not intend to pay dividends in the foreseeable future and cannot assure our shareholders that dividends will be paid in the future. The Holding Company’s principal source of cash available for payment of dividends is dividends from the Insurance Company. The payment of dividends by the Insurance Company is subject to limitations imposed by the Michigan Insurance Code. The Insurance Company may not pay an extraordinary dividend unless it notifies the Insurance Commissioner and the Insurance Commissioner does not disapprove the payment. An extraordinary dividend includes any dividend which, when taken together with other dividends paid within the preceding 12 months, exceeds the greater of 10% of an insurance company’s statutory policyholders’ surplus as of December 31 of the immediately preceding year or its statutory net income, excluding realized capital gains, for the 12-month period ending December 31 of the immediately preceding year. If the Insurance Company were a stock insurer, based on the Michigan Insurance Code it would have been able to pay dividends of $1,565,000 in 2004, $1,387,000 in 2003 and $814,000 in 2002 to its shareholders without prior approval from the Insurance Commissioner. In order to pay any dividends, the Insurance Company must be in a position to satisfy the requirement that it continue to be safe, reliable and entitled to public confidence. Also, in the absence of approval of the Insurance Commissioner, dividends may only be paid from statutory earned surplus. Dividends may not exceed the amount of the Insurance Company’s statutory capital stock account in any one-year unless it meets certain other requirements.

MARKET FOR THE COMMON STOCK

We have never issued capital stock to the public. Consequently, there is no established market for our stock at this time. We expect brokers to publish bid and ask quotations for our stock in the Pink Sheets centralized quotation service after the completion of the offering under the symbol “FMIC”. Our stock is likely to be much more illiquid than stocks which are listed on established exchanges, such as the New York and American stock exchanges, and the NASDAQ national and small cap systems. Also, current pricing and quotation information is more difficult to obtain for stocks whose trades are only listed in the Pink Sheets and not a more established trading system or exchange. We cannot assure investors that an active and liquid trading market for the stock will develop, or that, if one develops, it will continue.

CAPITALIZATION

The following table presents the historical capitalization of the Insurance Company at March 31, 2004, and the pro forma consolidated capitalization of the Holding Company after giving effect to the sale of common stock at the total minimum, total midpoint and total maximum of the estimated valuation range as determined from the independent appraisal. For additional financial information regarding the Insurance Company, see the Financial Statements and related Notes appearing elsewhere in this prospectus.

	Historical Capitalization Of the Insurance Company Mar. 31, 2004	Holding Company 680,000 Shares at $10.00 per Share	Holding Company 800,000 Shares at $10.00 per Share	Holding Company 920,000 Shares at $10.00 per Share
	(in thousands)
Surplus notes(1)	$5,264	$4,626	$4,626	$4,626

Shareholders’ equity(2):
Common stock, no par value per share; authorized 10,000,000 shares; as shown(3)	-0-	6,200	7,300	8,400
Retained earnings	7,340	7,340	7,340	7,340
Unrealized gains on investments	1,107	1,107	1,107	1,107

Total shareholders’ equity	8,447	14,647	15,747	16,847

Total surplus notes and shareholders’ equity	$13,711	$19,273	$20,373	$21,473

(1)	The pro forma Surplus Notes balance reflects a reduction from the historical balance. The reduction is based on the $638,000 of Series B Surplus Notes held by directors and officers who intend to exchange their Surplus Notes into stock. Although not factually supportable, the table below reflects the historical and pro forma capitalization of the Holding Company in the event that all holders of Surplus Notes, with the exception of one large note holder, exchange all of their Surplus Notes in this offering at the minimum offering level. The total amount of Surplus Notes, excluding the amount held by the large note holder, is $3,064,333 as of March 31, 2004. The Plan of Conversion, as approved by OFIS, will not permit the large note holder to acquire more than 5% of the outstanding shares of the Holding Company voting stock on conversion.

	Historical Capitalization Of the Insurance Company Mar. 31, 2004	Holding Company 680,000 Shares at $10.00 per Share
Surplus notes (a)	$5,264	$1,865

Shareholders’ equity :
Common stock, no par value per share; authorized 10,000,000 shares; as shown	0	6,200
Retained earnings	7,340	7,340
Unrealized gains on investments	1,107	1,107

Total shareholders’ equity	8,447	14,647

Total surplus notes and shareholders’ equity	$13,711	$16,512

(a)	The following table represents the amount of Surplus Notes that may be exchanged in this offering at the minimum offering level.

680,000 Shares at $10.00 per Share
Other surplus note holders	$3,064,333
Large note holder	334,220

Total surplus notes expected to be converted	$3,398,553

(2)	Pro forma shareholders’ equity is not intended to represent the fair market value of the common stock or the net fair market value of the Holding Company’s assets and liabilities. The amounts indicated also are not intended to represent what would be available for distribution to shareholders, if any, in the event of liquidation. The pro forma data may be materially affected by a change in the number of shares to be sold in the conversion and by other factors.

(3)	Common stock reflects the net value of the common stock issued determined by subtracting anticipated underwriting commissions and costs of the offering from the gross value of the common stock issued as follows:

	680,000 Shares at $10.00	800,000 Shares at $10.00	920,000 Shares at $10.00
Issuance of common stock	$6,800,000	$8,000,000	$9,200,000
Underwriting commissions and other expenses	600,000	700,000	800,000

Net value from issuance of common stock	$6,200,000	$7,300,000	$8,400,000

Common stock does not reflect additional shares of common stock that could be issued pursuant to our stock-based incentive plan. The aggregate amount of common stock issuable under this plan is equal to 5% of the shares issued in the conversion, or 34,000 shares if 680,000 shares are issued, 40,000 shares if 800,000 shares are issued, and 46,000 shares if 920,000 shares are issued. See the subsection entitled “Certain Benefits” under the heading “Management.”

PRO FORMA DATA

The following pro forma condensed consolidated balance sheet as of March 31, 2004, gives effect to the conversion as if it had occurred as of March 31, 2004, and assumes that 680,000 shares of common stock (the minimum number of such shares required to be sold) are sold in the subscription offering, including conversion of the surplus notes. The following pro forma condensed consolidated statement of income for the three months ended March 31, 2004 and the year ended December 31, 2003 presents consolidated operating results for the Holding Company as if the conversion had occurred as of January 1, 2003. Pursuant to the plan of conversion, the Insurance Company will convert from a mutual to a stock company and simultaneously issue shares of its capital stock to the Holding Company in exchange for a portion of the net proceeds from the sale of common stock in the offering. The conversion will be accounted for as a simultaneous conversion, recapitalization and share offering which will not change the historical accounting basis of the Insurance Company’s financial statements. Completion of the conversion is contingent on the sale of a minimum of 680,000 shares of common stock. If less than the maximum number of shares of common stock is subscribed for in the offering, the remaining shares, up to the maximum of 920,000 shares, will be offered in the community offering. On the effective date of the conversion, the Insurance Company’s name will be changed to Fremont Insurance Company and it will become a wholly owned subsidiary of the Holding Company. Since the Holding Company is not currently an active entity and will be the parent of the Insurance Company, the following pro forma data is also representative of the Insurance Company.

The unaudited pro forma information does not purport to represent what the Holding Company’s financial position or results of operations actually would have been had the conversion occurred on the dates indicated, or to project the Holding Company’s financial position or results of operations for any future date or period. The pro forma adjustments are based on available information and certain assumptions that the Holding Company believes are factually supportable and reasonable under the circumstances. The unaudited pro forma financial information should be read in conjunction with the accompanying notes and the other financial information pertaining to the Insurance Company included elsewhere in this prospectus.

The pro forma adjustments and pro forma consolidated amounts are provided for informational purposes only. The Holding Company’s financial statements will reflect the effects of the conversion only from the date the event occurs.

Pro Forma Condensed Consolidated Balance Sheet

as of March 31, 2004

(Unaudited)

	Historical Consolidated	Adjustments(2)	Pro Forma Consolidated(1)
Assets
Investments
Fixed income securities	$28,141	$5,823	$33,964
Equity securities	5,274	—	5,274

Total investments	33,415	5,823	39,238
Cash & cash equivalents	1,782	—	1,782
Receivables	6,292	—	6,292
Reinsurance recoverables	14,992	—	14,992
Property and equipment, net	822	—	822
Deferred policy acquisition costs	1,136	—	1,136
Deferred equity offering costs	272	(272)	—
Other assets	145	—	145

Total assets	$58,856	$5,551	$64,407

Liabilities and shareholders’ equity
Losses and loss adjustment expenses	$17,148	$—	$17,148
Unearned premium	16,590	—	16,590
Ceded premium payable	6,604	—	6,604
Surplus notes	5,264	(638)	4,626
Other liabilities	4,803	(11)	4,792

Total liabilities	50,409	(649)	49,760
Shareholders’ equity
Common stock	—	6,200	6,200
Retained earnings	7,340	—	7,340
Unrealized gains on investments	1,107	—	1,107

Total shareholders’ equity	8,447	6,200	14,647

Total liabilities and shareholders’ equity	$58,856	$5,551	$64,407

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 31, 2004.

Notes To Unaudited Pro Forma

Condensed Consolidated Balance Sheet

(Dollars In Thousands, Except Per Share Data)

(1)	The unaudited pro forma condensed consolidated balance sheet, as prepared, gives effect to the sale of common stock at the minimum of the estimated range of the pro forma market value of the Insurance Company as a subsidiary of the Holding Company, as determined by the independent valuation by RP Financial, LC. For comparison with the above, the following table provides the net proceeds, pro forma shareholders’ equity, pro forma shareholders’ equity per share and the offering price as a percentage of pro forma shareholders’ equity per share at the minimum, midpoint and maximum of the estimated valuation range.

	680,000 Shares at $10.00 per Share	800,000 Shares at $10.00 per Share	920,000 Shares at $10.00 per Share
	(in thousands)
Net book value of common stock issued	$6,200	$7,300	$8,400
Pro forma shareholders’ equity	$14,647	$15,747	$16,847
Pro forma shareholders’ equity per share (in dollars)	$21.54	$19.68	$18.31
Offering price as a percentage of pro forma shareholders’ equity per share	46.43%	50.81%	54.61%

(2)	The pro forma adjustment to reflect the stock offering and conversion of Surplus Notes plus accrued interest is as follows (in thousands):

Value of 680,000 shares issued at $10.00/share	$6,800
Underwriting commissions and offering costs	600

Net book value of common stock issued	6,200
Less conversion of Surplus Notes for stock	638
Less conversion of Surplus Notes accrued interest for stock	11
Add back deferred offering costs incurred as of March 31, 2004 (included in the Underwriting commissions and offering costs noted above)	272

Net cash received from stock offering	$5,823

The following pro forma condensed consolidated statements of income for the three months ended March 31, 2004 and the year ended December 31, 2003, present consolidated operating results for the Insurance Company as if the conversion had occurred on January 1, 2003.

Pro Forma Condensed Consolidated Statement of Income

Three Months Ended March 31, 2004

(Unaudited)

	Historical Consolidated	Adjustments		Pro Forma Consolidated(5)
Revenue:
Net premiums earned	$5,087	—		$5,087
Net investment income	169	—	(1)	169
Net realized investment gains (losses)	(8)	—		(8)
Other revenue	33	—		33

Total revenue	5,281	—		5,281
Expenses:
Losses and LAE, net	3,917	—		3,917
Policy acquisition and other underwriting expenses	1,566	—		1,566
Interest expense	140	(11)	(2)	129
Stock conversion expenses	—	—	(3)	—
Demutualization expenses	19	(19)	(4)	—

Total expenses	5,642	(30)		5,612

Loss before federal income tax expense	(361)	30		(331)
Federal income tax expense	—	—		—

Net income	$(361)	$30		$(331)

Number of shares of common stock outstanding				$680,000
Earnings per share				$(0.49)

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Statement of Income.

Pro Forma Condensed Consolidated Statement of Income

Year Ended December 31, 2003

(Unaudited)

(1)	Does not reflect any income from the investment of net proceeds available for investment and assumed to be received on January 1, 2003. This income is not “factually supportable” as that term is used in the Securities and Exchange Commission’s rules and regulations. On a short-term basis, these proceeds are expected to be invested primarily in U.S. government securities and other federal agency securities. The three-month U.S. Treasury bill rate in effect on December 31, 2003 was 0.91% per annum. If these proceeds were invested at 0.91% for the three months ended March 31, 2004, pro forma net income (after tax), as reported in these pro forma financial statements, would have increased by $8,400. Pro forma net income per share, as reported herein, would have increased by $0.01 for the three months ended March 31, 2004.
(2)	Represents a reduction to interest expense for the three month period ended March 31, 2004 as a result of the exchange of $438,000 of Surplus Notes held by officers and directors as of January 1, 2003 and the conversion of $200,000 of Surplus Notes issued to officers and directors during 2003. The reduction is based on the amount of Surplus Notes held by directors and officers who intend to convert their Surplus Notes into stock. See Footnote 1 to the Capitalization table.
(3)	Costs and expenses related to the stock conversion estimated at $600,000 are not included in the historical consolidated column or the pro forma consolidated column because offering costs to issue shares of the Holding Company are accounted for as a direct reduction of common stock. See Footnote 3 to the Capitalization table.
(4)	Demutualization expenses are treated as non-recurring charges to the income statement and therefore have been excluded from the pro forma consolidated column.
(5)	The unaudited pro forma condensed consolidated statement of income, as prepared, gives effect to the sale of common stock at the minimum of the estimated range of the consolidated pro form market value of the Insurance Company as a subsidiary of the Holding Company, as determined by the independent valuation of RP Financial, LC.

.

Pro Forma Condensed Consolidated Statement of Income

Year Ended December 31, 2003

(Unaudited)

	Historical Consolidated	Adjustments		Pro Forma Consolidated(5)
Revenue:
Net premiums earned	$18,099	$—		$18,099
Net investment income	815	—	(1)	815
Net realized investment gains (losses)	(32)	—		(32)
Other revenue	208	—		208

Total revenue	19,090	—		19,090

Expenses
Losses and LAE, net	11,370	—		11,370
Policy acquisition and other underwriting expenses	6,707	—		6,707
Interest expense	577	(40)	(2)	537
Stock conversion expenses	—	—	(3)	—
Demutualization expenses	175	(175)	(4)	—

Total expenses	18,829	(215)		18,614

Income before federal income tax expense	261	215		476
Federal income tax expense	35	—		35

Net income	$226	$215		$441

Number of shares of common stock outstanding				680,000
Earnings per share				$0.65

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Statement of Income.

Notes to Unaudited Pro Forma

Condensed Consolidated Statement of Income

(1)	Does not reflect any income from the investment of net proceeds available for investment and assumed to be received on January 1, 2003. This income is not “factually supportable” as that term is used in the Securities and Exchange Commission’s rules and regulations. On a short-term basis, these proceeds are expected to be invested primarily in U.S. government securities and other federal agency securities. The average of the three-month U.S. Treasury bill rate in effect on each of December 31, 2002, March 31, 2003, June 30, 2003 and September 30, 2003 was 1.065% per annum. If these proceeds were invested at 1.065% for the year ended December 31, 2003, pro forma net income (after tax), as reported in these pro forma financial statements, would have increased by $39,000. Pro forma net income per share, as reported herein, would have increased by $0.05 for the year ended December 31, 2003.

(2)	Represents a reduction to interest expense for the year as a result of the exchange of $438,000 of Surplus Notes held by officers and directors as of January 1, 2003 and the exchange of $200,000 of Surplus Notes acquired by officers and directors during 2003. The reduction is based on the assumption that all of the Surplus Notes held by officers and directors will be exchanged in this offering.

(3)	Costs and expenses related to the stock conversion estimated at $600,000 are not included in the historical consolidated column or the pro forma consolidated column because offering costs to issue shares of the Holding Company are accounted for as a direct reduction of common stock. See Footnote 3 to the Capitalization table.

(4)	Demutualization expenses are treated as non-recurring charges to the income statement and therefore have been excluded from the pro forma consolidated column.

(5)	The unaudited pro forma condensed consolidated statement of income, as prepared, gives effect to the sale of common stock at the minimum of the estimated range of the consolidated pro form market value of the Insurance Company as a subsidiary of the Holding Company, as determined by the independent valuation of RP Financial, LC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

This analysis of the Insurance Company’s financial condition and results of operations, as well as the Selected Financial Data presented in this prospectus, should be read in conjunction with the Insurance Company’s Financial Statements and the other financial data regarding the Insurance Company found elsewhere in this prospectus. We use accounting principles that are in compliance with those generally accepted in the United States of America (GAAP). The discussion covers the Insurance Company’s financial condition and results of operations for the three months ended March 31, 2004 and 2003 and the years ended December 31, 2003, 2002, and 2001. The Insurance Company’s fiscal year ends on December 31. Any reference in this analysis to a particular year means the fiscal year ended on December 31 of that year unless otherwise stated.

In the description of our financial results, we use various ratios that investors compare and analyze. Those ratios are defined in the “Glossary of Selected Insurance Terms” in the prospectus.

Critical Accounting Policies

General. We are required to make estimates and assumptions in certain circumstances that affect the amounts reported in our financial statements and related footnotes. We evaluate these estimates and assumptions on an on-going basis based on historical developments, market trends, industry trends and other data we believe to be reasonable under the circumstances. There can be no assurance that actual results will conform to our estimates and assumptions, and that reported results of operation will not be adversely affected by the need to make accounting adjustments to reflect changes in these estimates and assumptions from time to time. We believe the following policies and procedures are among the most sensitive to estimates and judgments.

Liabilities for Loss and Loss Adjustment Expenses (LAE). These liabilities are estimates of the ultimate unpaid cost of all losses incurred, including losses for claims that have not yet been reported to the Insurance Company. The amount of the reserve for reported claims is based primarily on a case-by-case evaluation of the type of risk involved, knowledge of the circumstances surrounding each occurrence, and the insurance policy provisions relating to the type of loss. The amounts of loss reserves for unreported claims and loss adjustment expense reserves are calculated by using historical and actuarial information by line of business as adjusted to current conditions. Inflation is implicitly provided for in the reserving function through analysis of costs, trends and comparisons of historical reserving results to the ultimate results. Reserves are closely monitored and are recomputed periodically using the most recent information on reported claims and a variety of statistical techniques. Reserves are estimates. We expect that these estimates will be more or less than the amounts ultimately paid when the claim is settled. Changes in estimates, or differences between estimates and amounts ultimately paid, are reflected in the current financial statements.

Loss reserving techniques, which rely on historical information as adjusted to reflect current conditions, have been consistently applied during the periods presented. Changes in the estimate of the liability for losses and LAE reflect actual payments and evaluations of new information and data since the last report.

The loss reserves are computed in accordance with generally accepted loss reserving standards and principles, and make a reasonable provision for all unpaid loss and loss adjustment obligations of the Insurance Company under the terms of its contracts and agreements.

Because of the nature of insurance claims, there are uncertainties inherent in the estimates of the ultimate loss payment. Court decisions, regulatory changes and economic conditions can affect the ultimate cost of claims that occurred in the past as well as uncertainties regarding future loss cost trends. The ultimate liability for unpaid losses and LAE will differ from the amount recorded at the last reported date.

The property and casualty insurance industry generally has incurred substantial aggregate losses from claims related to asbestos-related illnesses, environmental remediation, product and construction defect liability, mold and other uncertain exposures. However, the Insurance Company has not experienced significant losses from these types of claims.

The following table shows the loss and LAE reserves by major business segment as of March 31, 2004 and December 31, 2003, 2002 and 2001 (in thousands):

	March 31, 2004	December 31,
		2003	2002	2001
Personal	$6,648	$5,923	$5,146	$7,217
Commercial	9,436	6,855	2,452	2,900
Farm	771	937	711	766
Marine	293	163	368	178

Total	$17,148	$13,878	$8,677	$11,061

The reserves are reported gross of any amounts recoverable from reinsurers and are reduced for anticipated salvage and subrogation. Anticipated salvage and subrogation as of March 31, 2004 and for the years ended December 31, 2003, 2002 and 2001 was approximately $497,000, $794,000, $1,067,000 and $582,000, respectively. The significant increase in anticipated salvage and subrogation during 2002 was due to several factors. First, the Insurance Company changed vendors with respect to its salvage program primarily relating to vehicle salvage. In 2002, the Insurance Company negotiated a contract with a salvage vendor that provided increased salvage recovery. Furthermore, during 2002, the Insurance Company began utilizing vendors who specialized in the area of subrogation and as a result were more aggressive in pursuing and receiving subrogation awards. In addition, there were two claims outstanding at December 31, 2002, which had unusually high anticipated recoverable balances, approximating $347,000. During 2003, settlements were received on these two claims related to the balances recoverable.

The increase in personal lines loss and LAE reserves from December 31, 2003 to March 31, 2004 is due to increased claim severity in the homeowners and private auto product lines. The commercial segment loss and LAE reserves were impacted by fire losses during the three months ended March 31 2004. As of March 31, 2004, the commercial lines loss and LAE reserves included approximately $1.9 million relating to two larger commercial fire losses that occurred during the period. Both losses are subject to reinsurance recovery as they exceeded the excess of loss retention of $125,000. The total reinsurance recoverable on these two losses is $1.65 million resulting in a net loss to the Company of $250,000 on these two losses. The commercial segment also experienced growth in loss and LAE reserves as of March 31, 2004 due to increased claim severity on the workers compensation product line.

The total liability for unpaid losses and loss adjustment expenses includes both reported and IBNR reserves. An actuarial range is calculated and a point estimate is developed from that range. We use three actuarial loss development methodologies to calculate this range; they are the paid loss development method, the incurred loss development method and the Bornhuetter-Ferguson expected loss ratio method. Each method calculates a different amount. These three methods use ten years of historical accident year development of recorded reserves. The development over time is used to establish a factor to calculate the range and point estimate. Development is defined as the change between two dates in the value of the loss reserve estimates. As of March 31, 2004, the upper limit of the range for our total carried reserves was 7.6% above the recorded liability for unpaid losses and loss adjustment expenses and the lower limit was 7.3% below the recorded amount. The upper limit of the range and the lower limit of the range for the unpaid loss and loss adjustment expenses by business segment, as of March 31, 2004, were as follows:

•	Personal. The upper limit of the actuarial range was 6.6% above and the lower limit was 7.8% below the recorded liability for unpaid losses and loss adjustment expenses;

•	Commercial. The upper limit of the actuarial range was 8.0% above and the lower limit was 6.7% below the recorded liability for unpaid losses and loss adjustment expenses;

•	Farm. The upper limit of the actuarial range was 8.9% above and the lower limit was 7.1% below the recorded liability for unpaid losses and loss adjustment expenses; and

•	Marine. The upper limit of the actuarial range was 21.2% above and the lower limit was 16.5% below the recorded liability for unpaid losses and loss adjustment expenses.

In the following discussions, we refer to the term “loss development,” which refers to the current calendar year income statement impact of changes in the provision for loss and LAE incurred in prior years. The following table shows the development of our reserves for unpaid losses and LAE on a GAAP basis for each of the years ended December 31, from 1994 to 2003. The line in the table titled “Net liability for loss and LAE,” shows the initial reserves at the balance sheet date, including losses incurred but not reported. The portion of the table titled “Cumulative net paid as of,” shows the cumulative amounts subsequently paid as of successive years with respect to the reserve shown at the top of the table. The portion of the table titled “Re-estimated net liability as of:,” shows the re-estimated amount of the previously reported liability for loss and LAE based on experience as of the end of each succeeding year. The estimates of liability for loss and LAE change as more information becomes available about the frequency and severity of claims for individual years. A redundancy (or deficiency) exists when the re-estimated amount of liability at each December 31 is less (or greater) than the prior liability estimate. The “Net cumulative redundancy (deficiency)” depicted in the table, for any particular calendar year, represents the aggregate change in the initial estimates over all subsequent calendar years.

The portion of the table titled “Gross liability end of year” shows the impact of reinsurance for the years shown, reconciling the net reserves in the upper portion of the table to gross reserves.

	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
	(in thousands)
Net liability for loss & LAE	6,924	6,127	6,287	4,576	4,350	3,767	4,219	5,627	4,375	6,136

Cumulative net paid as of:
End of year	4,941	2,966	4,820	1,653	2,184	2,094	3,831	3,816	2,998
Two years later	5,471	4,415	4,990	2,730	2,314	3,128	5,089	5,242
Three years later	6,113	5,148	5,330	3,276	2,900	3,565	5,898
Four years later	6,434	5,147	5,457	3,624	3,153	4,014
Five years later	6,507	5,185	5,645	3,806	3,381
Six years later	6,542	5,288	5,749	3,935
Seven years later	6,582	5,380	5,875
Eight years later	6,667	5,492
Nine years later	6,768

Re-estimated net liability as of:
End of year	7,380	5,429	5,262	3,438	3,745	3,354	5,402	5,351	5,475
Two years later	6,711	5,332	5,940	3,697	3,071	3,628	5,802	6,171
Three years later	6,630	5,504	5,761	3,680	3,166	3,893	6,298
Four years later	6,768	5,365	5,652	3,766	3,343	4,226
Five years later	6,659	5,264	5,766	3,941	3,551
Six years later	6,624	5,348	5,883	4,092
Seven years later	6,663	5,443	6,028
Eight years later	6,726	5,586
Nine years later	6,864

Net cumulative redundancy (deficiency)	60	541	259	484	799	(459)	(2,079)	(544)	(1,100)

Gross liability end of year	8,296	8,486	7,451	8,810	7,606	8,942	7,830	11,061	8,677	13,878
Reinsurance recoverables	1,372	2,359	1,164	4,234	3,256	5,175	3,611	5,434	4,302	7,742
Net liability end of year	6,924	6,127	6,287	4,576	4,350	3,767	4,219	5,627	4,375	6,136

Gross re-estimated liability — latest	8,451	8,643	8,370	9,012	8,822	9,186	14,299	12,621	12,479
Re-estimated reinsurance recoverables	1,587	3,057	2,342	4,920	5,271	4,960	8,001	6,450	7,004
Net re-estimated liability — latest	6,864	5,586	6,028	4,092	3,551	4,226	6,298	6,171	5,475

Gross cumulative (deficiency) redundancy	(155)	(157)	(919)	(202)	(1,216)	(244)	(6,469)	(1,560)	(3,802)

In evaluating the information in the table above, it should be noted that each column includes the effects of changes in amounts for prior periods. The table does not present accident year or policy year development data.

Conditions and trends that have affected the development of liabilities in the past may not necessarily occur in the future. Accordingly, it may not be appropriate to extrapolate future redundancies or deficiencies based on this table.

Since 1994, the Insurance Company’s reserve development on prior reserves ranged from favorable development of 18.4% in 1998 to adverse development of 49.3% in 2000. The average development for the years 1994 to 2003 was 4.4% adverse development. As discussed below, the Insurance Company experienced adverse development on prior year reserves relating primarily to variations from expected claim severity in the commercial line of business, specifically, commercial multiple peril for the 2002, 2001 and 2000 accident years. Furthermore, in 2000, our reserves experienced adverse development because a winter storm occurred in mid-December and most of the losses were not reported until January, 2001. The unexpected adverse development was larger than anticipated.

The key assumptions used in management’s selection of ultimate reserves include actuarial methodologies, a review of current pricing and underwriting initiatives, evaluation of reinsurance coverage and retention levels, and a detailed claim analysis with emphasis on how aggressive claims handling may be impacting the paid and incurred loss data contained in the actuarial methods.

The Company regularly updates its reserve estimates as new information becomes available and further events occur that may impact the resolution of unsettled claims. Changes in prior years’ reserve estimates are reflected in the results of operations in the year such changes are determined.

Activity in the liability for loss and loss adjustment expenses is summarized as follows (in thousands):

	Years Ended December 31,
	2003	2002	2001
Balance, beginning of year	$8,677	$11,060	$7,830
Less reinsurance balance recoverable	4,302	5,433	3,611

Net balance, beginning of year	4,375	5,627	4,219

Incurred related to:
Current year	10,270	10,912	13,459
Prior years	1,100	(276)	1,148

Total incurred	11,370	10,636	14,607

Paid related to:
Current year	6,609	8,073	9,403
Prior years	3,000	3,815	3,796

Total paid	9,609	11,888	13,199

Net balance, end of year	6,136	4,375	5,627
Plus reinsurance balances recoverable	7,742	4,302	5,433

Balance, end of year	$13,878	$8,677	$11,060

During 2003, the Insurance Company recognized an increase of approximately $1,100,000 in the liability for loss and loss adjustment expenses related to prior years as a result of strengthening its reserves. The adverse development in 2003, which approximated 25.1% of the net liability for loss and loss adjustment expenses as of the beginning of the year, is primarily attributable to variations from expected claim severity in the commercial line of business, specifically, commercial multiple peril for the 2002, 2001 and 2000 accident years. Within the commercial segment the commercial multiple peril and workers compensation product lines experienced adverse development of $1,748,000 and $22,000, respectively. The commercial segment also experienced redundant development of $47,000 in the commercial auto product line. The farm, homeowners and marine segments all experienced redundant development totaling $623,000.

The variation from initial reserve estimates for the commercial segment is attributable to several factors. First, the commercial multiple peril line includes several newer and growing product lines, including the Commercial Package and Business Owners products, for which the Insurance Company has not had an extensive history with respect to the nature of claims development, particularly with “longer-tail” liability claims. The reserve for loss and loss adjustment expenses for the commercial multiple peril lines as of December 31, 2003 and 2002 was $4,653,000 and $1,193,000, respectively. The lack of a fully developed book of commercial multiple peril business has made our initial reserve estimates more difficult to predict. As such, the claim development has been more volatile in the early stages of development. For many years, the Insurance Company’s core business consisted primarily of homeowners’ policies, which are typically “shorter-tail” claims. Liability claims typically require more extended periods of investigation and at times protracted litigation before they are finally settled, and therefore tend to yield loss development and payment patterns that stretch over longer periods of time.

In several liability cases, both factual and medical information were disclosed in years subsequent to the accident year causing adverse development. The delay in obtaining this information is due to increased regulations with respect to disclosing medical records. Moreover, the commercial multiple peril line includes larger liability exposures which have increased the claim severity not experienced by the Insurance Company in the past. The average net incurred loss, including loss adjustment expense, for the commercial segment was $5,969 in 2003 compared to $1,566 in 2002. Based on the factors described above, management strengthened the case base reserves during 2003. In addition, since actuarial projections indicated higher ultimate losses on prior years and management increased its estimate of the reserve for incurred but not reported claims.

During 2003, total paid claims decreased approximately $2,279,000 or 19.2% compared to the prior year. The decline is primarily due to a decline in the number of reported claims with activity during 2003 and open claims as of December 31, 2003. Total claims that had activity during 2003 or were open as of December 31, 2003 decreased 20.5% compared to 2002.

The table below presents a breakdown of the Insurance Company’s reserves for losses and LAE between reserves for reported losses and reserves for losses incurred but not reported (IBNR):

	March 31,	December 31,
	2004	2003	2002
Reported losses
Personal	$3,768	$3,192	$2,275
Commercial	5,725	3,421	1,202
Farm	371	537	315
Marine	116	(14)	238

	9,980	7,136	4,030

IBNR losses
Personal	2,880	2,731	2,871
Commercial	3,711	3,434	1,250
Farm	400	400	396
Marine	177	177	130

	7,168	6,742	4,647

Total
Personal	6,648	5,923	5,146
Commercial	9,436	6,855	2,452
Farm	771	937	711
Marine	293	163	368

	$17,148	$13,878	$8,677

The adverse development in 2001, which approximated 27.2% of the net liability for loss and loss adjustment expenses as of the beginning of the year, was due primarily to a winter storm that occurred in mid-December 2000. Although the storm occurred in December 2000, the actual damage, primarily consisting of water damage to roofs, took place in January 2001.

The winter storm resulted in significant accumulations of snow during December 2000. As opposed to a consistent melt of the snow there were erratic shifts in temperatures subsequent to the snowstorm which caused the snow to melt and then re-freeze over a period of several days. This situation, commonly known as ice damming, caused significant water damage to roofs of the Insurance Company’s policyholders. In addition to the actual damage, which did not occur until January 2001 and was not known as of December 31, 2000, most claims did not begin to be reported until January 2001, resulting in adverse development in 2001. The total losses incurred by the Insurance Company from this storm approximated $5,000,000.

Investments. Our investment securities are classified as available for sale. Investments classified as available for sale are available to be sold in the future in response to the Insurance Company’s liquidity needs, changes in market interest rates, tax strategies and asset-liability management strategies, among other reasons. Available for sale securities are reported at fair value, with unrealized gains and losses reported in the accumulated other comprehensive income component of shareholders’ equity, net of deferred taxes and the corresponding deferred tax asset valuation allowance.

Other Than Temporary Impairments of Securities and Unrealized Losses on Investments. We review the status and market value changes of our securities portfolio on at least a quarterly basis during the year, and any provisions for other than temporary impairments in the portfolio’s value are evaluated and established at each quarterly balance sheet date. In reviewing investments for other than temporary impairment, we consider, in addition to a security’s market price history, the issuer’s operating results, financial condition and liquidity, its ability to access capital markets, credit rating trends, most current audit opinion, industry and securities markets conditions, analyst expectations, and our intent and ability to retain fixed maturity securities for a period of time sufficient to allow for anticipated recovery in market value, in their totality to reach our conclusions.

Additionally, our impairment evaluation and recognition for interests in mortgage-backed/asset-backed securities is conducted in accordance with the guidance provided by the Emerging Issues Task Force of the Financial Accounting Standards Board. Under this guidance, impairment losses on securities must be recognized if the fair value of the security is less than both its book value and the net present value of expected future cash flows at the most recent (prior) estimation date. If these criteria are met, an impairment charge, calculated as the difference between the current book value of the security and its fair value, is included in earnings as a realized loss in the period the impairment arose. As a result of this evaluation process, there were no impairment losses recorded in mortgage-backed/asset-backed securities during the three months ended March 31, 2004 and 2003 and for the years ended December 31, 2003, 2002, and 2001.

During the years ended December 31, 2003, 2002 and 2001 the Insurance Company recorded a pre-tax charge to earnings, included in net realized gains (losses) in the statement of operations, of approximately $182,000, $277,000 and $210,000, respectively, relating to equity securities that the Insurance Company determined were other than temporarily impaired. During the three month periods ended March 31, 2004 and 2003, there were no securities that the insurance company determined to be other than temporarily impaired.

At March 31, 2004 and December 31, 2003, 2002 and 2001 gross unrealized depreciation on available for sale securities, which were not impaired, was approximately $98,000, $176,000, $467,000 and $321,000, respectively.

Policy Acquisition Costs. We defer certain policy acquisition costs, which vary with, and are directly related to, the production of business. In our case, these deferred costs consist primarily of agent commissions incurred net of ceding commissions earned. These costs are amortized over the effective period of the related insurance policies. The method followed in computing deferred policy acquisition costs limits the amount of deferred costs to their estimated realizable value, which gives effect to the premium earned, related investment income, loss and loss adjustment expense and certain other costs expected to be incurred as the premium is earned. Future changes in estimates, the most significant of which is expected to be loss and loss adjustment expense, may require accelerated amortization of deferred policy acquisition costs. Deferred policy acquisition costs at March 31, 2004 and December 31, 2003 and 2002 were approximately $1,136,000, $295,000 and $714,000, respectively. The increase in deferred policy acquisition costs as of March 31, 2004 is due to the runoff of the quota share reinsurance agreement. Effective January 1, 2004, the Insurance Company is no longer receiving a ceding commission because it is no longer ceding written premiums to the reinsurers under the quota share agreement. Historically, under the quota share agreement when written premiums were ceded to the reinsurer the Insurance Company earned a 36% ceding commission. As noted above, ceding commissions earned were a component of the deferred policy acquisition cost calculation.

The net amortization of deferred policy acquisition costs for the three month period ended March 31, 2004 and 2003 approximated $259,000 and $196,000, respectively. The net amortization for the years ending December 31, 2003, 2002 and 2001 approximated $523,000, $679,000 and $702,000, respectively.

Reinsurance. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. These balances are the amounts we expect to collect from our reinsurers for settled claims and for claims that are in the process of adjustment but have not been completely settled. Premiums paid for reinsurance contracts are recognized over the contract period during which the reinsurance coverage attaches to the underlying policy. Ceded unearned premiums and reinsurance balances recoverable on paid and unpaid losses and LAE are reported separately as assets, instead of being netted with the associated liabilities, because reinsurance does not relieve us of our legal liability to the claimants. Additionally, the same uncertainties associated with estimating unpaid loss and LAE affect the estimates for the ceded portion of these liabilities. We continually monitor the financial condition of our reinsurers.

The effect of reinsurance on premiums written and earned for the three months ended March 31, 2004 and 2003, are as follows:

	Three months ended March 31,
	2004		2003
	Written	Earned	Written	Earned
Direct	$7,590,990	$9,531,195	$7,047,880	$8,610,698
Assumed	36,806	47,971	34,024	43,055
Ceded	(726,269)	(4,492,018)	(3,665,115)	(4,365,063)

Net premiums	$6,901,527	$5,087,148	$3,416,789	$4,288,690

The effect of reinsurance on premiums written and earned for the years ended December 31, 2003, 2002 and 2001, are as follows:

	2003		2002		2001
	Written	Earned	Written	Earned	Written	Earned
Direct	$37,484,389	$35,997,072	$34,110,500	$34,678,423	$36,040,062	$35,175,495
Assumed	161,691	140,999	137,578	117,498	52,437	44,586
Ceded	(18,754,615)	(18,039,524)	(17,843,410)	(18,370,284)	(18,761,481)	(18,356,760)

Net premiums	$18,891,465	$18,098,547	$16,404,668	$16,425,637	$17,331,018	$16,863,321

Losses and loss adjustment expenses reported on the statement of operations are net of ceded amounts of approximately $3,385,000 and $3,595,000 for the three month periods ended March 31, 2004 and 2003, respectively, and $11,190,000, $6,742,000 and $16,908,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

The Insurance Company receives a ceding commission in conjunction with its reinsurance activities. These ceding commissions which are a component of deferred policy acquisition costs, were approximately $12,000 and $1,002,000 for the three month periods ended March 31, 2004 and 2003, respectively and $5,340,000, $4,240,000, and $5,220,000 for the years ending December 31, 2003, 2002 and 2001, respectively. The significant decline in ceding commission as of March 31, 2004 is due to the runoff of the quota share agreement. As previously discussed, effective January 1, 2004 the Insurance Company is no longer ceding written premiums to the reinsurer under the quota share agreement and therefore is no longer earning ceding commission.

Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. At March 31, 2004, the Insurance Company had recoverables of $14,992,000. This balance was comprised of $679,000 for paid losses, $9,698,000 for unpaid losses and $4,615,000 in unearned premium ceded to the reinsurers. At December 31, 2003, the Insurance Company had recoverables of $16,986,000. This balance was comprised of $863,000 for paid losses, $7,742,000 for unpaid losses and $8,381,000 in unearned premium ceded to the reinsurers. At December 31, 2002, the Insurance Company had recoverables of $12,975,000. This balance was comprised of $1,007,000 for paid losses, $4,302,000 for unpaid losses and $7,666,000 in unearned premium ceded to the reinsurers. The Insurance Company customarily collateralizes reinsurance balances due from non-admitted reinsurers through a funds withheld account or letters of credit. At December 31, 2003, the largest secured reinsurance recoverable is from a non-admitted reinsurer with an A.M. Best Company rating of “A”. This balance is secured by a funds withheld account and a letter of credit. The amount accounts for 65.8% of the total recoverable.

2003 Multi Line Quota Share Agreement Runoff. During 2003, the Insurance Company ceded 45% of its remaining net premiums and losses, after the effect of ceding premiums and losses under the excess of loss and catastrophe excess of loss reinsurance agreements, on all business except boiler and machinery to the reinsurers under a multi line quota share agreement. The Insurance Company received a 36% commission on the ceded premium written. The agreement was structured on a funds withheld basis and required the Insurance Company to accrue interest at an annual rate of approximately 2.5%. In addition to ceding a significant portion of its risks to the reinsurer, the agreement also allows the Insurance Company to reduce its financial leverage and to realize immediate reimbursement for related upfront acquisition costs, thus adding to its financial capacity.

As part of our strategy to reduce our quota share reinsurance, the Insurance Company placed the multi line quota share agreement into runoff on December 31, 2003. This decision was based on several factors. Historically, the Insurance Company has ceded positive underwriting results to the reinsurers under the quota share agreement. This means that the Insurance Company has ceded more premium revenue than losses and loss adjustment expense to the reinsurers. Furthermore, as a result of more stringent risk transfer requirements with respect to quota share reinsurance coverage it became evident that the cost of purchasing quota share reinsurance coverage for 2004 as well as possibly reducing the quota share percentage was cost prohibitive to the Insurance Company.

In addition, the impetus for originally obtaining quota share reinsurance coverage in 1997 was to improve the ratio of net written premiums to statutory surplus. As a result of ceding written premiums to the reinsurer under quota share reinsurance agreements the Insurance Company has been able to maintain a sufficient ratio of net written premiums to statutory surplus. Furthermore, since 1997 the Insurance Company’s statutory surplus has grown from $9.0 million to $15.7 million as of the end of 2003. Moreover, the Insurance Company continues to limit its exposure by maintaining coverage under other treaty and facultative reinsurance agreements including catastrophe and excess of loss programs. For additional information on the Insurance Company’s reinsurance, see “Business — Reinsurance” on page 71.

Despite placing the multi line quota share reinsurance agreement into runoff, reinsurance coverage will continue on those covered policies in force as of December 31, 2003 until the underlying policies expire during

2004. Losses from the policies in force will continue to be ceded to the reinsurer until the underlying policies expire in 2004. As a result, the underlying reinsurance assets and liabilities, under the multi line quota share reinsurance agreement, will runoff and any net funds under the agreement, less a 3.5% risk charge to the reinsurers, would be retained by the Company.

As a result of placing the agreement into runoff the Insurance Company will also increase its exposure and risk with respect to potential losses which may cause our loss reserves to increase. However, the Insurance Company will also increase its net written premiums due to the fact that premiums written in 2004 will no longer be ceded to the reinsurer under a quota share agreement.

At March 31, 2004 and December 31, 2003, there was approximately $4.5 million and $8.3 million, respectively, in ceded unearned premium under the multi line quota share agreement. As of December 31, 2004, the ceded unearned premium balance will be reduced to zero as the covered policies expire during 2004. During 2003, the Insurance Company’s ceded premiums written and ceded premiums earned under the multi line quota share agreement were approximately $13.8 million and $13.2 million, respectively. During 2004, the Insurance Company’s ceded premiums earned as a result of the runoff of the multi line quota share agreement will be $8.3 million. For the three months ended March 31, 2004 the insurance company recorded ceded premiums earned of $3.5 million under the multi line quota share agreement. The effect on net premiums earned for 2004 as compared to 2003 will be an increase of approximately $4.9 million due to the decline in earned premiums ceded to the reinsurer.

The Insurance Company will continue to cede loss and LAE on claims incurred under the policies in force at December 31, 2003, representing the $8.3 million in ceded unearned premium. All new policies written in 2004 and policies renewed in 2004 will no longer be covered by the multi line quota share agreement. As a result, the Insurance Company will retain the loss and LAE that otherwise would have been ceded to the reinsurer under the former agreement.

As noted above, the Insurance Company received a 36% ceding commission on ceded premium written. During 2003, the Insurance Company recorded ceding commission under the multi line quota share agreement of approximately $5.3 million which is deferred and then amortized to expense, over the period in which the related premiums are earned, as a component of deferred policy acquisition costs. The Insurance Company will not record any ceding commission in 2004 due to the fact that no additional premiums written will be ceded to a reinsurer under a multi line quota share agreement.

Income Taxes. Deferred federal income tax assets and liabilities are recognized for the expected future tax consequences attributable to the differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets primarily relate to deductible temporary differences for unpaid losses and loss adjustment expenses and unearned premiums, as well as minimum tax credit carry forwards. We review our net deferred federal tax asset on a regular basis for recoverability based on the availability of future taxable income in the years when the deductible temporary differences are expected to reverse. As a result of this review, we have established a valuation allowance of $5,328,000 at March 31, 2004, which reduces the Insurance Company’s net deferred tax asset to zero.

Results Of Operations – Three Months Ended March 31, 2004 and 2003

Premiums. Direct written premiums for the three months ended March 31, 2004 were approximately $7,591,000, an increase of $543,000, or 7.7%, compared to $7,048,000 for the same period in 2003. Direct written premium by major business segment for the three months ended March 31 was as follows:

	2004	2003	% Change	% of Business
Personal	$4,303,377	$3,780,213	13.8%	56.7%
Commercial	2,145,082	2,223,914	-3.5%	28.3%
Farm	920,627	874,741	5.2%	12.1%
Marine	221,904	169,012	31.3%	2.9%

Total Direct Written Premium	$7,590,990	$7,047,880	7.7%	100.0%

Direct written premiums for the personal segment increased 13.8% primarily as a result of growth in the number of policies in the homeowners and private passenger auto product lines. The decline in direct written premiums for the commercial segment of 3.5% is attributable to a decrease in our workers compensation product line offset by moderate increases in other commercial line products. The farm and marine segments grew 5.2% and 31.3%, respectively, over the same period in 2003. The growth in these two segments is due to both increased number of policies and rate increases.

In the normal course of business, the Insurance Company seeks to reduce the loss that may arise from events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. The Insurance Company utilizes three primary categories of treaty reinsurance coverage, as well as facultative coverage, to reduce the impact of major losses. The treaty reinsurance includes multi-line excess of loss, catastrophic excess of loss and quota share coverages. The Insurance Company ceded $726,000 in written premium during the three month period ended March 31, 2004 compared to $3,665,000 in the same period in 2003, a decrease of $2,939,000, or 80.2%. The decline is due primarily to the runoff of the quota share contract. As discussed below, effective December 31, 2003 the quota share contract was placed into runoff and as a result no new written premiums are ceded to the reinsurer under the quota share agreement.

Net earned premium for the three months ended March 31, 2004 was approximately $5,087,000, an increase of $798,000, or 18.6%, compared to $4,289,000 generated in the same period in 2003. Net earned premium by major business segment for the three month period ended March 31 was as follows:

	2004	2003	% Change	% of Business
Personal	$3,054,208	$2,525,480	20.9%	60.0%
Commercial	1,325,162	1,154,075	14.8%	26.0%
Farm	541,989	475,766	13.9%	10.7%
Marine	165,789	133,368	24.3%	3.3%

Total Net Earned Premium	$5,087,148	$4,288,689	18.6%	100.0%

Net earned premium for the personal segment increased $529,000 or 20.9% over the prior year and was due primarily to growth in the homeowners product line which increased $229,000 and the personal auto product line which increased $298,000 over the prior year. Net earned premium for the commercial segment increased $171,000 or 14.8% over the prior year. The growth in the commercial segment was due to commercial multi-peril and commercial auto product lines which increased $154,000 and $19,000, respectively.

Investment Income. Net investment income, excluding net realized gains and losses, decreased $82,000, or 32.6%, during the three months ended March 31, 2004 to $169,000 from $251,000 during the same period in

2003. The rate of return on invested assets, including cash and cash equivalents, decreased to 1.9% during the three months ended March 31, 2004 from 4.0% during the same period in 2003. The decline in the rate of return is due to increased investment expenses during the three months ended March 31, 2004. The decline in the rate of return was also due to the fact that although average invested assets increased during the three months ended March 31, 2004 the investments were acquired throughout the three month period. Therefore, a rate of return was not necessarily earned for the full three months on the increased invested asset base. Investment expenses increased during the three months ended March 31, 2004 compared to 2003 due to fees paid to the investment management consultant who was first engaged in April 2003 and letter of credit fees incurred relating to the funds withheld balance under the quota share agreement. Average invested assets at March 31, 2004 compared to March 31, 2003 increased $9,762,000 or 38.7%. The growth in invested assets was primarily due to increased net cash flows provided from operating activities during 2003 which was used for acquiring investment securities during the three months ended March 31, 2004. The Insurance Company recorded a net realized investment loss of $8,000 for the three month period ended March 31, 2004, compared with a net realized investment loss of $13,000 for the same period in 2003.

The following table summarizes securities with unrealized gains and losses at March 31, 2004:

	Fair Value	Unrealized Gains	Unrealized Losses
Fixed maturities:	(In thousands)
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$4,500	$55	$20
States and political subdivisions	249	1	—
Corporate securities	14,312	429	13
Mortgage-backed securities	9,080	116	11

	28,141	601	44
Equity securities:
Preferred stocks	522	23	—
Common stocks	4,752	581	54

	5,274	604	54

Total	$33,415	$1,205	$98

At March 31, 2004, corporate securities accounted for 50.9% of our fixed maturities portfolio, mortgage backed securities were 32.3%, U. S. government and government agency bonds were 15.9%, and states and political subdivisions were 0.9%. At March 31, 2004, our equity portfolio had a concentration in the U. S. industrial and miscellaneous sector of 73.6%, 11.3% was in the public utilities sector, and 15.1% was in the banks, trusts and insurance sector.

All securities are listed as available for sale. We evaluate securities for impairment on a regular basis and specifically determine on an individual security basis whether or not the decline in value is other than temporary. Equity securities with unrealized losses at March 31, 2004 were generally determined to have temporary declines in value due to geopolitical reasons or a reaction to their particular industry rather than fundamental reasons. We believe it is more likely than not that those securities will appreciate in value. If it is subsequently determined that our assessment of those companies is incorrect and we conclude the decline in value is other than temporary, future earnings will be negatively affected.

The following table summarizes the length of time equity securities with unrealized losses at March 31, 2004, have been in an unrealized loss position:

			Length of Unrealized Loss
	Fair Value	Unrealized Loss	Less Than 6 Months	6 to 12 Months	Over 12 Months
	(in thousands)
Common stock	$4,752	$54	$36	$18	$—
Preferred sock	522	—	—	—	—

Total	$5,274	$54	$36	$18	$—

Other Income. Other income primarily includes premium installment charges, fees for non-sufficient fund checks, late payment fees and other miscellaneous income and expense items. Other income was approximately $33,000 for the three months ended March 31, 2004 compared to $54,000 for the same period in 2003.

Loss and Loss Adjustment Expenses (LAE). The Insurance Company’s net loss and LAE by major business segment as well as the loss and LAE ratio’s for the three months ended March 31 are shown in the tables below:

	2004	2003	$ Change	% Change
Personal	$2,421,244	$1,533,355	$887,889	57.9%
Commercial	1,321,386	1,161,230	160,156	13.8%
Farm	212,634	236,011	(23,377)	-9.9%
Marine	(37,988)	(76,467)	38,479	-50.3%

	$3,917,276	$2,854,129	$1,063,147	37.2%

Personal	79.3%	60.7%
Commercial	99.7%	100.6%
Farm	39.2%	49.6%
Marine	-22.9%	-57.3%

	77.0%	66.6%

Total loss and LAE increased $1,063,000 or 37.2% during the three month period ending March 31, 2004 compared to the same period in 2003. The increase was driven by higher net losses and LAE in the personal segment as a result of increased claim severity in the homeowners and personal auto product lines as compared to the same period in 2003 and a decrease in ceded loss and LAE as a result of the runoff of the quota share reinsurance coverage. As a result of the quota share contract runoff, net loss and LAE increased approximately $192,000 during the three month period ending March 31, 2004 compared to the same period in 2003. The increase is due to the fact that the insurance company no longer ceded loss and LAE to the quota share reinsurer on policies written subsequent to December 31, 2003. Despite the increased net earned premium for the personal lines, the loss and LAE ratio increased from 60.7% for the three months ended March 31 2003 to 79.3% for the same period in 2004. The increased loss and LAE in the commercial segment is primarily a result of increased claim severity in the workers compensation product line in 2004 compared with the same period in 2003. Net losses and LAE in the farm segment decreased during the three months ended March 31, 2004 as compared to 2003 primarily as a result of decreased claim frequency. The volatility in the marine segment, the Insurance Company’s smallest segment, is due primarily to smaller volume of premiums and losses and LAE. The marine segment experienced net loss and LAE recoverable amounts in the three month periods ended March 31, 2004 and 2003 due primarily to salvage and subrogation recoveries.

The Insurance Company’s loss adjustment expense ratio increased to 18.0% for the three months ended March 31, 2004 compared to 11.7% for the same period in 2003. Several factors contributed to the increased percentage. First, as a result of two unfilled inhouse adjuster positions the Insurance Company increased its utilization of independent outside adjusters during the three month period ending March 31, 2004 as compared to the same period in 2003. Both positions have been filled by hiring two inhouse adjusters. Second, the amount of LAE ceded to reinsurers decreased during the three months ended March 31, 2004 as compared to the same period in the prior year. And third, the reserve for unallocated LAE increased during the three months ending March 31, 2004 as compared to the same period in the previous year. The increase in unallocated LAE reserves is a result of increased direct loss reserves during those same periods.

The loss and LAE reserves represent our best estimate of the ultimate cost of all losses incurred but unpaid and considers historical loss experience, loss trends, our loss retention levels and the expected frequency and severity of claims. The process of establishing reserves is a complex and uncertain process, requiring the use of informed estimates and judgments. Our estimates and judgments may be revised as additional experience and other data become available and are reviewed, as new or improved methodologies are developed or as the current legal environment affecting the settlement of our liability claims changes. Any such changes could result in future revisions in the estimates of losses or reinsurance recoverables, and would be reflected in our results of operations for the most recent period being reported coinciding with when the change occurs. We believe our reserves for losses and LAE are adequate; however, given the inherent uncertainty in reserve estimates, there can be no assurance that the ultimate amount of actual losses will not exceed the related amounts currently estimated. Furthermore, any such difference could have a material effect on our results of operations and financial position.

Policy Acquisition and Other Underwriting Expenses. Policy acquisition and other underwriting expenses were approximately $1,566,000 for the three months ended March 31, 2004 compared to $1,504,000 for the same period in 2003, an increase of $62,000 or 4.1%. As a result of continued efforts to reduce or limit the growth in underwriting expenses, most expense line items experienced a decrease during the period as compared to the prior year with the exception of contingent commissions, legal and auditing fees and the net periodic benefit cost for the postretirement health benefit plan. The Insurance Company’s expense ratio, defined as policy acquisition and other underwriting expense as a percentage of net earned premiums, was 30.8% for the three months ended March 31, 2004 compared to 35.1% for the same period in 2003. The decline in the expense ratio is due primarily to continued expense management efforts by the Insurance Company coupled with an increase in net earned premium of 18.6%.

Interest Expense. Interest expense increased approximately $39,000 during the three months ended March 31, 2004 compared to the same period in 2003. The increase is due primarily to higher interest expense in 2004 compared to 2003 related to the quota share reinsurance contract which is currently in run-off. The quota share reinsurance contract was structured on a funds withheld basis and requires the Insurance Company to accrue interest at an annual rate of 2.5%.

Demutualization Expense. Demutualization expenses, which amounted to $18,625 for the three months ended March 31, 2004, include the cost of engaging external accounting, actuarial, legal and other consultants to advise the Company in the demutualization process. As of March 31, 2003 the Insurance Company had not incurred any demutualization expenses. Future demutualization expenses will also include the cost of printing and postage for communications with policyholders.

Results Of Operations — Fiscal Years Ended December 31, 2003 and 2002

Premiums. Direct written premiums in 2003 were approximately $37,484,000, an increase of $3,373,000, or 9.9%, compared to $34,111,000 in 2002. Direct written premium by major business segment for the years ended December 31 was as follows:

	2003	2002	% Change	% of Business
Personal	$22,117,497	$20,329,238	8.8%	59.0%
Commercial	9,858,755	8,834,957	11.6%	26.3%
Farm	4,240,766	3,891,070	9.0%	11.3%
Marine	1,267,371	1,055,235	20.1%	3.4%

Total Direct Written Premium	$37,484,389	$34,110,500	9.9%	100.0%

Direct written premiums for the personal segment increased 8.8% primarily as a result of rate increases implemented during 2003. Actual policy count for the personal segment increased 0.7% over the prior year. Growth in direct written premiums for the commercial segment of 11.6% is attributable to both rate increases and growth in the number of policyholders. The commercial policy count increased 4.3% compared to the prior year. The farm segment grew 9.0% over the prior and was due to rate increases implemented during 2003. Actual policy count for the farm segment increased 0.2% over the prior year. The marine segment grew 20.1% which is due to rate increases during 2003 offset by a decline of 3.7% in the number of policyholders.

In the normal course of business, the Insurance Company seeks to reduce the loss that may arise from events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. The Insurance Company utilized three primary categories of treaty reinsurance coverage, as well as facultative coverage, to reduce the impact of major losses. The treaty reinsurance includes multi-line excess of loss, catastrophic excess of loss and quota share coverages. The Insurance Company ceded $18,755,000 in written premium during 2003 compared to $17,843,000 in 2002, an increase of $912,000, or 5.1%. As a percentage of direct written premium, ceded written premium decreased to 50.0% in 2003 from 52.3% in 2002. The decline is due primarily to better terms negotiated in the 2003 quota share contract which decreased the cost to the Insurance Company.

Net earned premium in 2003 was approximately $18,099,000, an increase of $1,673,000, or 10.2%, compared to $16,426,000 in 2002. Net earned premium by major business segment for the years ended December 31 was as follows:

	2003	2002	% Change	% of Business
Personal	$10,550,136	$10,690,846	-1.3%	58.3%
Commercial	4,930,417	3,383,157	45.7%	27.2%
Farm	2,033,284	1,866,667	8.9%	11.2%
Marine	584,710	484,967	20.6%	3.2%

Total Net Earned Premium	$18,098,547	$16,425,637	10.2%	100.0%

Net earned premium from the personal segment decreased 1.3% primarily as a result of the effects of the agency reorganization which took place in 2002. As part of the agency reorganization the Insurance Company terminated its relationship with many underperforming agencies resulting in a reduction of direct written premium to the personal segment during 2002. The Insurance Company is projecting modest growth in this line in the near future. It is our intent to maintain the profitable homeowner business we already have, continue to non-renew or cancel unprofitable business, and replace the unprofitable policies with high quality, targeted, multi-policy homeowners and auto business. Net earned premium for the commercial segment for the year ended December 31, 2003 increased $1,547,000, or 27.2%, to $4,930,000 from $3,383,000 for the comparable 2002 period. The increase in the commercial segment was due to the Insurance Company’s continued efforts to achieve a balanced book of business by focusing on increasing its share of the commercial market. The farm and marine segments continue to grow primarily as a result of rate increases.

Investment Income. Net investment income, excluding net realized gains and losses, increased $166,000, or 25.5%, in 2003 to $815,000 from $649,000 in 2002. The rate of return on invested assets, including cash and cash equivalents, decreased to 2.8% in 2003 from 2.9% in 2002. Gross investment income before investment expenses increased approximately $363,000 or 35.8% which is due to an increase in invested assets during 2003. Cash and invested assets grew to $34,782,000 as of December 31, 2003, from $23,235,000 as of December 31, 2002, an increase of $11,547,000 or 49.7%. The growth in invested assets was primarily due to an increase in net cash flows provided from operating activities, which included $5.2 million of cash received as a result of the termination of the 2002 quota share reinsurance contract. Offsetting the increase in gross investment income was additional investment expense, which was in part due to the Insurance Company engaging an investment management consultant in April 2003 for its fixed income portfolio. The Insurance Company expects the additional asset management expense will be more than offset by increased yield and trading efficiency.

The Insurance Company recorded a net realized investment loss of $32,000 for the year ended December 31, 2003, compared with a net realized investment loss of $196,000 for the year ended December 31, 2002. Included in the net realized loss for the year ended December 31, 2003 is an other than temporary impairment write-down on equity securities, which amounted to $182,000. The Insurance Company recorded net realized gains on sales of fixed maturity securities of $84,000 in 2003 compared to $83,000 in 2002. During 2003 the

Company engaged an investment management consultant for the fixed maturity portfolio. Under the guidelines provided to the investment management consultant the fixed maturity portfolio experienced a rebalancing during 2003. The focus of the Company’s rebalancing was to improve credit quality, liquidity and diversification within the portfolio, to create a more stable income stream and to enhance long-term total return. Despite the Company’s intent and ability to hold fixed maturity securities until maturity, proceeds from the sale of fixed maturity securities increased during 2003 as a result of rebalancing the portfolio. Excluding the effect of the other than temporary impairment write-downs the Insurance Company recorded net realized gains on the sale of equity securities of $66,000 in 2003 compared to a net realized loss of $2,000 on the sale of equity securities in 2002 which is consistent with the improvement in the equity markets during 2003.

The following table summarizes securities with unrealized gains and losses at December 31, 2003:

	Fair Value	Unrealized Gains	Unrealized Losses
Fixed maturities:	(In thousands)
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$3,949	$10	$47
States and political subdivisions	248	—	1
Corporate securities	12,688	171	83
Mortgage-backed securities	8,159	66	31

	25,044	247	162
Equity securities:
Preferred stocks	518	19	—
Common stocks	2,242	455	13

	2,760	474	13

Total	$27,804	$721	$175

At December 31, 2003, corporate securities accounted for 50.7% of our fixed maturities portfolio, mortgage backed securities were 32.6%, U. S. government and government agency bonds were 15.8%, and states and political subdivisions were 0.9%. At December 31, 2003, our equity portfolio had a concentration in the U. S. industrial and miscellaneous sector of 87.2%, 4.6% was in the public utilities sector, and 8.2% was in the banks, trusts and insurance sector.

All securities are listed as available for sale. We evaluate securities for impairment on a regular basis and specifically determine on an individual security basis whether or not the decline in value is other than temporary. Equity securities with unrealized losses at December 31 were generally determined to have temporary declines in value due to geopolitical reasons or a reaction to their particular industry rather than fundamental reasons. We believe it is more likely than not that those securities will appreciate in value. If it is subsequently determined that our assessment of those companies is incorrect and we conclude the decline in value is other than temporary, future earnings will be negatively affected.

The following table summarizes the length of time equity securities with unrealized losses at December 31, 2003, have been in an unrealized loss position:

			Length of Unrealized Loss
	Fair Value	Unrealized Loss	Less Than 6 Months	6 to 12 Months	Over 12 Months
	(in thousands)
Common stock	$2,242	$13	$13	$—	$—
Preferred sock	518	—	—	—	—

Total	$2,760	$13	$13	$—	$—

Other Income. Other income primarily includes premium installment charges, fees for non-sufficient fund checks, late payment fees and other miscellaneous income and expense items. Other income was approximately $208,000 in 2003 compared to $153,000 in 2002. Premium installment charges included in other income were $208,000 in 2003 compared to $198,000 in 2002, an increase of $10,000 or 4.8%. The increase is primarily driven by increased direct written premiums during 2003.

Loss and Loss Adjustment Expenses (LAE). The Insurance Company’s net loss and LAE by major business segment as well as the loss and LAE ratio’s are shown in the tables below:

	2003	2002	$ Change	% Change
Personal	$5,308,934	$7,385,616	$(2,076,682)	-28.1%
Commercial	4,870,919	1,323,104	3,547,815	268.1%
Farm	981,541	1,353,493	(371,952)	-27.5%
Marine	208,779	573,523	(364,744)	-63.6%

	$11,370,173	$10,635,736	$734,437	6.9%

	2003	2002
Personal	50.3%	69.1%
Commercial	98.8%	39.1%
Farm	48.3%	72.5%
Marine	35.7%	118.3%

	62.8%	64.8%

Total loss and LAE increased $734,000 or 6.9% during 2003. Despite the positive results achieved in the personal, farm and marine segments which collectively experienced a decrease of $2,813,000 or 30.2% in loss and LAE compared to 2002, the Insurance Company experienced a significant increase of $3,548,000 or 268.1% in loss and LAE in the commercial segment. As discussed above under Critical Accounting Policies — Liabilities for Loss and Loss Adjustment Expenses (LAE) the Insurance Company strengthened its reserves primarily in the commercial segment as a result of increased claim severity.

Loss and LAE for the personal and farm segments continues to improve from the Insurance Company’s agency reorganization plan and its continued focus on its target market. During 2001 the Insurance Company began the reorganization of its agency force by terminating agency relationships with agencies that did not have a history of producing profitable business for the Insurance Company. Despite the decline in direct written premium during 2002 and modest growth in 2003, primarily in the personal and farm segments, the Insurance Company has been able to underwrite more profitable business which is a significant factor driving the decline in loss and LAE and the related decline in the loss and LAE ratios noted in the table above. During 2003 the Insurance Company also experienced a decline in claim frequency which is evidence of management’s continued focus on its target market. The number of claims with activity during 2003 for the personal segment declined 20.8% while the farm segment experienced a decline of 37.7%.

The increase in the commercial segment’s loss and LAE is primarily attributable to variations from expected claim severity in the commercial line of business, specifically, commercial multiple peril. The commercial multiple peril line includes several newer and growing product lines for the Company and, as a result, the Company has not had an extensive history with respect to the nature of claims development in this line. Lack of a fully developed book of commercial multiple peril business has made our initial reserve estimates very difficult to predict. In addition, commercial liability claims are taking longer than anticipated to settle. Furthermore, upon re-estimation, management determined that claim severity (the average cost of a claim) in the commercial segment had increased more than expected. The average net incurred loss and LAE for the commercial segment was $5,969 in 2003 compared to $1,566 in 2002. The increase in claim severity is partly attributable to the fact that the commercial multiple peril line includes larger liability exposures which have increased the dollar amount of individual claims not experienced by the Company in the past. Based on the factors described above management strengthened the case base reserves during 2003. As a result, actuarial projections indicated higher ultimate losses on prior years and management increased its estimate of the reserve for incurred but not reported claims.

The decrease in the marine segment’s net loss and LAE and the related ratio was due to larger than normal losses in 2002 primarily attributable to a two-boat collision and a fire in a storage facility that contained two boats insured by the Insurance Company. Given the fact that marine is our smallest segment with 2002 net earned premiums of $485,000, these two losses during 2002 caused a significant increase in the net loss and LAE and the corresponding ratio. In addition, the marine segment also experienced a decline in claim frequency during 2003. The number of claims with activity during 2003 for the marine segment declined 14.0%

The Insurance Company’s loss adjustment expense ratio declined to 11.6% in 2003 compared to 12.0% in 2002. The decreased percentage is due primarily to limiting the growth in net loss adjustment expense to 6.8% while net premiums earned grew 10.2% during 2003. During 2003 the Insurance Company was able to reduce its net legal and independent adjusting expense by 3.1% compared to 2002 by continuing to use internal adjusters for handling most claims as well as being proactive in our approach to liability cost management. During 2003 the Insurance Company added in-house legal counsel to our claims resources. Use of in-house counsel has reduced the Insurance Company’s reliance on outside counsel resulting in an associated savings in legal expenses.

The loss and LAE reserves represent our best estimate of the ultimate cost of all losses incurred but unpaid and considers historical loss experience, loss trends, our loss retention levels and the expected frequency and severity of claims. The process of establishing reserves is a complex and uncertain process, requiring the use of informed estimates and judgments. Our estimates and judgments may be revised as additional experience and other data become available and are reviewed, as new or improved methodologies are developed or as the current legal environment affecting the settlement of our liability claims changes. Any such changes could result in future revisions in the estimates of losses or reinsurance recoverables, and would be reflected in our results of operations for the most recent period being reported coinciding with when the change occurs. We believe our reserves for losses and LAE are adequate; however, given the inherent uncertainty in reserve estimates, there can be no assurance that the ultimate amount of actual losses will not exceed the related amounts currently estimated. Furthermore, any such difference could have a material effect on our results of operations and financial position.

Policy Acquisition and Other Underwriting Expenses. Policy acquisition and other underwriting expenses were approximately $6,706,000 in 2003 compared to $6,226,000 in 2002, an increase of $480,000 or 7.7%. The increase is due to several factors. Contingent commission expense in 2003 increased approximately $259,000 over 2002 primarily due to continued improvement in profitable business written by the agency force as well as increased direct written premiums in 2003. In addition to contingent commissions the Insurance Company offered an incentive trip to eligible agents resulting in an increase to expense of approximately $178,000. Wages and benefits allocated to underwriting expense increased approximately $247,000 or 11.2%. Approximately $113,000 is due to an increase in employee profit sharing plan expense as a result of increased operating income during 2003. In addition, the net periodic benefit cost for the postretirement health benefit plan, allocated to underwriting expense increased approximately $72,000 with the remaining increase due primarily to annual compensation adjustments for employees. The Insurance Company participates in various associations within the State of Michigan designed to protect policyholders and claimants against losses due to insolvency of insurers. The assessments incurred during 2003 increased approximately $127,000 over the prior years. Other taxes increased approximately $155,000 primarily as a result of federal excise taxes incurred under the 2003 quota share reinsurance agreement. Offsetting the aforementioned items was a decrease of $156,000 in net amortization of deferred policy acquisition costs and the elimination of approximately $330,000 in expense incurred in 2002 related to the terminated defined benefit plan. The Insurance Company’s expense ratio, defined as policy acquisition and other underwriting expense as a percentage of net earned premiums, was 37.1% in 2003 compared to 37.9% in 2002. The decline in the expense ratio is due to primarily to the increase in net earned premium of 10.2% offset by the increase in policy acquisition and other underwriting expenses of 7.7% discussed above.

Interest Expense. Interest expense increased approximately $212,000 during 2003 compared to 2002. The increase is due to additional surplus note interest of $31,000 and interest expense of $181,000 related to the 2003 quota share reinsurance contract. The 2003 quota share reinsurance contract was structured on a funds withheld basis and required the Insurance Company to accrue interest at an annual rate of 2.5%.

Demutualization Expense. Demutualization expenses include the cost of engaging external accounting, actuarial, legal and other consultants to advise the Company in the demutualization process. Future demutualization expenses will also include the cost of printing and postage for communications with policyholders.

Settlement/Curtailment of Benefit Plan. Prior to 2002, the Insurance Company provided a defined benefit pension plan for employees. The pension plan operated in an over funded status in recent years with continuing increases in administrative and actuarial costs. Consistent with business trends, more emphasis was placed on enhancing contributions to our 401(k) defined contribution plan. We decided in 2001 to terminate the pension plan. Regulations are explicit in handling the termination process and a pension plan actuary was retained to direct the process.

Effective November 30, 2001, we terminated the sponsored defined benefit plan. As of January 1, 2001, we had estimated that plan assets would exceed the projected benefit obligation as of the date of termination and a prepaid benefit cost was recorded. As a result of the termination of the plan during 2001, we recognized a curtailment gain of approximately $1,109,000 resulting in a prepaid benefit cost of $1,454,694 as of December 31, 2001. During 2002, we recorded net periodic benefit income of approximately $138,000 and a $424,808 settlement loss. After giving effect to the 2002 net periodic benefit income and settlement loss, the remaining prepaid benefit cost was liquidated in August of 2002. In accordance with the terms of the liquidation, we received approximately $701,000 upon settlement. In addition to the net periodic benefit income, we also contributed approximately $293,000 to our 401(k) plan and approximately $175,000 was paid in excise taxes as a result of the termination. The impact of the net periodic benefit income, 401(k) contribution and excise taxes recorded during 2002 which approximated $330,000, is reflected within policy acquisition and other underwriting expenses in the 2002 statement of operations.

Federal Income Tax. In 2003 the Company recognized federal income tax expense of approximately $35,000 compared to a federal income tax benefit of approximately $45,000 in 2002. Federal income tax expense increased in 2003 compared to 2002 primarily as a result of the Company generating pre-tax income in 2003 versus a pre-tax loss in 2002. Despite the fact that the Insurance Company has significant net operating loss carryforwards the use of the loss carryforwards is limited when the Insurance Company is subject to Alternative Minimum Tax (AMT). As a result of these limitations, the Insurance Company incurred $35,000 of AMT in 2003 which represents the federal income tax expense for the year. In 2002, we filed a request for refund of 1998 and 2000 Federal Income taxes paid due to the suspension of the limitation on the use of AMT net operating losses for those years. The requested amount was $45,000. The IRS approved the request in 2003 and refunded the overpayment.

The Company’s effective tax rate was 13.4% and 7.3% in 2003 and 2002, respectively. The primary factors which cause the difference between the expected tax rate of 34% and the effective tax rate in both years include the change in the Company’s deferred tax asset valuation allowance, the dividends received deduction and adjustments related to prior periods. The Company has recorded a deferred tax asset valuation allowance equal to 100% of the net deferred tax asset as of December 31, 2003 and 2002. Therefore, the net expense (benefit) as a result of the net decrease (increase) in the Company’s net deferred tax asset is entirely offset by a corresponding increase (decrease) in the valuation allowance.

Result of Operations — Fiscal Years Ended December 31, 2002 and 2001

Premiums. Direct written premiums in 2002 were approximately $34,100,000, a decrease of $1,900,000, or 5.3%, from the approximately $36,000,000 in 2001. Direct written premium by major business segment for the years ended December 31 was as follows:

	2002	2001	% Change	% of Business
Personal	$20,329,238	$23,155,501	(12.2)%	59.6%
Commercial	8,834,957	7,885,718	12.0%	25.9%
Farm	3,891,070	4,052,096	(4.0)%	11.4%
Marine	1,055,235	946,747	11.5%	3.1%

Total Direct Written Premium	$34,110,500	$36,040,062	(5.4)%	100%

Our business plan for 2002 anticipated the decrease as a result of the ongoing agency reorganization and withdrawing from large apartment-type risks. These actions resulted in an approximate written premium reduction of $3,000,000 over a two-year period. The major decrease came in the homeowners (including mobile homes) and personal dwelling lines, down $2,076,000, or 13.3%, and $757,000, or 27.3%, respectively. Increases came in our targeted segments of business: the commercial sector grew 12.0% to $8,835,000 in 2002 from $7,886,000 in 2001, workers compensation grew 10.2% to $1,670,000 in 2002 from $1,516,000 in 2001; and marine grew 11.5% to $1,055,000 in 2002 from $947,000 in 2001.

For many years, the Insurance Company was primarily a homeowners’ insurance company. In an attempt to balance our product offerings and to manage our catastrophe exposure we targeted growth in other lines. Premiums in the homeowners’ line decreased in 2002 due to the agency reorganization process to $13,514,000 in 2002 from $15,590,000 in 2001. It is our intent to maintain the profitable homeowner business we already have, continue to non-renew or cancel unprofitable business, and replace the unprofitable policies with high quality, targeted, multi-policy homeowners and auto business. The Insurance Company plans to increase premium written in personal auto and commercial lines of business in the future. Growth will be monitored to manage the ratio of premium to surplus required by OFIS.

Our treaty reinsurance premiums ceded in 2002 were $4,356,000, an increase of $868,000, or 24.9%, from $3,488,000 in 2001. The increase was due to an increased cost based upon less than desirable global underwriting results for reinsurers in 2001, including the losses sustained from the September 11, 2001, terrorist attack.

We had quota share reinsurance agreements that reduce net premiums written. The quota share arrangement was monitored regularly to assess the possibility of altering the participation of the reinsurers. We ceded $13,488,000 in premium during 2002 compared to $15,273,000 in 2001, a decrease of $1,785,000, or 11.7%. Our direct written premium decreased in 2002 resulting in a decrease in the quota share ceded premium.

Net earned premiums for the year ended December 31, 2002 decreased $437,000, or 2.6%, to $16,426,000 from $16,863,000 for the comparable 2001 period. The decrease is a result of a shift in our book of business relating primarily to our personal and commercial business segments. Net earned premium by major business segment for the years ended December 31 was as follows:

	2002	2001	% Change	% of Business
Personal	$10,690,846	$11,569,309	-7.6%	65.1%
Commercial	3,383,157	2,837,485	19.2%	20.6%
Farm	1,866,667	2,036,799	-8.4%	11.4%
Marine	484,967	419,728	15.5%	3.0%

Total Net Earned Premium	$16,425,637	$16,863,321	-2.6%	100.0%

Net earned premiums for the personal segment for the year ended December 31, 2002 decreased $878,000, or 7.6%, to $10,691,000 from $11,569,000 for the comparable 2001 period. As discussed above, premiums from the personal segment decreased as a result of ongoing agency reorganizations. As part of the agency reorganization the Insurance Company terminated its relationship with many underperforming agencies resulting in a reduction of premiums to the personal segment during 2002. Net earned premiums for the commercial segment for the year ended December 31, 2002 increased $546,000, or 19.2%, to $3,383,000 from $2,837,000 for the comparable 2001 period. The increase in the commercial segment was due to the Insurance Company’s continued efforts to achieve a balanced book of business by focusing on increasing its share of the commercial market.

Investment Income. Net investment income decreased $307,000, or 32.1%, in 2002 to $650,000 from $957,000. The rate of return on invested assets, including cash and cash equivalents, decreased to 2.9% in 2002, from 4.4% in 2001. Our five-year average return is 3.9% compared to the industry average of 4.4%. The primary reason for the decreased investment income was lower interest rates that caused early prepayment of mortgage-type instruments and bonds called at the earliest date possible. We often were not able to purchase replacement investments at the same or higher yields resulting in a higher cash and cash equivalent balance at December 31, 2002 compared to 2001. Cash and invested assets grew by $1,996,000 or 9.4% to $23,235,000 at December 31, 2002 compared to $21,239,000 at December 31, 2001. The growth was comprised of an increase in our cash and cash equivalent balance of $4,506,000 offset by a reduction in our fixed maturity and equity securities of $2,510,000.

In 2002, we recognized $196,000 in net realized investment losses compared to net realized investment gains of $59,000 in 2001. During 2002, we had net realized losses on the sale of equity securities of $2,000 compared to net realized gains of $206,000 in 2001. In addition, we recorded an other than temporary impairment on certain equity securities of $277,000 in 2002 compared to $210,000 in 2001. Net realized gains on the sale or disposition of fixed maturities in 2002 were $83,000 compared to $64,000 in 2001.

The following table summarizes securities with unrealized gains and losses at December 31, 2002:

	Fair Value	Unrealized Gains	Unrealized Losses
	(In thousands)
Fixed maturities:
U.S. government and government agencies	$1,224	$5	$—
Public utilities	876	26	0
Corporate securities	6,463	47	93
Mortgage backed securities	5,796	101	66

	14,359	179	159

Equity securities:
Preferred stock	656	0	2
Common stock	2,009	137	305

	2,665	137	307

Total	$17,024	$316	$466

All securities are listed as available for sale. We evaluate securities for impairment on a regular basis and specifically determine on an individual security basis whether or not the decline in value is other than temporary. Equity securities with unrealized losses at December 31 were generally determined to have temporary declines in value due to geopolitical reasons or a reaction to their particular industry rather than fundamental reasons. We believe it is more likely than not that those securities will appreciate in value. If it is subsequently determined that our assessment of those companies is incorrect and we conclude the decline in value is other than temporary, future earnings will be negatively affected.

The following table summarizes the length of time equity securities with unrealized losses at December 31, 2002, have been in an unrealized loss position:

			Length of Unrealized Loss
	Fair Value	Unrealized Loss	Less Than 6 Months	6 to 12 Months	Over 12 Months
	(in thousands)
Common stock	$2,009	$305	$28	$277	—
Preferred sock	656	2	2	—	—

Total	$2,665	$307	$30	$277	—

At December 31, 2002, corporate securities accounted for 45.0% of our fixed maturities portfolio, mortgage backed securities were 40.4%, U.S. government and government agency bonds were 8.5%, and public utilities were 6.1%.

At December 31, 2002, our common equity portfolio had a concentration in the U. S. industrial and miscellaneous sector of 76.3%, 15.8% was in the public utilities sector, and 7.9% was in the banks, trusts and insurance sector.

Other Income. Other income primarily includes charges for services such as fees for premium payments made on an installment plan, fees for non-sufficient funds check charges and late payment fees. Other income in 2002 was $153,000 compared to $154,000 in 2001.

Settlement/Curtailment of Benefit Plan. Prior to 2002, the Insurance Company provided a defined benefit pension plan for employees. The pension plan operated in an over funded status in recent years with continuing increases in administrative and actuarial costs. Consistent with business trends, more emphasis was placed on enhancing contributions to our 401(k) defined contribution plan. We decided in 2001 to terminate the pension plan. Regulations are explicit in handling the termination process and a pension plan actuary was retained to direct the process.

Effective November 30, 2001, we terminated the sponsored defined benefit plan. As of January 1, 2001, we had estimated that plan assets would exceed the projected benefit obligation as of the date of termination and a prepaid benefit cost was recorded. As a result of the termination of the plan during 2001, we recognized a curtailment gain of approximately $1,109,000 resulting in a prepaid benefit cost of $1,454,694 as of December 31, 2001. During 2002, we recorded net periodic benefit income of approximately $138,000 and a $424,808 settlement loss. After giving effect to the 2002 net periodic benefit income and settlement loss, the remaining prepaid benefit cost was liquidated in August of 2002. In accordance with the terms of the liquidation, we received approximately $701,000 upon settlement. In addition to the net periodic benefit income, we also contributed approximately $293,000 to our 401(k) plan and approximately $175,000 was paid in excise taxes as a result of the termination. The impact of the net periodic benefit income, 401(k) contribution and excise taxes recorded during 2002 which approximated $330,000, is reflected within policy acquisition and other underwriting expenses in the 2002 statement of operations.

Loss and Loss Adjustment Expenses (LAE). The Insurance Company’s net loss and LAE by major business segment as well as the loss and LAE ratio’s are shown in the tables below:

	2002	2001	$ Change	% Change
Personal	$7,385,616	$10,230,986	$(2,845,370)	-27.8%
Commercial	1,323,104	2,510,275	(1,187,171)	-47.3%
Farm	1,353,493	1,564,082	(210,589)	-13.5%
Marine	573,523	301,925	271,598	90.0%

	$10,635,736	$14,607,268	$(3,971,532)	-27.2%

Personal	69.1%	88.4%
Commercial	39.1%	88.5%
Farm	72.5%	76.8%
Marine	118.3%	71.9%

	64.8%	86.7%

Severe weather is one of the greatest risks a property insurer faces today. Weather patterns have changed in recent years, leaving insurance companies with increased exposure to large aggregate losses from windstorms, tornados, and winter storms. Examples of recent catastrophe storms are: a windstorm on May 31, 1998, that caused the Insurance Company to incur $7,152,000 in damages, resulting in a $1,098,000 net loss after reinsurance recovery; a winter snowstorm on January 1, 1999, that caused the Insurance Company to incur $2,078,000 in damages resulting in a $684,000 net loss after reinsurance recovery; and a winter storm on December 12, 2000, that caused the Insurance Company to incur $4,991,000 in damages resulting in a $1,452,000 net loss after reinsurance recovery. Catastrophe losses in 2001 produced gross losses of $6,046,000 for the Insurance Company and net losses of $2,464,000 after reinsurance recovery.

Significant fluctuations in the loss ratio of our personal segment (i.e. homeowners, mobilowners, dwelling, fire and inland marine) and the farm segment are typically due to the catastrophe losses. Our commercial segment is less affected by weather and helps to minimize the effect of catastrophes on our overall business. However, in previous years we experienced unsatisfactory results in the businessowners (BOP) line, a component of our commercial business segment. These losses were traced to apartment building exposures. After strict underwriting and increasing prices failed to turn the line profitable, management decided to discontinue this product. As a result, most apartment buildings with 5 or more families in residence have been non-renewed or cancelled and were off the books as of the end of 2002. The net loss ratio for the Insurance Company’s marine segment increased to 96.3% in 2002 from 61.9% in 2001. The significant increase in the net loss ratio was due to larger than normal losses primarily attributable to a two-boat collision and a fire in a storage facility that contained two boats insured by the Insurance Company. Given the fact that marine is our smallest segment with 2002 net earned premiums of $485,000, these two losses during the year caused a significant increase in the net loss ratio.

As a result of adverse (redundant) development on prior accident years’ reserves, the liability for loss and loss adjustment expenses changed by ($276,000) and $1,148,000 for the years ended December 31, 2002 and 2001, respectively. The adverse development in 2001, which approximated 27.2% of the net liability for loss and loss adjustment expenses as of the beginning of the year, was due primarily to a winter storm that occurred in December of 2000. Although the storm occurred in December of 2000, the actual damage, primarily consisting of water damage to roofs, occurred in January 2001.

The winter storm resulted in significant accumulations of snow during December of 2000. As opposed to a consistent melt of the snow there were erratic shifts in temperatures subsequent to the snowstorm that caused the snow to melt and then re-freeze over a period of several days. This situation, commonly known as ice damming, caused significant water damage to roofs of the Insurance Company’s policyholders. In addition to the actual damage, which did not occur until January 2001 and was not known as of the December 31, 2000, most claims did not begin to be reported until January 2001 resulting in adverse development in 2001. The total damage incurred by the storm approximated $5,000,000.

Loss adjustment expense ratios remained constant between 2002 and 2001 at approximately 12.0%. While the ratios are higher than our goal of 10% to 11%, we are encouraged with two years of reductions from prior years where the ratios were from 12.5% to 14.5%. These improvements can be attributed to controlling legal expenses, improved underwriting results, and less frequent use of independent adjusting firms.

Policy Acquisition and Other Underwriting Expenses. Our underwriting expense ratio in 2002 increased 14.5% relative to our underwriting expense ratio in 2001. This increase was due to a planned decrease in premium writings (spreading fixed costs over a smaller premium base increases ratio), increased reinsurance rates (reduces the net premium written, spreading the expenses over a smaller premium base), and reduced ceding commissions on the quota share reinsurance contracts (increasing the net expenses).

Interest Expense. Interest expense increased approximately $20,000 during 2002 compared to 2001. The increase is due to additional surplus note interest as a result of additional surplus notes issued during 2002.

Federal Income Tax. In 2002, we filed a request for refund of 1998 and 2000 Federal Income taxes paid due to the suspension of the limitation on the use of Alternative Minimum Tax net operating losses for those years. The requested amount was $45,000. The IRS approved the request in 2003 and refunded the overpayment.

Liquidity and Capital Resources

The principal sources of funds for the Insurance Company are insurance premiums, investment income and proceeds from the maturity and sale of invested assets. Funds are primarily used for the payment of claims, commissions, salaries and employee benefits, other operating expenses and surplus note service.

Liquidity is a measure of the ability to generate sufficient cash to meet cash obligations as they come due. In addition to the need for cash flow to meet operating expenses, our liquidity requirements relate primarily to the payment of losses and loss adjustment expenses. Our short and long term liquidity requirements vary because of the uncertainties regarding the settlement dates for liabilities for unpaid claims and because of the potential for large losses, either individually or in the aggregate.

We maintain investment and reinsurance programs that are intended to provide sufficient funds to meet our obligations without forced sales of investments. A portion of our investment portfolio is maintained in relatively short term and highly liquid assets, including mortgage-backed securities, which have shorter estimated durations, to ensure the availability of funds.

Cash flow provided by operations was $11,362,000 in 2003, compared to cash flow provided by operations of $974,000 in 2002. The increase in cash flow from operations was impacted by an increase of $799,000 in earnings coupled with non-cash charges to earnings including depreciation of $131,000, $182,000 with respect to other than temporary impairment of available for sale equity securities and $148,000 of net amortization of premiums on investments. The most significant item on the statement of cash flows which impacted cash flow from operations relates to premiums ceded payable. As noted on the statement of cash flows, the increase in premiums ceded payable from December 31, 2002 to December 31, 2003 was approximately $7.1 million. The primary reason for the increase was a change in the multi line quota share agreement in 2003 as compared to the 2002 quota share agreement. The 2003 multi line quota share agreement was structured on a funds withheld basis whereby the Insurance Company retained the net cash balance consisting of ceded written premiums plus the ceding commission income less ceded losses and LAE. The 2002 quota share agreement was not structured on a funds withheld basis. This means that as premiums were ceded to the reinsurer the Insurance Company actually paid the ceded written premiums less a ceding commission less ceded losses and LAE to the reinsurer. On

December 30, 2002 the existing quota share agreement was terminated on a cut-off basis and a new quota share agreement was put into place. As a result of the termination, the 2002 quota share reinsurers retained the earned premium and the associated liability relating to the ultimate losses incurred up through 12:00 a.m. December 31, 2002. Upon termination of the 2002 agreement, the ceded unearned premium that had been paid to the reinsurers was returned to the Insurance Company and amounted to approximately $5.2 million. The cash received relating to ceded unearned premium resulted in no gain or loss to the Insurance Company. The unearned premium that was returned from the 2002 agreement was rolled forward to the 2003 agreement. Moreover, any losses incurred as of 12:01 a.m. December 31, 2002 were ceded to the new 2003 reinsurer. There were 4 reinsurers involved with the 2002 quota share reinsurance agreement. The 2003 quota share reinsurance agreement was with one reinsurer who was not a party to the 2002 agreement. The change from a non-funds withheld agreement in 2002 to a funds withheld agreement in 2003 is the main reason for the increase in the premiums ceded payable balance with the corresponding increase to cash and invested assets on the balance sheet as of December 31, 2003. Going forward from December 31, 2003 the ceded premium payable balance relating to the quota share agreement will be reduced as losses and LAE ceded to the quota share reinsurer are paid by the Insurance Company.

Cash flow provided by operations was $974,000 in 2002, compared to cash flow used in operations of $1,642,000 in 2001. The increase in cash flow from operations was impacted by an increase in earnings coupled with non-cash charges to earnings including depreciation of $141,000 and $277,000 with respect to other than temporary impairment of available for sale equity securities. Cash flow from operations was also positively affected by collections of amounts due from reinsurers that were outstanding at December 31, 2001. Net cash provided from investing activities during 2002 was $2,162,000 compared to $1,563,000 during 2001. The increase in cash from investing activities in 2002 is due primarily to fixed maturity securities which were sold at our discretion during December 2002 to take advantage of various realized gain positions or called by the issuer during December 2002. The proceeds from the sales and calls during December 2002 amounted to approximately $3.2 million which was not immediately reinvested as of December 31, 2002. Cash from financing activities provided $1,370,000 as a result of additional surplus notes issued during 2002.

Our debt structure consists of surplus notes. In August 1998, the Insurance Company issued Series A Surplus Notes aggregating $4,057,000. During 2002, additional Series A Surplus Notes aggregating $350,000 were issued by the Insurance Company. Series A Surplus Notes had an annual interest rate of 8.5 percent with principal and any accrued interest due on June 30, 2003. In December 2002, $2,673,000 of Series A Surplus Notes were reinvested in Series B Surplus Notes which carry a 7 percent interest rate and mature on September 30, 2007. In addition in December 2002, approximately $1,020,000 of Series B Surplus Notes were issued.

During 2003 the Insurance Company issued approximately $641,000 of additional Series B Surplus Notes and repaid $804,000 of Series A Surplus Notes. In addition, during 2003 holders of Series A Surplus Notes converted $930,000 of Series A Surplus Notes to Series B Surplus Notes. Series B Surplus Notes are due September 2007. At March 31, 2004 and December 31, 2003, there were $5,264,333 Series B Surplus Notes outstanding. The Insurance Company anticipates holders will convert approximately $3,399,000 of the Series B Surplus Notes into common stock of the Holding Company as a result of the offering.

We believe that our existing cash, funds generated from operations and the net proceeds from this offering will be sufficient to satisfy our financial requirements during the next 12 months.

We do not intend to pay dividends in the foreseeable future and cannot assure our shareholders that dividends will be paid in the future. The Holding Company’s principal source of cash available for payment of dividends is dividends from the Insurance Company. The annual future cash requirements of the Holding Company are not foreseen to be significant. They will include director fees and other administrative expenses related to annual filings such as income tax returns and other compliance type filings. The Holding Company will retain $250,000 of the net proceeds of the offering to cover such future expenses. The payment of dividends by the Insurance Company is subject to limitations imposed by the Michigan Insurance Code. The Insurance Company may not pay an extraordinary dividend unless it notifies the Insurance Commissioner and she does not disapprove the payment. An extraordinary dividend includes any dividend which, when taken together with other dividends paid within the preceding 12 months, exceeds the greater of 10% of the Insurance Company’s statutory policyholders’ surplus as of December 31 of the immediately preceding year or its statutory net income, excluding realized capital gains, for the 12-month period ending December 31 of the immediately preceding year. During the year ended December 31, 2004, the Insurance Company can pay a non-extraordinary dividend of up to $1,565,000 without prior approval from the Insurance Commissioner. In order to pay any dividends, the Insurance Company must be in a position to satisfy the requirement that the company continue to be safe, reliable and entitled to public confidence. Also, in the absence of approval of the Insurance Commissioner, dividends may only be paid from statutory earned surplus. Also, dividends may not exceed the amount of the Insurance Company’s statutory capital stock account in any one-year unless it meets certain other requirements.

Contractual Obligations, Commitments and Off-Balance Sheet Arrangements

The Insurance Company has a contractual obligation with respect to its outstanding surplus notes which are recorded as liabilities in our financial statements. In addition, the Insurance Company is contractually committed to make certain minimum lease payments for the use of equipment under operating lease agreements. The following table summarizes our significant contractual obligations and commitments as of December 31, 2003 and the future periods in which such obligations are expected to be settled in cash. In addition, the table reflects the timing of principal payments on outstanding surplus notes. Additional information regarding these obligations is provided in Note 9, Surplus Notes and Note 11, Lease Agreements to the financial statements of the Insurance Company. The table below does not include contractual obligations with respect to our employee benefit plans, which are described more fully in Note 10, Employee Retirement Plans to the Insurance Company’s financial statements.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In thousands)
Surplus notes	$5,264	$—	$—	$5,264	$—
Operating leases	74	53	21	—	—

Total	$5,338	$53	$21	$5,264	$—

Income Taxes

In accordance with FASB Statement No. 109, Accounting for Income Taxes, we may recognize certain tax assets whose realization depends upon generating future taxable income. These tax assets can only be realized through the generation of future taxable income and thereby utilizing the net operating loss (NOL) and Alternative Minimum Tax (AMT) credit carry-forwards we have available. At December 31, 2003, the Insurance Company has a NOL carryforward of approximately $9,337,000 and an AMT credit carryforward of approximately $366,000. The AMT credit carryforward can be carried forward indefinitely. The NOL carryforward expires as follows:

2009	$803,000
2010	2,752,000
2011	1,641,000
2012	1,764,000
2018	13,000
2019	898,000
2020	—
2021	1,466,000

$9,337,000

Currently, the Insurance Company’s NOL and AMT credit carryforwards are classified as non-Separate Return Limitation Year (SRLY). This means that there are no limitations to the Insurance Company with respect to their utilization. However, the Holding Company’s acquisition of the stock of the Insurance Company after the completion of this offering will most likely be deemed a change in ownership of the Insurance Company and therefore would result in significant limitation on the ability to fully utilize the NOL. Based on management’s best estimate, the amount of annual taxable income that could be offset each year by the NOL carryforward after completion of this offering is approximately $335,000. The actual amount will be based on the equity of the Insurance Company immediately prior to the change in ownership.

Changes in Interest Rates

Fluctuations in near-term interest rates could have an impact on our results of operations and cash flows due to some rate sensitive investments we hold. Certain fixed maturity securities have call features that allow the issuer to pre-pay the obligation. In a declining interest rate environment, these securities may be called by their issuer and can only be replaced with similar securities bearing lower interest rates. In a rising interest rate environment, because of our strategy of holding these securities to maturity, our ability to invest in higher yielding securities would be limited. See “Business — Investments — Management of Market Risk” on page 74.

Effects of Inflation

The effects of inflation are implicitly considered in estimating our reserves for unpaid losses and loss adjustment expenses and in the premium rate-making process. The actual effects of inflation on our results of operations cannot be accurately known until the ultimate settlement of claims. However, based upon the actual results reported to date, it is our opinion that our loss and LAE reserves, including reserves for losses that have been incurred but not yet reported, make adequate provision for the effects of inflation.

Effect of Conversion on Our Future Financial Condition and Results of Operations

The future financial condition and results of operations of the Insurance Company will be affected by the conversion and related transactions. Upon completion of the conversion, the Insurance Company’s capital will increase by between $6.2 million and $8.4 million, an increase of approximately 75% to 102%, respectively, over the capital of the Insurance Company at December 31, 2003. The increase in capital will be a combined result of the exchange of surplus notes for stock and the net cash proceeds of the offering.

Impact of Accounting Pronouncements

Currently, there are no known pronouncements that will have material affect on our business.

BUSINESS

General

Fremont Michigan InsuraCorp, Inc. (the “Holding Company”) was incorporated in Michigan on November 18, 2003, at the direction of the Insurance Company’s board of directors for the purpose of becoming the holding company of the Insurance Company. The Holding Company has not been engaged in any significant operations and, will not engage in significant operations, until the conversion is completed. Upon completion of the offering, its primary asset will be the outstanding capital stock of the Insurance Company. It will not have any significant liabilities. Upon conversion, the Insurance Company will change its name to Fremont Insurance Company and become a wholly-owned subsidiary of the Holding Company.

The Insurance Company is a property and casualty insurance company that provides insurance to farms, small businesses and individuals in Michigan. We were founded in 1876 and have served Michigan policyholders for over 127 years. We market policies through approximately 170 independent insurance agencies. We have four business segments: personal, commercial, farm and marine. As of March 31, 2004, we had approximately 47,400 policies in force and assets of $58.9 million.

The Holding Company’s and the Insurance Company’s executive offices are located at 933 E. Main Street, Fremont, Michigan 49412-9753, and the telephone number is (231) 924-0300. Our website address is www.fmic.com.

Strategy

Our principal strategies for the future are to:

•	Diversify our product lines and mix of business by increasing personal auto insurance and commercial lines insurance in order to enhance profitability and lessen the impact of property losses on overall results;

•	Attract and retain profitable agencies having diverse customer bases located in our targeted growth markets within Michigan; and

•	Eliminate our premiums ceded to quota share reinsurers and thereby increase net premium volume and improve the potential for profits.

Business Plan

We will continue to focus exclusively on the Michigan market with greater emphasis on geographic and product diversification and development of niche categories within existing lines. The Insurance Company has taken steps to improve its underwriting results by canceling unprofitable agents and is targeting reductions of business where it has unacceptably high concentration of risk.

Our agency reorganization process has been intense but was needed to reduce the negative impact that poorly performing agencies were having on rates and the resulting penalty forced upon profitable agencies. We feel the existing agency structure is better organized from a regional standpoint and that our goals and expectations are better understood by the remaining agents. We will continue to monitor our agency performance.

Rate adequacy has improved. By rate adequacy we mean that the premium rate charged for a given line of business is expected to be sufficient to return an underwriting profit after payment of losses, loss adjustment expenses, policy acquisition costs and other underwriting expenses. The pricing increases of the Insurance Company have mitigated the premium reduction resulting from the agency reorganization. It is projected that pricing will remain adequate over the next two years. Items that have significantly impacted industry pricing are:

•	Moderating investment return from required reserves; and

•	Increased reinsurance costs due to catastrophes and reinsurer performance.

Underwriting income is projected to grow in the future as a result of many initiatives of the Insurance Company, including:

•	Focus on underwriting for profit rather than volume;

•	Elimination of quota share reinsurance;

•	High reliance on analytical factors to evaluate risks;

•	Adequate pricing of risk within the industry;

•	Increased fee income from partial payment, late payment and policy reinstatement;

•	Increased emphasis on profit sharing for agencies and employees;

•	Results of intense agency review and development of clearer expectations from agencies;

•	Diversification of geographic risk to reduce reinsurance costs from a maximum probable loss standpoint;

•	Utilization of external consulting expertise to complement internal management;

•	Increased recognition of the value that smaller companies, such as the Insurance Company, can provide agencies;

•	Development of stronger relationships between agents and the Insurance Company; and

•	Stable investment return resulting from a fixed income laddered approach.

The property and casualty business is affected by weather events that often are the driving factor from a profitability standpoint. Geographic diversification and the shift to add more small commercial business, less sensitive to weather, are designed to reduce risk factors.

Management of operating expense, including loss adjusting and underwriting expense, requires close attention. Loss adjusting expense as a percentage of net premiums earned was 18.0%, 11.6%, 12.0% and 12.0% for the three months ended March 31, 2004 and the years ended December 31, 2003, 2002 and 2001, respectively. Several factors contributed to the increased percentage for the three months ended March 31, 2004. First, as a result of two unfilled inhouse adjuster positions the Insurance Company increased its utilization of independent outside adjusters. Both positions have now been filled by hiring two inhouse adjusters. Second, the amount of LAE ceded to reinsurers decreased during the three months ended March 31, 2004. And third, the reserve for unallocated LAE increased during the three months ending March 31, 2004 as compared to the same period in the previous year. The increase in unallocated LAE reserves is a result of increased direct loss reserves during those same periods. The improvement from 2001 through 2003 is due to operating efficiencies in claims reporting and internal processing economies. A major customer service component continues to be the use of Insurance Company adjusters for handling most claims.

Underwriting expense as a percentage of net premiums earned experienced a more significant reduction over the past five years from a high of 39% in 1999 to 33% in 2001. However, underwriting expenses returned to approximately 38% in 2002 due to reduced premiums and the higher cost of reinsurance. In 2003, underwriting expense was 37% of net premiums earned. We are taking positive steps to reduce that ratio, including:

•	Annual objective to process more premium per employee (the Insurance Company’s objective for 2004 is $650,000 of premium per employee compared to actual premium per employee of $300,000 in 1997, an increase of 117%);

•	Adoption of technological interface and communications with agents;

•	Greater accountability to budgetary plans by department heads;

•	Diversification of product lines to include lower commission products, such as personal auto coverage; and

•	Reduction in the number of agencies that must be serviced by our marketing department.

Aside from the Insurance Company’s underwriting results and investment income, up to $4.7 million in new cash may be added through the stock offering. The additional cash generated by the offering will permit us to accelerate the implementation of these strategies.

Diversification of Lines of Business. A primary strategy is further diversification of our product lines and reduced dependence upon homeowners insurance. We plan to achieve this diversification by focusing more of our resources on our personal auto and commercial lines, such as businessowners, farm, commercial multi-peril and workers’ compensation coverages. Additional resources have been added to foster the growth in this category which has been historically profitable. The product line’s emphasis is in small to mid-sized commercial risks and includes the workers’ compensation component.

In 2000 the personal auto and commercial package policy product lines represented 10.6% and 5.3%, respectively, of direct written premiums. Comparatively, in 2003 the personal auto and commercial package policy product lines represented 14.9% and 12.6%, respectively, of direct written premiums. Over the past five years we have diversified our product mix, allowing us to take advantage of recent pricing improvements in the home insurance segment, while moderating our risk in any one product segment. While we have broadened our product mix the majority of our direct written premiums continues to be generated from homeowners policies and farm policies which represented 34.5% and 11.3%, respectively, of direct written premiums in 2003.

Part of our diversification strategy involves improving our farm and “country estate” programs. We were originally founded to provide affordable insurance to the farm community. We have recognized the need to refine and adjust our current program to meet changing market conditions, such as consolidation in the farm industry, and the need for broader coverages. We have added enhancements to this product such as an incentive structure to attract and retain higher quality risks.

Profitable Agencies. We initiated an intense agency review process in 1999 to improve agency profitability. Since then, approximately 90 agencies have been canceled. During the last five years, 20 agencies were added to service Michigan’s Upper Peninsula. The agency count is now approximately 170 agencies. Over $9 million in business from canceled agencies was replaced with predominately profitable agency relationships. We believe that these changes will improve our business since, as a group, the terminated agencies and their policies had produced losses at a higher level than our overall premium base. We will continue to actively monitor our agencies with a focus on identifying potential problems early and maintaining profitable relationships.

The need to submit profitable business has been reinforced through direct communication with our agents and their participation in Insurance Company sponsored meetings. A direct benefit to agents has been an enhanced contingency commission program that has been well received by agents. Through this new program, many agencies submitting profitable business have increased their commission by over 10% above their regular base commission.

Elimination of Quota Share Reinsurance. The Insurance Company has relied heavily, in the past, on quota share reinsurance to manage its premium to surplus ratio to an acceptable level. In 2002, approximately 40% of its premium was ceded to quota share reinsurers. The quota share reinsurance has provided relief to the Insurance Company in recent high loss years. However, as the Insurance Company has taken steps to improve its underwriting results, the cost structure of quota share reinsurance prevents the Insurance Company from realizing the benefits of the improved underwriting results over the long term. As part of our strategy to reduce our quota share reinsurance the Company placed the multi line quota share agreement into runoff on December 31, 2003. The decision to place the quota share agreement into runoff was based on several factors. Historically, the Insurance Company has ceded positive underwriting results to the reinsurers under the quota share agreement. This means that the Insurance Company has ceded more premium revenue than losses and loss adjustment expenses to the reinsurers. Furthermore, as a result of more stringent risk transfer requirements with respect to quota share reinsurance coverage it became evident that the cost of purchasing quota share reinsurance coverage for 2004 as well as possibly reducing the quota share percentage was cost prohibitive to the Insurance Company.

The impetus for originally obtaining quota share reinsurance coverage in 1997 was to manage the ratio of net written premiums to statutory surplus. As a result of ceding written premiums to the reinsurer under quota share reinsurance agreements, the Insurance Company has been able to maintain a sufficient ratio of net written premiums to statutory surplus. Since 1997 the Insurance Company’s statutory surplus has grown from $9.0 million to $15.7 million as of the end of 2003, mitigating the original need fulfilled in obtaining the quota share insurance. Moreover, the Insurance Company continues to limit its exposure by maintaining coverage under other treaty and facultative reinsurance agreements including catastrophe and excess of loss programs. For additional information on the Insurance Company’s reinsurance, see “Business — Reinsurance” on page 71.

Despite placing the multi line quota share reinsurance into runoff, reinsurance coverage will continue on those covered policies in force as of December 31, 2003 until the underlying policies expire during 2004. Losses from the policies in force will continue to be ceded to the reinsurer until the underlying policies expire in 2004.

As a result of placing the agreement into runoff the Insurance Company will also increase its exposure and risk with respect to potential losses, which may cause our loss reserves to increase. However, the Insurance Company will also increase its net written premiums due to the fact that premiums written in 2004 will no longer be ceded to the reinsurer under a quota share agreement. Despite the elimination of the quota share agreement for 2004 the Insurance Company continues to maintain other treaty and facultative reinsurance coverages, including the excess of loss and catastrophe reinsurance coverages. The Insurance Company expects to continue taking actions that will manage its risk exposure to improve underwriting results.

Products

We offer a variety of property and casualty insurance products primarily designed to meet the insurance needs of rural and suburban property owners and small businesses located in Michigan. We have devoted a great deal of time and financial resources over the last five years to round-out our product lineup. This allows our agents to offer products for all of their customers’ insurance needs.

The following tables present the direct written premiums, net premiums earned, net losses incurred, net loss ratios, combined ratios, and average direct premiums per policy by product line for the periods indicated:

DIRECT WRITTEN PREMIUMS

	Three months ended March 31,				Year ended December 31,
	2004	% of total	2003	% of total	2003	% of total	2002	% of total	2001	% of total	2000	% of total
	($ In Thousands)
Homeowners	2,152	28.3%	1,935	27.5%	12,947	34.5%	11,805	34.6%	13,489	37.5%	13,788	41.8%
Mobilowners	232	3.1%	254	3.6%	1,575	4.2%	1,708	5.0%	2,102	5.8%	2,183	6.6%
Dwelling Fire and Allied Lines	385	5.1%	380	5.4%	2,000	5.4%	2,018	5.9%	2,774	7.7%	3,774	11.4%
Personal Auto	1,534	20.2%	1,211	17.2%	5,596	14.9%	4,797	14.1%	4,790	13.3%	3,510	10.6%
Business Owners	635	8.4%	569	8.1%	2,357	6.3%	1,823	5.3%	2,224	6.2%	2,043	6.2%
Farm	920	12.1%	874	12.4%	4,241	11.3%	3,892	11.4%	4,052	11.2%	4,096	12.4%
Commercial Package Policy	1,019	13.4%	1,015	14.4%	4,727	12.6%	4,185	12.3%	3,424	9.5%	1,744	5.3%
Commercial Auto	141	1.9%	159	2.3%	1,007	2.7%	993	2.9%	625	1.7%	169	0.5%
Workers Compensation	328	4.3%	455	6.5%	1,626	4.3%	1,670	4.9%	1,516	4.2%	924	2.8%
Umbrella	23	0.3%	27	0.4%	141	0.4%	165	0.5%	97	0.3%	45	0.1%
Marine	222	2.9%	169	2.4%	1,267	3.4%	1,055	3.1%	947	2.6%	760	2.3%

Total	7,591	100.0%	7,048	100.0%	37,484	100.0%	34,111	100.0%	36,040	100.0%	33,036	100.0%

NET PREMIUMS EARNED

	Three months ended March 31,				Year ended December 31,
	2004	% of total	2003	% of total	2003	% of total	2002	% of total	2001	% of total	2000	% of total
	($ In Thousands)
Homeowners	1,713	33.6%	1,485	34.6%	6,041	33.3%	6,033	36.7%	6,727	39.9%	6,866	45.3%
Mobilowners	209	4.1%	217	5.1%	832	4.6%	913	5.5%	1,058	6.3%	1,097	7.3%
Dwelling Fire and Allied Lines	264	5.2%	254	5.9%	1,016	5.6%	1,137	6.9%	1,668	9.9%	1,900	12.5%
Personal Auto	868	17.1%	570	13.3%	2,660	14.7%	2,607	15.9%	2,115	12.5%	1,293	8.5%
Business Owners	274	5.4%	220	5.1%	998	5.5%	853	5.2%	1,078	6.4%	870	5.7%
Farm	542	10.7%	476	11.1%	2,034	11.3%	1,867	11.4%	2,038	12.1%	1,961	13.0%
Commercial Package Policy	614	12.0%	508	11.8%	2,252	12.4%	1,685	10.3%	1,184	7.0%	701	4.6%
Commercial Auto	137	2.7%	117	2.7%	518	2.9%	396	2.4%	185	1.1%	9	0.1%
Workers Compensation	278	5.5%	288	6.7%	1,070	5.9%	445	2.7%	387	2.3%	73	0.5%
Umbrella	22	0.4%	21	0.5%	93	0.5%	5	0.0%	3	0.0%	1	0.0%
Marine	166	3.3%	133	3.1%	585	3.3%	485	3.0%	420	2.5%	378	2.5%

Total	5,087	100.0%	4,289	100.0%	18,099	100.0%	16,426	100.0%	16,863	100.0%	15,149	100.0%

NET LOSSES INCURRED (Excludes LAE)

	Three months ended March 31,				Year ended December 31,
	2004	% of total	2003	% of total	2003	% of total	2002	% of total	2001	% of total	2000	% of total
	($ In Thousands)
Homeowners	1,043	34.8%	778	33.1%	2,312	25.0%	3,360	38.8%	5,383	42.8%	4,278	53.3%
Mobilowners	114	3.8%	78	3.3%	391	4.2%	411	4.7%	1,010	8.0%	468	5.8%
Dwelling Fire and Allied Lines	46	1.5%	83	3.5%	214	2.3%	479	5.5%	944	7.5%	1,124	14.0%
Personal Auto	651	21.7%	326	13.8%	1,407	15.2%	1,765	20.4%	1,473	11.7%	995	12.4%
Business Owners(1)	516	17.2%	663	28.2%	1,622	17.5%	327	3.8%	1,145	9.1%	21	0.3%
Farm	163	5.4%	195	8.3%	800	8.6%	1,102	12.7%	1,346	10.7%	650	8.1%
Commercial Package Policy	211	7.1%	118	5.0%	1,449	15.7%	256	3.0%	745	5.9%	232	2.9%
Commercial Auto	40	1.3%	61	2.6%	278	3.0%	275	3.2%	32	0.3%	6	0.1%
Workers Compensation	245	8.2%	115	4.9%	595	6.4%	219	2.5%	238	1.9%	64	0.8%
Umbrella	0	0.0%	0	0.0%	24	0.3%	1	0.0%	0	0.0%	0	0.0%
Marine	(29)	(1.0%)	(64)	(2.7%)	170	1.8%	467	5.4%	260	2.1%	182	2.3%

Total	3,000	100.0%	2,353	100.0%	9,262	100.0%	8,662	100.0%	12,576	100.0%	8,020	100.0%

NET LOSS RATIOS (Excludes LAE)

	Three months ended March 31,		Year ended December 31,
	2004	2003	2003	2002	2001	2000
Homeowners	60.9%	52.4%	38.3%	55.7%	80.0%	62.3%
Mobilowners	54.5%	35.9%	47.0%	45.0%	95.5%	42.7%
Dwelling Fire and Allied Lines	17.4%	32.7%	21.1%	42.1%	56.6%	59.2%
Personal Auto	75.0%	57.2%	52.9%	67.7%	69.6%	77.0%
Business Owners(1)	188.3%	301.4%	162.5%	38.3%	106.2%	2.4%
Farm	30.1%	41.0%	39.3%	59.0%	66.0%	33.1%
Commercial Package Policy	34.4%	23.2%	64.3%	15.2%	62.9%	33.1%
Commercial Auto	29.2%	52.1%	53.7%	69.4%	17.3%	66.7%
Workers Compensation	88.1%	39.9%	55.6%	49.2%	61.5%	87.7%
Umbrella	0.0%	0.0%	25.8%	20.0%	0.0%	0.0%
Marine	(17.5%)	(48.1%)	29.1%	96.3%	61.9%	48.1%

Total	59.0%	54.9%	51.2%	52.7%	74.6%	52.9%

COMBINED RATIOS

	Three months ended March 31,		Year ended December 31,
	2004	2003	2003	2002	2001	2000
Homeowners	109.7%	99.1%	87.0%	105.6%	125.1%	113.3%
Mobilowners	103.4%	82.7%	95.7%	94.9%	140.6%	93.7%
Dwelling Fire and Allied Lines	66.2%	79.4%	69.8%	92.0%	101.7%	110.2%
Personal Auto	123.8%	103.9%	101.6%	117.6%	114.7%	128.0%
Business Owners(1)	237.1%	348.1%	211.2%	88.3%	151.3%	53.4%
Farm	78.9%	87.7%	88.0%	108.9%	111.1%	84.1%
Commercial Package Policy	83.2%	70.0%	113.0%	65.1%	108.0%	84.1%
Commercial Auto	78.0%	98.9%	102.4%	119.4%	62.4%	117.7%
Workers Compensation	136.9%	86.7%	104.3%	99.1%	106.6%	138.7%
Umbrella	48.8%	46.7%	74.5%	69.9%	45.1%	51.0%
Marine	31.3%	(1.4%)	77.8%	146.2%	107.0%	99.1%

Total	107.8%	101.6%	99.9%	102.7%	119.8%	101.1%

(1)	Business Owners’ net loss incurred, net loss ratio and combined ratio were influenced by adverse development on prior year reserves. For further information see Liabilities for Loss and Loss Adjustment Expenses in Management’s Discussion and Analysis.

AVERAGE DIRECT PREMIUMS PER POLICY

	Year ended December 31,
	2003	2002	2001	2000
	($)
Homeowners	560	512	472	439
Mobilowners	393	375	358	327
Dwelling Fire and Allied Lines	777	669	605	544
Personal Auto	1,159	1,313	1,149	997
Business Owners	1,476	1,216	1,359	1,366
Farm	1,090	1,002	925	881
Commercial Package Policy	2,255	2,043	1,499	1,211
Commercial Auto	3,461	3,847	2,801	3,759
Workers Compensation	2,377	2,336	2,032	1,840
Umbrella	664	970	594	475
Marine	319	256	208	171

Total	793	726	630	540

The four primary segments of our business are personal, commercial, farm and marine. Emphasis in recent years has been to decrease dependence on personal and increase the percentage of commercial. The following table summarizes the direct written premium product mix shift over recent periods:

	Three Months Ended March 31, 2004	Years Ended December 31,
		2003	2002	2001	2000
Personal	57%	59%	60%	64%	71%
Commercial	28%	27%	26%	22%	15%
Farm	12%	11%	11%	11%	12%
Marine	3%	3%	3%	3%	2%

The following is a summary of the current product lines within the business segments:

Personal. Personal lines policies include repair cost and replacement cost homeowners, repair cost and replacement cost mobileowners, rental dwelling, personal auto, and personal umbrella liability.

•	Homeowner Policy. This line continues to be our largest product both in policy count and premium volume. The policy is a comprehensive policy providing both property and liability protection for homeowners, condominium owners and renters. Many optional endorsements are available to insure items such as jewelry, fine arts and antiques. Also, we insure eligible businesses in the home by adding commercial forms as an endorsement to the homeowner’s policy. Target areas in this line include moderately valued homes ($100,000 to $300,000) and Insurance Scores of 700 and above. Although we target insureds with Insurance Scores of 700 and above, we have policies in effect where the relevant Insurance Scores are less than our target. Currently, 20.7% of homeowner polices are with insureds with an insurance score below 700.

•	Mobilowner Policy. This is a similar product to homeowners providing coverage for mobile home owners. Units are insured for either replacement cost or actual cash value depending on their age. In the Fall of 2003, we introduced a “stated value” form as a niche product to insure older units for an amount over their current blue book value by the end of 2003. This allows us to optimize our rates for these units and continue coverage on selected older units that exhibit a higher degree of care and maintenance.

•	Rental Dwelling Policy. This is a fire and allied lines coverage for rental dwellings with no more than four units per building. Liability coverage for the owner can also be added.

•	Personal Auto. We introduced the personal auto line in May of 1999. The line was introduced to complement the homeowners/mobilowners/farmowners book and provide us with the ability to offer a multi-policy discount. Our emphasis is placed on multi-policy accounts rather than single policies with no support. The Insurance Company has been able to attain this goal with 85.6 % of auto policyholders receiving this discount. Other target market factors include age group 30-69, Insurance Scores of 700 and above and low motor vehicle violation experience. Although we target insureds with Insurance Scores of 700 and above, we have policies in effect where the relevant Insurance Scores are less than our target. Currently, 11.7% of personal auto policies are with insureds with an insurance score below 700.

•	Personal Umbrella Liability. This policy is written as excess coverage over the liability limit on an underlying policy. The scope of the coverage is broader than the underlying coverage and covers an insured’s home (or business), autos, boats, etc. The Insurance Company requires an underlying policy to issue an umbrella policy. Coverage can also be written on a commercial or farm form. Up to $2 million limits are available.

Commercial. Commercial lines consist of products designed to serve primarily small business operations and targeted niche market risks, including the following:

•	Business Owners Policy (BOP). The BOP provides a comprehensive policy (property and liability) for business owners in five categories:

•	Bed & Breakfast/Condominiums. The B&B area is a niche product for the Insurance Company. Condominium coverages insure condominium owner associations.

•	Mercantile. This includes retail businesses from gift shops and shoe stores to selected small restaurants.

•	Offices. Generally, offices of all occupancies and buildings housing offices are eligible under this class.

•	Service. Businesses in this category include barbers and beauticians to jewelry repair and taxidermists.

•	Wholesale. Most types of wholesalers are eligible for this category.

Eligibility restrictions apply in all categories and generally deal with the size of the business (sales) or size of the structure housing the business. In July of 2003, we introduced rates and rules for a “mini storage” classification under the service category.

•	Commercial Package Policy (CPP). The CPP policy is designed to insure a broader range of commercial operations than the BOP. Manufacturing risks, contractors and restaurants are typically covered under this program. This is the Insurance Company’s largest line among commercial lines as the policies are usually larger and generate higher premiums.

•	Commercial Auto (CA). CA policies are written in conjunction with BOP or CPP policies to meet the requirements of those customers. CA covers vehicles owned by a business or used in businesses and owned by individuals. This includes vehicles from passenger cars to tractor-trailer rigs and earth moving equipment. The Insurance Company’s focus is to insure passenger cars, service vehicles (usually a pickup truck owned by a contractor and driven to the job site) and light, local delivery vehicles.

•	Workers Compensation. The Insurance Company introduced workers compensation coverage in 1997 to complement our farmowners and commercial lines of business. We write the coverage to support our customers with BOP or CPP policies.

Farm Line. The Insurance Company originated as a “farm fire” insurance provider and continues to be a strong provider of coverage for the agricultural industry in Michigan. This category is divided into three products: farmowners for fully operating farm, country estate for the hobby or part time farmer, and farm for non-owner occupied farms. Farmowners and country estate policies are comprehensive policies offering protection similar to our homeowner’s policy but also offer the option to cover the insured’s farm building, farm personal property (livestock, machinery, etc.), and provide farm liability protection. The farm policy is primarily a fire, wind and liability product designed for non-owner-occupied farms. The country estate policy is the target market for the Insurance Company, as well as insureds with Insurance Scores of 700 and above. Although we target insureds with Insurance Scores of 700 and above, we have policies in effect where the relevant Insurance Scores are less than our target. Country estate policies make up 30.3% of the total policies in this segment and currently, 33.5% of country estate policies are with insureds with an insurance score below 700.

Marine. Michigan leads the nation in the number of registered boats. This line is composed of the boat owner’s program (usually smaller and less expensive boats) and the yacht program. The Insurance Company offers a discount for boat policies supported by another policy (such as a homeowners policy), but will also write boat policies without a supporting policy. The boat owner’s policy has slightly less coverage than the yacht policy. The boat owner’s policy is designed for boats 32 feet long or less with values of $125,000 or less. Boats that exceed the length or value criteria for the boat owner’s policy are insured under the yacht program.

Marketing

We market our property and casualty insurance products exclusively in Michigan through approximately 170 independent agencies. Since 1999, we have made changes in our agency force designed to improve our profitability. This group is considered the core for future growth and is geographically spread across the state of Michigan. Our objective is to be ranked among the top four insurers within each agency.

Our independent agencies represent other insurance companies and are established businesses in the communities in which they operate. Our agencies generally market and write the full range of our products. We believe our relationships with our agencies are very good.

We depend upon our agency force to produce new business and to provide customer service. Our network of independent agencies also serves as an important source of information about the needs of our policyholders. This information is used to develop new products and new product features.

We compensate agencies through a fixed base commission with an opportunity for profit sharing, depending on the profitability of the business we receive from the agency. Our agencies are monitored and supported by a marketing manager and three marketing representatives. Three personal lines underwriters and three commercial lines underwriters have each been assigned a number of agents for marketing support. The strength of this move is to put more people in the field to develop profitable relationships and gather market intelligence. Visitation reports are required for each agency visit and are reviewed by senior management.

Strategic Marketing Factors. We are committed to our independent agents and are constantly reviewing our agency relationships based on the following factors:

•	The agent’s desire to do business with us. We want to be viable within each agency. If we are not, we will sever the relationship in the best interests of the Insurance Company and the agency.

•	The agent’s profitability. Excluding the shock-type or catastrophe losses, the book of business the agencies have will ultimately affect our bottom-line. We want them to have a positive attitude toward us and this will affect the type and kinds of business they submit to us.

•	The agent’s integrity and professionalism. We want our agents to be knowledgeable about business practices, educated about insurance contracts and current issues, and ethical in their business dealings.

Marketing Goals. We have the following marketing goals for our agency force:

•	Honesty and integrity in communicating our present financial position and our competitive position in the Michigan marketplace with a defined direction.

•	Provide excellent service in terms of product, product delivery, communication and availability of our staff.

•	Increase the growth of our profitable agents. For our unprofitable agents, the Insurance Company will work to rehabilitate them, but, if not successful, we will terminate the agency relationship.

•	Continue to promote policy coverages equal to insured values and risk rating integrity.

•	Fine-tune our existing products relative to the competition in terms of price and coverage. We will regularly monitor the marketplace for changes in prices, products and legal changes — keeping our focus on our products, our prices and our service to help retain our current customers and gain new customers.

•	Put the customer first. Customers are our business. It is important to know our customers. While the agent is our primary customer from a marketing view, we also view the insureds as our customers.

•	Our focus will be product and service quality. We will offer competitive pricing aimed at keeping the right customers.

•	Targeted territorial diversity. We are seeking to identify and fill agency voids in parts of Michigan where coverage is needed.

Agency Review. The Insurance Company undertook an extensive review of the agency force in 1999. Since that time, numerous agency contracts have been terminated. The majority of the terminations were agencies with poor long-term loss ratio results or for lack of business. We expect to maintain the current agency force of 170 agencies, but all agents are subject to annual review. A profile of business produced and losses incurred is prepared for unprofitable agents to determine the root of the problem. Corrective action is undertaken with the cooperation of the agent. Our underwriting, marketing, finance and claims departments are involved in the evaluation process.

Rate Development. Development of rates is done with the aid of an outside actuarial consultant. The expertise of this consultant is used along with internal market intelligence for final rate making decisions. In 2003, we developed and filled a position of product manager for personal auto and other personal lines. The product manager is responsible for development and maintenance of existing and new programs within his or her product line. Our goal is to have two product managers, one for personal lines and one for commercial lines.

Underwriting

We write personal and commercial lines by evaluating each risk with consistently applied standards. We maintain information on all aspects of our business that is regularly reviewed to determine product line profitability. We employ seven underwriters who specialize in personal lines, commercial lines, marine, and farm. The underwriters are supported by an experienced group of underwriting assistants and processors. This group handles initial screening of applications, running of reports, and policy issuance.

We rely heavily on underwriting information gathered from outside sources. Motor Vehicle Reports are obtained from the state of Michigan on all auto and marine applications. An exchange of claims information is available through two independent firms or through inquiry to the prior insurer and is accessed for all applicable applications. We believe the financial stability and responsibility of the insured has emerged as a reliable indicator of future loss potential. Extensive independent analysis has been done to support this correlation in the industry. In the commercial lines, financial stability has always been an acceptable underwriting criteria and the Insurance Company obtains either a Dun & Bradstreet report or other financial information on every policy application. In personal lines, an Insurance Score is obtained on every submission and insureds are tiered to receive the appropriate premium for their score. An Insurance Score is a numerical score from 200 to 900, with higher number being a better score, that is based on information in a person’s credit report maintained by one of the several national credit reporting firms. The Insurance Company’s pricing is targeted to attract policyholders with above average Insurance Scores. Insured’s with an Insurance Score of 700 or more or a strong Dun & Bradstreet report are part of the Insurance Company’s target market in all lines. Although we target insureds with Insurance Scores of 700 and above, we have policies in effect where the relevant Insurance Scores are less than our target.

We also rely on photographs, inspections, and engineering reports. Agents are required to obtain photos on all new property business. The underwriter decides if additional engineering is necessary. A follow-up inspection may be made by us or subcontracted to an outside firm. If a loss occurs, the adjuster completes a risk evaluation form and sends it to underwriting for review. The Insurance Company’s agents have rating software available to them for use as pricing indicators. This software is a useful tool, but the ultimate underwriting decision is made by the Insurance Company.

Claims

Claims may be received directly from the insured or through our independent agencies. Typically, claims are then assigned to an in-house adjuster who investigates and settles the claim. To a lesser extent, we assign claims to independent adjusters if, as in the case of a catastrophe, our in-house adjusters cannot promptly adjust such a large volume of claims, or if because of the location of the claim it is more economical to use an independent adjuster. As of March 31, 2004, the Insurance Company’s claims department included the Senior Vice President of Claims, nine adjusters, two supervisors, a claims attorney and one support staff.

Claims settlement authority levels are established for each claims adjuster based upon his or her level of experience. We have multi-line teams to handle all claims. The claims department is responsible for reviewing all claims, obtaining necessary documentation, estimating the loss reserves, and resolving the claims.

Taking a proactive approach to liability cost management, we recently added in-house legal counsel to our claims resources. In-house counsel is responsible for subrogation recovery, coverage-related issues and litigation, supervision of outside defense counsel, claims staff training, and special projects. Use of in-house counsel has reduced the Insurance Company’s reliance on outside counsel, resulting in an associated savings in legal expenses. With the assistance of in-house counsel, the Insurance Company’s expeditious claims investigation creates the opportunity for exploration of an early negotiated resolution, where warranted, thereby avoiding protracted litigation and unnecessary legal expense. Additionally, in-house counsel provides valuable training and instruction for claims adjusters, as well as legal advice in connection with the drafting and revision of our policy and application forms.

Reinsurance

General. A reinsurance transaction occurs when an insurance company transfers (cedes) a portion of its exposure on business written by it to a reinsurer which assumes that risk for a premium. Consistent with insurance industry practice, we reinsure a portion of our exposure and pay to reinsurers a portion of the premiums received on all policies reinsured. Insurance is ceded principally to reduce net liability on individual risks, to mitigate the effect of individual loss occurrences (including catastrophe losses), to stabilize underwriting results, and to increase our underwriting capacity.

Reinsurance can be facultative reinsurance or treaty reinsurance. Under facultative reinsurance, each risk or portion of a risk is reinsured individually. Under treaty reinsurance, an agreed-upon portion of business written is automatically reinsured. Treaty reinsurance can also be classified as quota share reinsurance, pro-rata insurance or excess of loss reinsurance. Under quota share reinsurance and pro-rata insurance, the ceding company cedes a percentage of its insurance liability to the reinsurer in exchange for a like percentage of premiums, less a ceding commission, and, in turn, will recover from the reinsurer the reinsurer’s share of losses and loss adjustment expenses incurred on those risks. Under excess of loss reinsurance, an insurer limits its liability to all or a particular portion of the amount in excess of a predetermined deductible or retention. Regardless of type, reinsurance does not legally discharge the ceding insurer from primary liability for the full amount due under the reinsured policies. However, the assuming reinsurer is obligated to reimburse the ceding company to the extent of the coverage ceded.

Our Reinsurance Coverage. We have utilized three primary categories of treaty reinsurance coverage to reduce the impact of major losses. These include multi-lines excess of loss coverage, catastrophe excess of loss coverage, and quota share coverage. For the years 1999 through 2001, reinsurance costs remained relatively stable due to competitive pressure and, in 1999 and 2000, adequate investment return for reinsurers. During 2001, the impact of lower investment return, coupled with terrorist activity, severely stressed reinsurer’s performance. This has resulted in overall premium increases of at least 30 – 40% for the 2002 renewal year. Slight decreases were available in 2003. In 2004 reinsurance rates have remained consistent with the rates in 2003.

We determine the amount and scope of reinsurance coverage to purchase each year based on our evaluation of the risks accepted, consultation with reinsurance professionals and a review of market conditions, including availability and cost. The following table presents the earned premium ceded to reinsurers:

	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001
			(in thousands)
Ceded earned premium	$4,492	$4,365	$18,040	$18,370	$18,357

In 2002, we decided to change reinsurance brokers for calendar year 2003. Our new reinsurance broker provided an enhanced program to the Insurance Company that included expanded coverages, improved rates, better coordinated contracts, and enhanced financial projections. As a result of improved Insurance Company experience during 2002 and 2001 and the benefits realized from switching to a new reinsurance broker, our 2003 and 2004 reinsurance premiums, other than quota share, have stabilized and, rates for the catastrophe coverage, are decreasing.

Multi- Lines Excess of Loss Coverage. The multi-lines excess of loss program is the backbone of our reinsurance coverage. This program is designed to help stabilize financial results, limit exposure on larger risks, and increase capacity. The largest exposure retained by us on any one risk in 2003 was $125,000. The 2003 property coverage for this program provided up to $2,375,000 over the $125,000 retention per risk. The 2003 casualty coverage for this program provided up to $4,875,000 over the $125,000 retention. Our 2003 workers compensation reinsurance provided up to $7,875,000 coverage above the $125,000 retention.

Catastrophe Excess of Loss Coverage. Catastrophe reinsurance protects us from significant aggregate loss exposure arising from a single event such as windstorm, hail, tornado, hurricane, earthquake, blizzard, freezing temperatures, and other extraordinary events. In 2003, we had three layers of catastrophe excess of loss reinsurance providing coverage for up to $20,000,000 above the $1,000,000 retention. We had an automatic reinstatement provision after the first loss for each layer to provide coverage in the event of subsequent catastrophes during the year. Coverage would lapse after the second event, in which case we would evaluate the need for a new contract for the remainder of the year. The 2003 reinstatement fees were 100% of the initial premium. This contract is designed to help stabilize underwriting results and to mitigate the effect of individual loss occurrences.

Quota Share Coverages. In 2003 we also utilized quota share reinsurance under agreements that provide coverage on all lines of business. In 2003, we ceded 45% of our net written premium and losses to the quota share reinsurers. These coverages contained a “loss corridor” provision. Reimbursement stops on losses when our loss and LAE ratio on the premium ceded is between 60% and 74%. Reimbursement begins again when the ratio is between 74% and 82.5%. A loss and LAE ratio that exceeds 82.5% will trigger a “drop down coverage” feature that will reimburse the Insurance Company for 100% of the losses in the 60% to 65% ratio. Reimbursement stops between the loss ratios of 65% to 74%. Payment resumes again when the loss ratios are 74% to 85%. Losses in excess of 85% are 100% retained by the Insurance Company. We received a 36% commission on the ceded premium. The effect of the features in this agreement is to limit the reinsurer’s aggregate exposure to loss and thereby reduce the ultimate cost to the Insurance Company as the ceding company. These features also have the effect of reducing the amount of protection relative to the quota share amount of premiums ceded by the Insurance Company. While the Insurance Company does not receive pro-rata protection relative to the amount of premiums ceded, the amount of such protection is significant, as determined in accordance with guidance under both statutory accounting practices and GAAP. In addition to ceding a significant portion of its risks to the reinsurer, the agreement also allows the Insurance Company to reduce its financial leverage and to realize immediate reimbursement for related up-front acquisition costs, thus adding to its financial capacity.

Facultative. We utilize this reinsurance to provide additional underwriting capacity, to mitigate the effect of individual losses and to reduce net liability on individual risks. In 2003, we purchased this reinsurance where our liability is greater than $2,500,000 for all lines of business.

2004 Coverages. Our coverage under the Multi-Line Excess of Loss, Catastrophe Excess of Loss and Facultative contracts remains the same as it was for 2003. As part of our strategy to reduce our quota share reinsurance, the Insurance Company placed the multi-line quota share agreement into runoff after December 31, 2003. The decision to place the quota share agreement into runoff was based on several factors. Historically, the Insurance Company has ceded positive underwriting results to the reinsurers under the quota share agreement. This means that the Insurance Company has ceded more premium revenue than losses and loss adjustment expenses to the reinsurers. Furthermore, as a result of more stringent risk transfer requirements with respect to quota share reinsurance coverage it became evident that the cost of purchasing quota share reinsurance coverage for 2004 as well as possibly reducing the quota share percentage was cost prohibitive to the Insurance Company. A more detailed explanation is found in “Our Strategy” and “Elimination of Quota Share Reinsurance” above.

Our Reinsurers. The financial stability of our reinsurers is an important consideration. The following table identifies our principal reinsurers, their A.M. Best rating, our amounts recoverable from them as of December 31, 2003, the amount of 2003 ceded premium, and the percentage participation in our aggregate reinsured risk based on premium paid by us during 2003. A.M. Best classifies “A++” and “A+” ratings as “Superior”, “A” and “A-” ratings as “Excellent”, and “B++” and “B+” ratings as “Very Good.” Other than the entities listed below, no single reinsurer’s percentage participation in 2003 exceeded 1.5% of total reinsurance premium.

Reinsurer	A M Best Rating	Amounts Recoverable	2003 Ceded Premium	% of 2003 Ceded Premium
		(dollars in thousands)
Hannover Re Ltd. *	A +	$11,171	$13,845	73.8%
G E Reinsurance Co.	A	2,305	1,410	7.5%
Dorinco Reinsurance Co.	A-	559	348	1.9%
Hannover Ruckversicherungs AG	A	335	628	3.3%
TOA Re Ins. Co of America	A +	409	679	3.6%
AXIS Specialty Limited	A	—	305	1.6%
Partner Reinsurance Co. of the U.S.	A +	563	—	0.0%
Erie Insurance Exchange.	A +	529	—	0.0%
Other	A-or better	1,115	1,540	8.3%

Total		$16,986	$18,755

*	Hannover Re coverage under the Multi-line quota share agreement began at 12:01 AM on December 31, 2002, and is effective through 12:01 PM December 31, 2003. As previously discussed, effective January 1, 2004, the multi-line quota share agreement was placed into runoff.

The following is a list of our primary reinsurers and their A.M. Best or S & P rating as of March 31, 2004. S & P classifies “AAA” companies as “Extremely Strong”, “AA” as “Very Strong”, “A” companies as “Strong”.

Reinsurer	AM Best Rating	S&P Rating
Hannover RE Ltd.	A +
Arch Reinsurance Company	A-
Dorinco Reinsurance Co.	A-
Endurance Specialty Insurance Ltd.	A
G E Reinsurance Co.	A
Hannover Ruckversicherungs — AG (Germany)	A
Midwest Employers Casualty Co.	A
R + V Versicherung, AG	N.A.	A
Safety National Casualty Company	A
The TOA Reinsurance Company	A +
Underwriter’s at Lloyd’s	A-
Other	A-or better

Investments

All of our investment securities are classified as available for sale and are carried at fair market value. Our return on invested assets is an important component of our operating results. Our investment objectives are to:

•	Maximize current yield;

•	Maintain adequate liquidity for insurance operations;

•	Maintain safety of principal through a balance of high quality and diversified investments;

•	Maintain daily oversight to minimize risk;

•	Meet regulatory requirements; and

•	Increase surplus through appreciation.

The investment committee, appointed by the Insurance Company’s board of directors, sets our investment policy. The investment committee meets twice each year to review the investment portfolio, asset allocation, performance, and liquidity.

In April 2003, we engaged Prime Advisors, Inc., an investment management consultant for fixed maturity securities. The consultant specializes in management of insurance company investment portfolios and manages over $5.0 billion in assets. Professional asset management was deemed practical to allow for constant review of the portfolio and specialized focus. We expect the asset management cost will be more than offset by increased yield and trading efficiency.

At March 31, 2004, our fixed maturity portfolio had a fair value of approximately $28.1 million. All of the fixed maturity investments are rated by Moody’s as investment grade with an average credit quality rating of AA and an average duration of 5.0 years. The Insurance Company’s fixed maturity portfolio pre-tax yield compared to the Lehman Aggregate and the equity portfolio dividend yield compared to the S&P 500 yield for the three months ending March 31, 2004 and the years ending December 31, are included in the table below:

	Three Months Ended March 31, 2004	Year Ended December 31,
		2003	2002	2001
Fixed maturity portfolio pre-tax yield	4.03%	4.49%	5.48%	6.87%
Lehman Aggregate yield	3.80%	4.15%	4.06%	5.60%

Equity portfolio dividend yield	1.60%	3.38%	3.20%	3.16%
S&P 500 yield	1.60%	1.56%	1.83%	1.37%

Category value by type as of March 31, 2004 was as follows:

Security Type	Amortized Cost	Fair Value
Fixed maturity:
U.S. Treasury securities and Obligations of U.S. government corporations and agencies	$4,465,370	$4,500,407
States and political subdivisions	247,433	248,889
Corporate securities	13,896,089	14,311,814
Mortgage-backed securities	8,975,580	9,079,853

Total fixed maturity	27,584,472	28,140,963
Equity securities:
Preferred stocks	498,800	521,800
Common stocks	4,224,823	4,752,522

Total equity securities	4,723,623	5,274,322

Total investments	$32,308,095	$33,415,285

Management of Market Risk. We are subject to various market risk exposures, including interest rate risk and equity price risk. Our primary risk exposure is to changes in interest rates. We manage market risk through our investment committee and through the use of our professional investment advisors. We are vulnerable to interest rate changes because, like other insurance companies, we invest primarily in fixed maturity securities, which are interest-sensitive assets. Mortgage-backed securities, which make up approximately 27% of our investment portfolio, are particularly susceptible to interest rate changes. We invest primarily in classes of mortgage-backed securities that are less vulnerable to prepayment risk and, as a result, somewhat less sensitive to interest rate risk than other mortgage-backed securities.

The value of our common stock equity investments is dependent upon general conditions in the securities markets and the business and financial performance of the individual companies in the portfolio. Values are typically based on future economic prospects as perceived by investors in the equity markets.

The following table presents the maturity profile of our fixed maturity investments as of December 31, 2003, substituting average life for mortgage-backed securities. Fixed maturities are carried at fair market value in our financial statements. Collateralized and asset-backed securities consist of mortgage pass-through holdings. These securities follow a structured repayment schedule and are rated “AA” or better by Standard & Poor’s Rating Services, a division of the McGraw Hill Companies, Inc. These securities are presented separately in the maturity schedule due to the inherent risk associated with prepayment.

	Amortized Cost	Fair Value	Percent of Fair Value
Due in one year or less	$1,849,213	$1,874,078	6.6%
Due after one year through five years	6,633,364	6,704,022	23.8%
Due after five years through 10 years	4,825,051	5,025,718	17.9%
Due after 10 years	5,301,264	5,457,291	19.4%
Mortgage-backed securities	8,975,580	9,079,854	32.3%

Total	$27,584,472	$28,140,963	100.0%

The effective duration of our fixed maturity investments as of March 31, 2004, was approximately 5.0 years. As a result, the market value of our investments may fluctuate in response to changes in interest rates. In addition, we may experience investment losses to the extent our liquidity needs require the disposition of fixed maturity securities in unfavorable interest rate environments.

Effect of Interest Rate Changes

The following table shows the effects of a change in interest rate on the fair value of our fixed maturity portfolio. We have assumed an immediate increase or decrease of 1% or 2% in interest rates. You should not consider this assumption or the values shown in the table to be a prediction of actual future results.

Change in Rates	Portfolio Value	Change In Value
	(dollars in thousands)
+2%	$25,639	($2,502)
+1%	26,788	(1,353)
0	28,141	—
-1%	29,494	1,353
-2%	30,643	2,502

The other financial instruments, which include cash, premiums due from reinsurers and accrued investment income, do not produce a significant difference in fair value when included in the market risk due to their short-term nature.

A.M. Best Rating

A.M. Best, which rates insurance companies based on factors of concern to policyholders, currently assigns a “B+” (Very Good) rating to the Insurance Company. The rating was reviewed and confirmed in September of 2003. A.M. Best assigns “B+” ratings to companies that, in its opinion, have demonstrated very good overall performance when compared to the standards established by A.M. Best. In evaluating our financial and operating performance, A.M. Best reviews our profitability, leverage and liquidity, as well as our book of business, the adequacy and soundness of our reinsurance, the quality and estimated market value of our assets, the adequacy of our loss reserves, the adequacy of our surplus, our capital structure, the experience and competency of our management, and our market presence. We have no assurance that A.M. Best will not reduce our current rating in the future. A.M. Best ratings are not directed toward the protection of investors. As such, our A.M. Best rating should not be relied upon as a basis for an investment decision to buy our common stock.

Competition

The property and casualty insurance market is highly competitive. We compete against other Michigan-based insurance carriers as well as major regional and national carriers. The national carriers we compete with on a regular basis are Citizens Insurance Company of America, State Farm Mutual Automobile Insurance Company and the Allstate Corporation. Regional companies that are important competitors include Auto Owners Insurance Group, Allied Insurance, Farm Bureau Mutual Insurance Company of Michigan, Frankenmuth Insurance and Hastings Mutual Insurance Company. Smaller state competitors would include Michigan Insurance Company, Pioneer State Mutual Insurance Company and Wolverine Mutual Insurance Company. Some of these competitors are larger and have much greater financial, technical and operating resources than we have. We compete primarily based upon the following factors:

•	the price and quality of our insurance products;

•	the quality and speed of our service and claims response;

•	our financial strength;

•	our A.M. Best rating;

•	our sales and marketing capability; and

•	our technical expertise.

Our ability to compete successfully depends upon a number of factors, many of which are out of our control, such as market conditions, our A.M. Best rating, and regulatory conditions.

Regulation

General. Insurance companies are subject to supervision and regulation in the states in which they transact business relating to numerous aspects of their business and financial condition. The primary purpose of this supervision and regulation is the protection of policyholders. The extent of the regulation varies, but generally derives from state statutes that delegate regulatory, supervisory and administrative authority to state insurance departments.

We are licensed to write insurance only in Michigan and are subject to supervision and regulation by the Michigan Office of Financial and Insurance Services (“OFIS”). The authority of the OFIS includes, among other things:

•	establishing standards of solvency which must be met and maintained by insurers;

•	requiring certain methods of accounting;

•	classifying assets as admissible for purposes of determining statutory surplus;

•	licensing of insurers and their agents to do business;

•	establishing guidelines for the nature of and limitations on investments by insurers;

•	reviewing premium rates for various lines of insurance;

•	approval of policy forms;

•	reviewing the provisions which insurers must make for current losses and future liabilities;

•	reviewing transactions involving a change in control;

•	restrictions on payments of dividends to shareholders;

•	restrictions on transactions between insurers and their affiliates; and

•	reviewing claims, advertising and marketing practices.

OFIS also requires the filing of annual and other reports relating to the financial condition of insurance companies doing business in Michigan.

Examinations. Examinations are regularly conducted by the OFIS every three to five years. OFIS’s last examination of the Insurance Company was as of December 31, 2002. That examination did not result in any material adjustments to the Insurance Company’s financial position. In addition, there were no substantive qualitative matters indicated in the examination report that had an adverse impact on the Insurance Company’s operations.

NAIC Risk-Based Capital Requirements. In addition to state-imposed insurance laws and regulations, the OFIS administers the risk based capital standards adopted by the National Association of Insurance Commissioners, or NAIC, that require insurance companies to calculate and report information under a risk-based formula that attempts to measure statutory capital and surplus needs based on the risks in a company’s mix of products and investment portfolio. Under the formula, we first determine our risk-based capital level by taking into account risks with respect to our assets and underwriting risks relating to our liabilities and obligations. We then compare our “total adjusted capital” to the base level. Our “total adjusted capital” is determined by subtracting our liabilities from our assets in accordance with rules established by the OFIS.

The following table highlights the ramifications of the various ranges of non-compliance. The ratios represent the relationship of a company’s total adjusted capital to its risk-based capital base level.

Ratio and Category	Action
2.0 or more	None-in compliance

1.5-1.99: Company Action	Company must submit a comprehensive plan to the regulatory authority discussing proposed corrective actions to improve its capital position

1.0-1.49: Regulatory Action	Regulatory authority will perform a special examination of the company and issue an order specifying corrective actions that must be taken

0.7-0.99: Authorized Control	Regulatory authority may take any action it deems necessary, including placing the company under regulatory control

Less than 0.7: Mandatory Control	Regulatory authority is required to place the company under regulatory control

The Insurance Company has always exceeded the required levels of capital for compliance and has always been in compliance. There can be no assurance, however, that the capital requirements applicable to our business will not increase in the future. As of December 31, 2003, our risk-based capital authorized control level was $1,682,528 and our total adjusted capital was $15,415,451, yielding a ratio of 9.2.

IRIS Requirements. The NAIC has also developed a set of financial ratios, referred to as the Insurance Regulatory Information System, or IRIS, for use by state insurance regulators in monitoring the financial condition of insurance companies. The NAIC has established an acceptable range of values for each of the IRIS financial ratios. Generally, an insurance company will become the subject of increased scrutiny when four or more of its IRIS ratio results fall outside the range deemed acceptable by the NAIC. The nature of increased regulatory scrutiny resulting from IRIS ratio results that are outside the acceptable range is subject to the judgment of the applicable state insurance department, but generally will result in accelerated review of annual and quarterly filings. Depending on the nature and severity of the underlying cause of the IRIS ratio results being outside the acceptable range, increased regulatory scrutiny could range from increased but informal regulatory oversight to placing a company under regulatory control.

NAIC values

		IRIS Ratios		Our Results
		Over	Under	2003
1	Gross Premiums to Surplus	900	—	244
2	Net Premiums to Surplus	300	—	123
3	Change in Net Writings	33	(33)	15
4	Surplus Aid to Surplus	15	—	15	*
5	Two-Year Overall Operating Ratio	100	—	93
6	Investment Yield	10	4.5	1.2	*
7	Change in Surplus	50	(10)	8
8	Liabilities to Liquid Assets	105	—	65
9	Agents’ Balances to Surplus	40	—	4
10	One-Year Reserve Development to Surplus	20	—	9
11	Two-Year Reserve Development to Surplus	20	—	6
12	Estimated Current Reserve Deficiency to Surplus	25	—	2

(1)	*results outside of the usual range
(2)	“—” denotes no lower limit on the range

As of December 31, 2003, all ratios were within the usual range except numbers 4 and 6. Management has retained Prime Advisors, Inc. for investment assistance with its fixed maturity portfolio to improve investment results. The Insurance Company has placed the quota share reinsurance contract into runoff, which will reduce the amount of ceded premium in 2004. Furthermore, additional capital from the stock offering will increase surplus. These two actions should bring the ratio back in the normal range.

Guaranty Fund. We participate in the Property and Casualty Guaranty Association of the State of Michigan (“PGCA”), which protects policyholders and claimants against losses due to insolvency of insurers. When an insolvency occurs, the Association is authorized to assess member companies up to the amount of the shortfall of funds, including expenses. Member companies are assessed based on the type and amount of insurance written during the previous calendar year. We recognize a liability for insurance related assessments when an assessment has been imposed or information available indicates it is probable that an assessment will be imposed, or an event obligating us to pay an imposed or probable assessment has occurred and the amount of the assessment can be reasonably estimated. We were assessed approximately $25,000 and $39,000 by the PCGA in 2003 and 2002, respectively. The PCGA made no assessments against us in 2001.

Michigan Catastrophic Claim Association. The Michigan Catastrophic Claim Association, or MCCA, is an unincorporated nonprofit association created by Michigan law. Every insurer engaged in writing personal protection insurance coverage in Michigan is required to be a member of the MCCA. Personal protection insurance is included in automobile insurance. Member companies are charged an annual assessment, based on the number of vehicles for which coverage is written, to cover the losses reported by all member companies. Although the MCCA acts in the same manner as a reinsurer, it is not an insurance company and is not rated by A.M. Best.

Michigan Basic Property Insurance Association. The Michigan Basic Property Insurance Association (“MBPIA”) provides basic insurance to property-owners who cannot obtain insurance through insurance carriers in the normal course of business due to a high-risk exposure. The MBPIA assesses insurance carriers in Michigan a fee for continuation of the association based on the amount of losses incurred by the association and the amount of net written premium of the carrier related to property insurance. We were assessed $246,000, $181,000 and $108,000 by the MBPIA in 2003, 2002 and 2001, respectively.

Holding Company Regulation. Most states, including Michigan, have enacted legislation that regulates insurance holding company systems. Each insurance company in a holding company system is required to register with the insurance supervisory agency of its state of domicile and furnish information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of the insurers within the system. These laws permit the OFIS and any other relevant insurance departments to examine the Insurance Company and the Holding Company at any time, to require disclosure of material transactions between them and to require prior approval of transactions, such as extraordinary dividends from the Insurance Company to the Holding Company. All transactions between companies within a holding company system must be fair and equitable to the insurance company. Under Michigan law, the maximum amount of dividends that may be paid by an insurer to its stockholders during any twelve-month period without approval of the OFIS is the greater of 10% of the insurer’s surplus as reported on the most recent annual statement filed with the OFIS or the net income, excluding realized capital gains, of the insurer for the twelve-month period covered by such annual statement.

Change in Control. The Michigan Insurance Code requires that the Insurance Commissioner receive prior notice and approve of a change of control in either the Insurance Company or the Holding Company. The Insurance Code contains a complete definition of “control.” In simplified terms, a person, corporation or other entity would obtain “control” of the Insurance Company or the Holding Company if they possessed, had a right to acquire possession or had the power to direct any other person acquiring possession, directly or indirectly, of 10% or more of the voting securities of either company. To obtain approval for a change of control, the proposed acquirer must file an application with the Insurance Commissioner containing detailed information such as the identity and background of the acquirer and its affiliates, the sources and amount of funds to be used to effect the acquisition, and financial information regarding the proposed acquirer.

Michigan No-Fault Automobile Insurance. Under a pure no-fault automobile insurance system, responsibility for an automobile accident is not at issue. Each policyholder’s own insurance company pays for his or her medical expenses and lost wages, regardless of who caused the accident, and the individuals relinquish the right to sue to recover damages. The objective of such a system is to eliminate the delays and costs of court disputes associated with the tort system, encourage prompt payment of compensation, and return a larger percentage of insurance premium dollars to accident victims.

Michigan has a modified no-fault system that limits lawsuits relating to automobile accidents. For example, a suit for damages is permitted under Michigan’s no-fault law when an injured person has suffered death, permanent serious disfigurement, or serious impairment of a body function. Damages are assessed on the basis of comparative fault, except that damages will not be assessed in favor of a party who is more than 50% at fault.

Michigan’s no-fault law also requires insurers to provide unlimited medical coverage to automobile accident victims. The cost of providing the unlimited medical coverage has somewhat offset the savings typically associated with a non-monetary threshold. In response, the MCCA was established to spread the costs of medical coverage to all policyholders. The MCCA essentially acts as a reinsurer for all Michigan automobile insurers, reimbursing them for amounts paid on personal injury protection claims in excess of $325,000. This limit will increase incrementally to $500,000 by July 1, 2011. Participation is required for all Michigan automobile and motorcycle insurers.

The Michigan Essential Insurance Act. The Michigan Essential Insurance Act (“MEIA”) requires an insurer to insure every applicant for automobile and homeowner insurance that meets the minimum requirements and the insurer’s underwriting rules. The underwriting rules must be applied uniformly to all applicants and policyholders. Each insurer must file its underwriting rules with the Insurance Commissioner. In addition, the MEIA limits rating criteria that insurers may employ, requires insurers to develop a “secondary” or merit rating plan under which premium surcharges are levied on poor drivers, establishes a joint underwriting association to provide insurance to individuals who cannot obtain coverage in the insurance market, and regulates other types of coverage and informational requirements.

Sarbanes-Oxley Act of 2002. On July 30, 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002, or the SOA. The stated goals of the SOA are to increase corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies, and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. The SOA generally applies to all companies, both U.S. and non-U.S., that file or are required to file periodic reports with the Securities and Exchange Commission (the SEC) under the Securities Exchange Act of 1934 (the Exchange Act).

The SOA includes very specific additional disclosure requirements and new corporate governance rules, requires the SEC and securities exchanges to adopt extensive additional disclosure, corporate governance and other related rules, and mandates further studies of specified issues by the SEC and the Comptroller General. The SOA represents significant federal involvement in matters traditionally left to state regulatory systems, such as the regulation of the accounting profession, and to state corporate law, such as the relationship between a board of directors and management and between a board of directors and its committees. The SOA addresses, among other matters:

•	audit committees, including the independence of members, communications with auditors and selection and oversight of auditors;

•	certification of financial statements by the chief executive officer and the chief financial officer;

•	the forfeiture of bonuses or other incentive-based compensation and profits from the sale of an issuer’s securities by directors and senior officers in the twelve month period following initial publication of any financial statements that later require restatement;

•	a prohibition on insider trading during pension plan black out periods;

•	disclosure of off-balance sheet transactions;

•	a prohibition on personal loans to directors and officers;

•	expedited filing requirements for Form 4 statements of changes of beneficial ownership of securities required to be filed by officers, directors and 10% shareholders;

•	disclosure of whether or not a company has adopted a code of ethics;

•	“real time” filing of periodic reports;

•	auditor independence; and

•	various increased criminal penalties for violations of securities laws.

During 2004, the Holding Company will implement various policies and procedures in order to be in compliance with the SOA on or before the date that the SOA requirements become effective for the Holding Company.

Legal Proceedings

The Holding Company is not a party to any litigation. The Insurance Company is a party to litigation in the normal course of our insurance business. Based upon information presently available, we do not consider any threatened or pending litigation to be material. However, given the uncertainties attendant to litigation, there can be no assurance that our results of operations and financial condition will not be materially adversely affected by any threatened or pending litigation.

Properties

We own our main office located at 933 E. Main Street, Fremont, Michigan, in a 30,000 square foot brick veneer building constructed in 1981. There is no mortgage indebtedness on the building. Management believes that the building is more than sufficient for the needs of the Insurance Company, both now and in the foreseeable future.

Employees

As of March 31, 2004, we had a total of 60 full-time equivalent employees in the following categories:

Executive	4
Accounting	5
Customer Service	5
Underwriting	18
Claims	13
Marketing	2
Information Systems	6
Administrative and Other	7

Total	60

Our employees are not covered by a collective bargaining agreement. Management considers its employee relations to be good.

OUR CONVERSION AND STOCK OFFERING

Our plan of conversion was approved on April 15, 2004, by OFIS, subject to the plan’s approval by two-thirds of the votes cast by policyholders of the Insurance Company entitled to vote. Approval by OFIS does not constitute a recommendation or endorsement of the plan.

The following is a summary of the conversion and contains a complete discussion of all material provisions of the plan. The summary is qualified in its entirety by reference to the provisions of the plan. Copies are available for inspection at the Insurance Company’s principal office. The plan is also filed as an exhibit to the Registration Statement of which this prospectus is a part, copies of which may be obtained from the SEC. See “Additional Information” on page 107.

General

On August 25, 2003, the Insurance Company’s board of directors unanimously adopted the plan of conversion. Under this plan, the Insurance Company will convert from a mutual to a Michigan stock insurance company. The Insurance Company will change its name to Fremont Insurance Company. All of the Insurance Company’s stock will be issued to the Holding Company, and the Insurance Company will become a wholly owned subsidiary of the Holding Company. The conversion will not be effective until we sell the minimum number of shares of stock required to be sold by the plan. The conversion will be accounted for as a simultaneous conversion, recapitalization and share offering which will not change the historical accounting basis of the Insurance Company’s financial statements.

We formed the Holding Company to serve as the holding company for all of the stock of the Insurance Company. Except for $250,000 that will be retained for administrative expenses, the Holding Company will contribute to the Insurance Company all of the net cash proceeds from the sale of stock. The contribution will substantially increase the Insurance Company’s surplus that will, in turn, enhance policyholder protection and increase the amount of funds available to support both current operations and future growth. The holding company structure also provides greater flexibility for diversification of business activities in the future, although no other business activities are currently planned. We believe that this increased capital and operating flexibility will enable us to compete more effectively with other insurance companies. In addition, the conversion will enhance our future access to the capital markets.

After completion of the conversion, the unissued common stock authorized by the articles of incorporation of the Holding Company will permit us to raise additional equity capital through further sales of securities. Presently, we have no plans to make additional offerings of securities after the conversion, other than the proposed issuance of additional shares under our stock-based compensation plan. Following the conversion, we also will be able to use stock-based incentives to attract, motivate and retain highly qualified employees.

Our Reasons for the Conversion

We have been a Michigan-only insurer since we were founded in 1876. Our agents and customers are concentrated in Western Michigan. While there are many large national and regional competitors, our Board believes that our agents and customers value being insured with a local company for service reasons.

As a mutual company, the Insurance Company has no authority to issue stock and consequently has virtually no access to market sources for equity capital. Only by generating and retaining earnings from year to year would we be able to increase our surplus. Since 1998, the Insurance Company had relied on the issuance of surplus notes and quota share reinsurance to secure adequate surplus. The cost of both the interest on the surplus notes and the use of quota share reinsurance has curtailed the ability of the Insurance Company to build surplus through earnings. Also, neither of these strategies are long-term solutions to the need of permanent capital for an insurer. In looking at the long range planning of the Insurance Company, the Board’s choices were to either seek a merger partner for the Insurance Company or raise capital and remain independent.

The Board did not pursue a merger strategy because that would have likely resulted in the loss of the competitive advantage as a local insurer. In its decision to convert to a stock insurer and make this offering of shares, the Board considered the fact that being a local Michigan-based insurer was a competitive advantage to maintain and grow its business when compared to the alternatives of large national or regional competitors. In addition, the Board considered the interests of the employees and the long-term support from the Fremont, Michigan community. The Board believes it is in the best interest of the Insurance Company and its customers to remain as a local insurer and that it could reasonably achieve its goals of profitable growth if it could access permanent capital as a stock-based insurer. The Board believes that the increase in capital will enable it to better serve its agents and customers and continue to offer the local presence and service that its agents and policyholders have come to expect. The long-term goal for profitable growth is also enhanced by the ability to provide equity ownership to agents and management and stock-based incentives to management through the conversion to a stock insurer.

Benefits of the Offering to Directors and Officers

The directors and officers currently have no ownership interest in the Insurance Company, but as a result of the conversion to a stock insurer and the offering the directors and officers will be able to purchase stock. After the offerings, directors and officers will own 13.3% of the outstanding shares. See the table on page 98 for expected stock ownership of individual directors and officers as a result of the offerings. Upon completion of the offering, the Holding Company will be able to offer stock-based incentives and the directors and officers will benefit from the Stock-Based Incentive Plan which may issue options to acquire shares equal to up to 5% of the shares issued in the offerings. See page 96 of this prospectus for more information regarding options that will become effective upon the completion of this offering. In order to counter the increased risk of being employed by a public company, the President and CEO and three additional executive officers will benefit from the employment agreements entered into in contemplation of this offering. See page 96 of this prospectus for more information on the employment agreements.

Effects of the Conversion

General. Each policyholder in a mutual insurance company has an interest in the insurance company under its policy in addition to the contractual right to insurance coverage. These interests are:

•	the right to vote with respect to the election of directors and certain other fundamental corporate transactions, such as an amendment to the articles of incorporation or a merger of the company;

•	the right to receive dividends if declared by the board of directors (the Insurance Company has not declared a policyholder dividend in recent years and currently does not anticipate doing so in the future); and

•	the right to receive any proceeds in liquidation.

All interests in a mutual insurance company are incident to, and contingent upon, the existence of the underlying insurance policy. These interests have no tangible market value separate from the policy. A policyholder who terminates his policy automatically forfeits his interests in the company. Upon completion of the conversion, policyholder interests in the Insurance Company, other than contract rights under policies of insurance, will be terminated.

If the plan of conversion is not approved by the required number of policyholders eligible to vote or if the conversion fails to be completed for any other reason, the Insurance Company will continue its existence as a mutual company and policyholders will retain their rights as mutual company policyholders.

Continuity of Insurance Coverage and Business Operations. The conversion will not affect the contractual rights of policyholders to insurance protection under their individual insurance policies with the Insurance Company. During and after the conversion, the normal business of the Insurance Company of issuing insurance policies in exchange for premium payments and processing and paying claims will continue without change or interruption. After the conversion, the Insurance Company will continue to provide services for policyholders under current policies and by its present management and staff. The board of directors of the Insurance Company in place at the time of the conversion will continue to serve as the board of directors of the Insurance Company after the conversion.

Voting Rights. Upon completion of the conversion, the voting rights of our policyholders in the Insurance Company will terminate and policyholders will no longer have the right to elect the directors of the Insurance Company or approve transactions involving the Insurance Company. Instead, voting rights in the Insurance Company will be vested exclusively in the Holding Company, which will own all the capital stock of the Insurance Company. Voting rights in the Holding Company will be vested exclusively in the shareholders of the Holding Company, including policyholders who purchase shares of common stock in the subscription offering. Each common stockholder shall be entitled to vote on any matter to be considered by the shareholders of the Holding Company, subject to the terms of the Holding Company’s articles of incorporation, bylaws and the provisions of Michigan and federal law.

Rights Upon Dissolution. After the conversion, policyholders will have no right to receive a pro rata distribution of any remaining surplus of the Insurance Company. Instead, this right will vest in the Holding Company as the sole shareholder of the Insurance Company. In the event of a liquidation, dissolution or winding up of the Holding Company, its shareholders, including policyholders who purchase stock in the subscription offering, would be entitled to receive, after payment of all debts and liabilities of the Holding Company, a pro rata portion of its assets.

How we determined our Price and the Number of Shares to be Issued in the Conversion Offering.

The plan of conversion requires basing the purchase price of the stock on the estimated consolidated pro forma market value of the Holding Company following the conversion. The estimated pro forma market value is the value that is expected to attract a full subscription. The pro forma market value was determined on the basis of an independent valuation by an appraiser who is experienced in corporate valuation. We retained RP Financial, LC. to prepare the appraisal. RP Financial, LC. is engaged regularly in the valuation of assets, securities and companies in connection with various types of asset and security transactions, including mergers, acquisitions, private placements and valuations for various other purposes and in the determination of adequate consideration in those transactions. RP Financial, LC. will receive a base fee of approximately $35,000 for its appraisal.

RP Financial, LC. has determined that, as of March 12, 2004, based on financial data as of December 31, 2003, the estimated consolidated pro forma market value of the Holding Company was between $6.8 million and $9.2 million. Under the plan of conversion, the aggregate purchase price of the stock to be offered in the conversion must equal the estimated pro forma market value of the Holding Company.

The plan of conversion requires that an appraiser establish a valuation range consisting of a midpoint valuation, a valuation 15% above the midpoint valuation, and a valuation 15% below the midpoint valuation. Accordingly, RP Financial, LC. has established a valuation range of $6.8 million to $9.2 million.

The appraisal considered the pro forma impact of the offering. The appraisal applied four primary methodologies: the pro forma price-to-book value approach applied to both reported book value and tangible book value; the pro forma price-to-earnings approach; the pro forma price-to-revenue approach and the pro forma price-to-assets approach. The market value ratios applied in the four methodologies were based upon the current market valuations of the peer group companies, subject to valuation adjustments applied by RP Financial, LC. to account for differences between the Holding Company and the peer group. RP Financial, LC. placed the greatest emphasis on the price-to-earnings and price-to-book approaches in estimating pro forma market value.

The independent valuation was prepared by RP Financial, LC. in reliance upon the information contained in this prospectus, including the consolidated financial statements. RP Financial, LC. also considered the following factors, among others:

•	the present and projected operating results and financial condition of the Holding Company;

•	certain historical, financial and other information relating to the Holding Company;

•	industry trends impacting the Holding Company;

•	a comparative evaluation of the operating and financial characteristics of the Holding Company with those of other similarly situated publicly traded companies;

•	the aggregate size of the offering of the common stock;

•	the impact of the conversion on the Holding Company’s stockholders’ equity and earnings potential;

•	the estimated impact of the conversion on the Holding Company’s tax position including the potential limitation on the Holding Company’s ability to utilize the Company’s NOL and AMT carryforwards;

•	the proposed dividend policy of the Holding Company; and

•	the trading market for securities of comparable companies and general conditions in the market for such securities.

RP Financial, LC.’s report utilized certain assumptions as to the pro forma earnings of the Holding Company after the conversion in determining the appraised value. These assumptions included estimated expenses and an assumed rate of return on the net offering proceeds. See “Pro Forma Data” for additional information concerning these assumptions. The use of different assumptions may yield different results.

The following table presents a summary of selected pricing ratios for the nine peer group companies utilized by RP Financial, LC., in the preparation of its appraisal and the pricing ratios for the Holding Company.

Compared to the average pricing of the peer group, the Holding Company’s pro forma pricing ratios at the midpoint of the offering range indicated a 16% discount on a price-to-earnings basis and a 61% discount on a price-to-tangible book basis. The estimated appraised value took into account various qualitative factors incorporated into the assessment of the Holding Company in comparison to the peer group as well as the potential financial impact of the conversion on the Holding Company.

The following pro forma price/earnings multiples and pro forma price/book ratios for the Holding Company are based on earnings and book value for the 12-month period ending on December 31, 2003 and assume that net proceeds had been invested at an interest rate of 4.0% and assume that $3.4 million of surplus certificates are converted into common stock.

	Price/Book Value
	Ticker Symbol	Price/ Earnings	Reported Basis	Tang. Basis	Price/ Revenues	Price/ Assets
		(x)	(%)	(%)	(x)	(%)
Fremont Michigan Insuracorp
Maximium		13.83x	55.27%	55.27%	0.48x	14.13%
Minimum		11.78x	47.07%	47.07%	0.35x	10.81%

Valuation Peer Group as of March 12, 2004
21st Century Holding Co.	TCHC	9.46x	247.97%	262.21%	1.31x	76.35%
ACMAT Corporation	ACMTA	12.47x	66.81%	70.76%	1.63x	20.83%
Bancinsurance Corporation	BCIS	10.53x	119.59%	135.55%	0.74x	34.44%
Donegal Group Inc.	DGICB	10.99x	128.93%	128.93%	1.25x	44.68%
Meadowbrook Insurance Group	MIG	14.71x	96.36%	120.10%	0.71x	21.59%
Merchants Group, Inc.	MGP	14.40x	73.80%	73.80%	0.66x	18.78%
National Security Group, Inc.	NSEC	15.76x	142.17%	142.17%	1.17x	57.82%
Penn-America Group, Inc.	PNG	13.70x	160.46%	160.46%	1.24x	47.83%
Unico American Corporation	UNAM	45.57x	92.04%	92.04%	0.72x	22.75%
Average		16.40x	125.35%	131.78%	1.05x	38.34%
Median		13.70x	119.59%	128.93%	1.17x	34.44%

The independent appraisal does not indicate market value. Investors should not assume or expect that the valuation of the Holding Company as indicated above means that the common stock will trade at or above the $10.00 purchase price after the conversion.

The appraisal is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing our stock. In preparing the valuation, RP Financial, LC. relied upon, and assumed the accuracy and completeness of, financial and statistical information provided by the Insurance Company. RP Financial, LC. did not independently verify the financial statements or other information provided by the Insurance Company, and it did not value independently the Insurance Company’s assets and liabilities. The valuation considers the Holding Company and the Insurance Company only as a going concern and should not be considered as an indication of the liquidation value of the Holding Company and the Insurance Company. Moreover, because the valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, we cannot assure investors that they will be able to resell their shares at or above their purchase price. A copy of RP Financial, LC.’s appraisal report which describes the method and assumptions for the appraisal is on file and available for inspection at our principal office and is filed as an exhibit to the registration statement of which this prospectus is a part.

The Conversion Offerings

Exchange of Surplus Notes. We are first offering the holders of the surplus notes the opportunity to exchange the principal balance and accrued interest of the notes through the effective date of the conversion, into shares at the offering price. Each note may only be wholly exchanged except that a note may be partially exchanged if a whole conversion would violate a provision of the Michigan Insurance Code. The exchange of the notes shall be subject to, and consummated concurrently with, the completion of the conversion of the Insurance Company. The number of shares to be issued shall be determined by dividing the note balance, together with interest accrued through the effective date of the conversion, by the offering price of the stock, rounded upward to the nearest whole share.

One holder of surplus notes would acquire more than 5% of the outstanding shares of the Holding Company if the holder chose to exchange all of the holder’s notes. However, Section 5909 of the Michigan Insurance Code prohibits persons from acquiring more than 5% of the shares of the Holding Company for five years from the effective date of the conversion without approval of the Insurance Commissioner. Based on the Insurance Commissioner’s approval of the Plan of Conversion, no person will be permitted to acquire more than 5% of the shares pursuant to the conversion of their notes. If conversion of a note would result in issuance of more than 5% of the shares to the noteholder, the noteholder may convert the note up to 5% of the shares of the Holding Company common stock.

Subscription Offering and Subscription Rights. After the surplus note exchange, the remaining shares in the offering will be offered to all holders of subscription rights, which include eligible policyholders who are also Michigan residents and the officers and directors of the Insurance Company. Subscription rights to purchase shares of our common stock are being issued, at no cost, to all persons entitled to purchase stock in the subscription offering. The amount of stock that they may purchase will be determined, in part, by the total number of shares of stock to be issued. Of the stock offered in the subscription offering, 90% is reserved for the exercise of subscription rights allocated to policyholders and 10% is reserved for the exercise of subscription rights allocated to officers and directors. Even if officers and directors are eligible policyholders, they are limited as to participation in the subscription offering to the extent of the 10% of the shares reserved for them.

Each eligible policyholder who is a Michigan resident will receive, without payment, subscription rights to buy up to 5% of the shares of common stock sold in the offering at the purchase price. An eligible policyholder is a person who is a named insured as of the record date of August 25, 2003, under an in-force insurance policy issued by the Insurance Company.

Subscription Offering — Oversubscription. In the event that less than all of the subscription shares reserved for directors and officers are subscribed for by directors and officers, such remaining subscription shares shall also be available to eligible policyholders.

In the event of an oversubscription in either subscription category, subscription shares will be allocated among participants within each category, by reducing the subscriptions of certain participants according to the following methodology:

•	The Holding Company will determine the number of subscription shares by which a subscription category is oversubscribed.

•	The Holding Company will identify the participant or participants who have subscribed for the largest and second largest number of subscription shares in each category, and reduce the number of shares subscribed for by the participant with the largest subscription (or on a pro-rata basis among the participants with the largest subscriptions) to the number of subscription shares which have been subscribed for by the participant or participants with the second largest subscription(s), but in no event reducing subscriptions by an aggregate amount in excess of the number of subscription shares by which the category is oversubscribed, as rounded to the nearest whole share(s).

•	The Holding Company will repeat this methodology for so many iterations as shall be necessary to eliminate oversubscription within each subscription category.

Subscription Offering — Compliance with Blue Sky. We do not intend to offer securities to any person who is not a Michigan resident and therefore we will only seek registration of our securities in Michigan.

However, we reserve the right in our discretion to offer securities to residents of selected states pursuant to a state exemption to registration or through registration of the securities to be offered. We will not be granting subscription rights to policyholders who reside outside of Michigan. No payments will be made in lieu of the granting of subscription rights to any such non-resident person.

Community Offering. Concurrently with the subscription offering to eligible policyholders, we are offering shares to the general public who are residents of the State of Michigan in a community offering. It is intended that priority in the community offering will be given to:

•	policyholders of the Insurance Company whose policies were issued after August 25, 2003;

•	the Insurance Company’s employees, insurance agents, agencies and owners of its insurance agencies;

•	public or private foundations based in Michigan; and

•	other Michigan residents.

Subscriptions for common stock received in the community offering will be subject to the availability of stock after satisfaction of all surplus note conversions, subscriptions in the subscription offering, as well as the maximum and minimum purchase limitations described in the plan. We reserve the right, in our discretion, to determine the level of priority of a participant and to accept or reject their subscription in the community offering.

Centennial may enter into agreements with other broker-dealers to act as selling group members to assist in the sale of the shares in the community offering, although no such agreements exist as of the date of this prospectus. No orders may be placed or filled by or for Centennial or a selling group member during the subscription offering. After the close of the subscription offering, Centennial will instruct selling group members as to the number of shares to be allocated to each selling group member. Only after the close of the subscription offering and upon allocation of shares to selling group members may those broker-dealers take orders from their customers. During the subscription offering Centennial and selling group members may only solicit indications of interest from their customers to place orders with the Holding Company as of a certain order date for the purchase of shares of the Holding Company common stock. Upon termination of the subscription offering, if the minimum number of shares has not been subscribed for, Centennial may request, as of the order date, selling group members to submit orders to purchase shares for which they have previously received indications of interest from their customers. Selling group members will send confirmations of the orders to those customers on the settlement date which will be three business days from the order date. Customers who authorize the selling group members to debit their brokerage accounts are required to have the funds for payment in their account on but not before the settlement date. On the settlement date, the selling group members will deposit funds to the escrow account if the minimum offering has not previously been reached or, if the minimum has been reached, to the accounts established by the Holding Company for each broker-dealer. Funds will be promptly returned, without interest, in the event the conversion is not completed.

The community offering will be completed within 30 days after the termination of the subscription offering, unless extended. The offering period may be extended if the minimum offering has not been subscribed at the conclusion of the Community Offering and Centennial believes it can achieve the minimum with an additional period of time. If the offering period is extended beyond the time specified in this prospectus, notice will be given in writing to all subscribers who have submitted a Stock Order Form.

Stand – By Purchasers. The Holding Company has entered into written agreements with certain persons, (including certain registered representatives of Centennial and certain representatives, if any, of other selling group members), that permit those persons to purchase up to, but no more than, a total of 22,870 shares in the offering if any shares remain available for sale immediately prior to the completion of the community offering. Under the terms of the agreements, such persons may purchase shares only if Centennial represents in writing that it is unable to find any other purchasers for the securities. Securities sold pursuant to these stand-by agreements are subject to a three-month lock-up period. Purchases made pursuant to these stand-by agreements are permitted under the NASD’s Rule 2790.

Timing of Offerings. The surplus note exchange offering, subscription offering and the community offering will all commence at the same time after our S-1 filing with the Securities and Exchange Commission becomes effective and the approval of the plan by two-thirds of the votes cast by eligible policyholders at the special policyholder meeting. The surplus note holders and eligible participants in the subscription offering will then have 30 days within which to effectively exercise their rights to purchase shares in the offering subject to the purchase limitations relating to all purchases. If less than all of the shares available for purchase have been sold at the termination of the surplus note and subscription offerings, the community offering shall continue for an additional 30 days, unless extended, or upon the purchase of the remainder of all shares available for purchase, whichever is sooner. If all shares are purchased by eligible participants in the surplus note offering and the subscription offering, then any subscriptions received from participants in the community offering will be returned. The following table illustrates the timing and priorities of the offering:

Offering Type	Offerees	Priority in Offering	Limitations to purchase	Offering period
Surplus Note Exchange Offering	Surplus Note Holders	1st	Up to amount owing on surplus note or 5% of shares sold (whichever is less)	First 30 days
Subscription Offering	Eligible Policyholders, Officers and Directors	2nd	Up to 5% of shares sold	First 30 days
Community Offering

General Public (Michigan only) Preference given in descending order to:

1. policyholders of the Insurance Company whose policies were issued after August 25, 2003;

2. Insurance Company employees, insurance agents, agencies and owners of its insurance agencies;

3. public and private foundations based in Michigan; and

4. other Michigan residents.

		3rd	Up to 5% of shares sold	First 60 days

Limitations on Stock Purchases

General. The offering is being made only to Michigan residents. No person may subscribe for fewer than 250 shares. No person or group of persons acting in concert may acquire more than 5% of our issued and outstanding common stock for five years from the effective date of our conversion plan, except with the approval of the Insurance Commissioner. A person or company which acts in concert with another person or company shall also be deemed to be acting in concert with any person or company who is also acting in concert with that other party. The determination of whether a group is acting in concert shall be made solely by us and may be based on any evidence upon which we choose to rely. The maximum purchase amount of 5% of the total number of shares issued, will range from 34,000 to 46,000 depending on the total number of shares issued in the offering. No fractional shares shall be issued.

The offering has three components that will take place concurrently, but with the following priorities: a Surplus Note Exchange Offering to the holders of the Insurance Company’s surplus notes due September 30, 2007 of up to approximately 363,000 shares; a Subscription Offering to eligible policyholders, directors and officers of the Insurance Company for any and all shares remaining after the exchange for surplus notes; and a

Community Offering to the general public for any and all shares not exchanged or subscribed for in the Surplus Note Exchange Offering and the Subscription Offering.

The surplus note holders have first priority to exchange their notes. All of the shares remaining after the surplus note exchange are subject to the Subscription Offering. In the Subscription Offering, 90% of the shares are reserved for eligible policyholders and the remaining 10% are reserved for officers and directors of the Insurance Company. Each eligible policyholder has the same right to subscribe for up to 5% of the total shares issued in the offerings regardless of the differences in their premiums or coverage, subject to allocation among that group in the event of an oversubscription. Directors and officers are not able to subscribe for the 90% reserved for eligible policyholders. To the extent that the officers and directors do not purchase the entire 10% of the shares reserved for them, the excess shares are available for subscription by the eligible policyholders. Shares remaining after the completion of the Subscription Offering will be offered in the Community Offering. The Community Offering has separate priorities set forth in the previous table.

Eligible policyholders for the Subscription Offering may also participate in the Community Offering subject to the 5% maximum and stated priorities of the Community Offering. Directors and officers can participate in the Surplus Note Exchange Offering, the Subscription Offering to the extent of the 10% allocated for directors and officers and in the Community Offering. In addition to the 5% per person maximum, the directors and officers, as a group, may not acquire more than 25% of the total number of shares issued. See the Management section of the prospectus under Security Ownership of Certain Beneficial Owners and Management on page 98 where disclosure is made that 90,300 shares are expected to be acquired by the directors and officers, 63,800 shares from the exchange of surplus notes and 26,500 shares by purchase through subscription rights. These 90,300 shares will represent approximately 13.3% of the total number of shares issued at the minimum offering of 680,000 shares.

Note Exchange and Subscription Offering Meets or Exceeds Total Maximum. If the number of shares exchanged for surplus notes and subscribed for by participants in the subscription offering is equal to or greater than 920,000 shares, we will complete the conversion and issue shares to the subscribing participants. However, to the extent that the number of shares subscribed for exceed 920,000 shares, shares shall be allocated among subscribing policyholders as described above in “Our Conversion and Stock Offering — The Conversion Offerings — Subscription Offering — Oversubscription.”

Note Exchange and Subscription Offering Meets or Exceeds Total Minimum. If the number of shares exchanged for surplus notes and subscribed for by policyholders in the subscription offering is equal to or greater than 680,000 shares, but less than 920,000 shares, we will complete the conversion and issue shares in an amount sufficient to satisfy the subscriptions of those policyholders in full. Prior to consummating the conversion, however, we shall have the right to accept, in whole or in part, subscriptions received from any or all subscribers in the community. In any event, no more than 920,000 shares shall be issued in the offerings.

Note Exchange and Subscription Offering Does Not Meet Total Minimum. If the number of shares exchanged for surplus notes and subscribed for by policyholders in the subscription offering is less than 680,000 shares, we will accept subscriptions from subscribers in the community offering so that the aggregate number of shares sold is equal to or greater than 680,000 shares. In that event, we will consummate the offering and:

•	issue to subscribing policyholders shares in an amount sufficient to satisfy their subscriptions in full; and

•	issue to subscribers in the community offering the number of shares required so that the total number of shares to be issued in the offerings will be equal to or greater than 680,000 shares, but less than or equal to 920,000 shares.

Offerings Do Not Meet Minimum. If the total number of shares subscribed for in the offerings is less than 680,000 shares, we will cancel the offering and all subscription funds will be returned to subscribers without interest.

There is a difference of approximately $2.4 million between the minimum and the maximum of the estimated valuation range as of December 31, 2003. As a result, the ownership interest of a subscriber for a fixed number of shares of the Holding Company will be approximately 26% smaller if 920,000 shares are sold than if 680,000 shares are sold. Accordingly, no assurance can be given that any price for the stock after the conversion will equal or exceed the purchase price. See “Available Information” on page 107.

NASD Rule 2790. The NASD recently enacted Rule 2790, entitled “Restrictions on the Purchase and Sale of Initial Equity Public Offerings.” The rule replaces the Free-Riding and Withholding Interpretation (IM-2110-1). Effective March 23, 2004 the purchase and sale of all new equity securities must comply with the rule.

In general, Rule 2790 restricts persons associated with the securities business from purchasing shares sold in this offering. The restriction applies to broker dealers, to the owners, associated persons (including registered representatives) and employees of broker dealers, to persons with “the authority to buy or sell securities for a bank, savings and loan institution, insurance company, investment company, investment advisor, or collective investment account,” and to finders or any persons acting in a fiduciary capacity to Centennial, including attorneys, accountants, and financial consultants. In addition, family members of the above persons are restricted in the same manner as the persons to whom the restriction principally applies.

Certain exemptions from Rule 2790’s restrictions are available to limited categories of persons. For instance, even if the restrictions would otherwise apply, existing policyholders of the Insurance Company may purchase shares of the Holding Company in order to prevent dilution of their proportional interest. However, pursuant to the rule and in order to ensure that purchasers do not fall under the restrictions or are exempt from them, each purchaser must furnish a written representation to the seller that the purchaser is eligible to purchase securities in compliance with Rule 2790. The Rule contains an exemption for purchases and sales in an offering made as a part of a plan of conversion of a mutual insurance company into a stock insurance company if the conversion offering is conducted in accordance with the standards of the appropriate state regulatory authority. The Commissioner of Michigan’s Office of Financial and Insurance Services has issued a conversion offering order authorizing the sale of the shares to the persons described in the section entitled “The Conversion Offerings” on page 85.

Marketing and Sales Arrangements

We have engaged Centennial Securities Company, Inc., as a financial advisor and sales agent with respect to the offerings pursuant to a seller agent agreement. They have agreed to use their best efforts to solicit subscription and purchase orders for stock in the offerings. They are a registered broker-dealer and a member of the National Association of Securities Dealers, Inc. (“NASD”). They will assist us in the conversion by, among other things:

•	training management and staff to perform select tasks in connection with the conversion; and

•	managing the subscription and community offerings.

Centennial has not prepared any report or opinion constituting a recommendation or advice to us or to persons who subscribe in the offerings, nor have they prepared an opinion as to the fairness of the purchase price or the terms of the offerings to us. They express no opinion as to the prices at which stock sold in the offering may trade.

The Insurance Company and Holding Company have agreed to pay a selling commission of 2% (not to exceed $75,000) of the total purchase price of shares sold to: holders of surplus notes in exchange for such notes; eligible policy holders; employees, directors and officers of the Insurance Company; principals of eligible policy holders that are entities; retirees of the Insurance Company; or the Insurance Company’s insurance agents, agencies or owners of its insurance agencies. For all other sales of shares in the conversion offerings, the Insurance Company and Holding Company have agreed to pay a selling commission of 6%.

Total selling commissions to Centennial are expected to be $200,000 to $250,000 at the minimum and maximum of the estimated valuation range, respectively. See “Pro Forma Data” for the assumptions used to arrive at these estimates. The possible minimum and maximum selling commissions would be $136,000 (if the minimum number of shares were sold and all of those shares were sold at the 2% rate) and $552,000 (if the maximum number of shares were sold and all those shares were sold at the 6% rate).

Pursuant to the sales agent agreement, the Insurance Company has also agreed to reimburse Centennial for all of its reasonable out-of-pocket expenses and pay directly its counsel’s fees and expenses incurred in connection with the conversion and offerings. Payment of Centennial’s legal fees, exclusive of expenses and disbursements, are capped at $50,000 for legal services provided to Centennial that are customarily provided by sales agent’s counsel in offerings of similar size and nature. Any other services requested of Centennial’s legal counsel by Fremont or its counsel and Centennial including, for example, blue sky work, advising and assisting Fremont and its counsel on corporate, strategic and regulatory matters and other specialized legal matters, investigations involving unusual or special matters discovered in the course of due diligence, and other services not customarily performed by underwriter’s counsel in offerings of similar size and nature, shall not be subject to such cap. The Insurance Company has advanced Centennial $10,000 as an advance against expenses for which Centennial is entitled to reimbursement. The advance is required to be repaid to the Insurance Company to the extent reimbursable out-of-pocket expenses are not actually incurred.

The Insurance Company and the Holding Company have also agreed to indemnify Centennial, and each person who controls Centennial or is an affiliate, officer, director, agent, employee or attorney of Centennial, and any selling group members, against liabilities and expenses, including legal fees, incurred in connection with certain claims or losses based out of or upon any untrue statement of a material fact in the prospectus or any omission of a material fact from the prospectus, among other things. In the event indemnification is not available, the Insurance Company and the Holding Company have also agreed to contribute to any amounts payable by Centennial as a result of such claim or loss in proportion to the parties’ relative fault or benefit.

Procedure for Purchasing Shares in the Subscription Offering

To ensure that each purchaser receives a prospectus at least 48 hours before the expiration date of the offering in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, no prospectus will be mailed later than five days before the expiration date or hand delivered any later than two days before that date, including any extension of the expiration date. Execution of the order form will confirm receipt of delivery in accordance with Rule 15c2-8. Order forms will only be distributed with a prospectus.

To purchase shares in the subscription and community offering, an executed stock order form with the required payment for each subscribed share must be received by Centennial by 12:00 noon, local Michigan time, on or before the termination date, or an extension of that date. Order forms that are not received by that time, returned as undeliverable by the U.S. Postal Service, executed defectively, or received without full payment are not required to be accepted. Also, we are not obligated to accept orders submitted on photocopied or facsimile order forms. However, we reserve the right, in our discretion, to permit institutional investors to submit irrevocable orders together with a legally binding commitment for payment and to thereafter pay for the shares for which they subscribe in the community offering at any time prior to 48 hours before the completion of the conversion. We also reserve the right to waive or permit the correction of incomplete or improperly executed forms, but we do not represent that we will do so. Once received, an executed order form may not be modified, amended or rescinded without our consent unless the conversion has not been completed within 30 days after the end of the subscription and community offerings (or within 30 days of any extension of the expiration date).

To ensure that eligible policyholders are properly identified as to their stock purchase priority, policyholders as of the eligibility record date (August 25, 2003) must list their policy(ies) on the order form giving all names and policy numbers relating to each policy.

Payment for subscriptions may be made by check or money order payable to The Huntington National Bank. Checks will only be accepted subject to collection. No wire transfers or third party checks will be accepted. Any such payments received by Centennial or any selling group members will be transmitted to the escrow agent by Noon the next business day after receipt.

IT IS VERY IMPORTANT TO ACCURATELY AND COMPLETELY FILL OUT YOUR STOCK ORDER FORM.

The Holding Company will not be issuing certificates representing shares of common stock purchased. Instead, it will use a book entry of stock records and transfers. A written statement will be mailed to purchasers at the address specified in properly completed order forms, as soon as practicable following the sale of all shares of stock indicating the number of shares purchased and other information typically included on a stock certificate.

Restrictions on the Transfer of Subscription Rights

The subscription rights granted to eligible policyholders are non-transferable. Any attempted transfer shall be void.

Restrictions on Purchase of Shares by Directors and Officers

Purchases of our stock by directors, officers and their associates during the three-year period following completion of the conversion may be made only through a broker-dealer registered with the SEC, except with the prior written approval of OFIS. This restriction does not apply to purchases made upon exercise of stock options granted to directors, officers and employees.

MANAGEMENT

Management of the Holding Company

The board of directors of the Holding Company consists of nine individuals who also serve as directors of the Insurance Company. The board of directors of the Holding Company is divided into three classes, each of which consists of approximately one-third of the board. The directors were elected by the stockholders of the Holding Company for three year terms, or until their successors are elected. One class of directors, consisting of Michael A. DeKuiper, Kenneth J. Schuiteman and Jack Siebers, has a term of office expiring at the first annual meeting of stockholders, a second class, consisting of Jack G. Hendon, Donald VanSingel and Harold Wiberg, has a term of office expiring at the second annual meeting of stockholders, and a third class, consisting of Donald E. Bradford, Richard E. Dunning and William L. Johnson, has a term of office expiring at the third annual meeting of stockholders. The executive officers of the Holding Company are elected annually and hold the office until their respective successors have been elected or until death, resignation or removal by the board of directors. The following table lists our directors and executive officers, their ages and positions as of March 31, 2004.

Name	Age	Position Held	Term Expires
Richard E. Dunning	56	President, Chief Executive Officer and Director	2006
Donald E. Bradford	67	Secretary and Director	2005
Michael A. DeKuiper	55	Director	2006
Jack G. Hendon	48	Director	2004
William L. Johnson	61	Director	2005
Jack A. Siebers	62	Director	2004
Kenneth J. Schuiteman	67	Director	2006
Donald VanSingel	60	Chairman of the Board and Director	2004
Harold L. Wiberg	52	Director	2005
Marvin R. Deur	52	Vice President and Treasurer	—
William A. Hall	58	First Vice President and Chief Operating Officer	—
Eugene A. Sawyer	63	Senior Vice President	—

The experience of each director and executive officer for at least the past five years is described below.

Richard E. Dunning has been the President and Chief Executive Officer of the Holding Company and a Director since its organization. He has also served in those capacities with the Insurance Company since 1997. He first became employed by the Insurance Company in August, 1995, as a consultant in financial matters. Mr. Dunning was formerly employed by Gerber Products Company for over 24 years, where the last position he held was Assistant Treasurer of the corporation.

Donald E. Bradford has been the Secretary and a director of the Holding Company since its organization and of the Insurance Company since 1982. For approximately forty years, Mr. Bradford was an owner of the Bradford Agency, which is an independent insurance agency. He retired from active participation in the agency in 1997.

Michael A. DeKuiper has been a director of the Holding Company since its organization and of the Insurance Company since 1997. Mr. DeKuiper is an owner of the White Insurance Agency, an independent insurance agency in Fremont, Michigan, and has served as its President since 1998.

Jack G. Hendon has been a director of the Holding Company since its organization and of the Insurance Company since November 13, 2003. Mr. Hendon is a certified public accountant, and cofounder of H&S Companies, a holding company consisting of Hendon & Slate, P.C., a certified public accounting firm, H&S Computers and H&S Financial. He has worked as a CPA for over 20 years.

William L. Johnson has been a director of the Holding Company since its organization and of the Insurance Company since November 13, 2003. Mr. Johnson served as Chairman, President and Chief Executive officer for Semco Energy, Inc. from 1996 to 2002. Since his retirement from Semco Energy in 2002, he has been the President and CEO of the Berean Group, LLC, a business consulting firm.

Jack A. Siebers has been a director of the Holding Company since its organization and of the Insurance Company since 1999. Mr. Siebers is a principal in the law firm of Siebers Mohney PLC based in Grand Rapids, Michigan. Prior to entering private law practice in 1985, Mr. Siebers was General Counsel of Foremost Corporation of America, a holding company for a group of property and casualty insurance companies from 1975 to 1985.

Kenneth J. Schuiteman has been a director of the Holding Company since its organization and of the Insurance Company since 1985. Mr. Schuiteman was the owner and president of Deur Speet Motors, a Five Star automobile dealership in Fremont, Michigan as well as Fremont Ford Mercury until 2002, when he sold the businesses to his sons.

Donald VanSingel has been a director and has held the position of Chairman of the board of directors of the Holding Company since its organization. He has also held the position of Chairman of the board of directors of the Insurance Company since 1997, and has been a director since 1978. Mr. VanSingel served for twenty years as a Representative with the Michigan House of Representatives, the last ten years he was Republican Floor Leader. Since 1993, he has been an employee with Government Consultant Services in Lansing, Michigan, which is a professional lobby organization.

Harold L. Wiberg has been a director of the Holding Company since its organization and of the Insurance Company since 1999. Mr. Wiberg is President of the Bonek Agency in Suttons Bay, Michigan and has held various positions with the agency since 1974. Mr. Wiberg is a Certified Insurance Counselor by designation from the Society of Certified Insurance Counselors.

Marvin R. Deur has been the Treasurer and a Vice President of the Holding Company since its organization and of the Insurance Company since 1995 and 1997, respectively. Mr. Deur began his career with the Insurance Company as an accountant in 1982.

William A. Hall, Sr. has held the positions of First Vice President and Chief Operating Officer of the Holding Company since its organization and of the Insurance Company since 1986 and 1990, respectively. He has also served as a director of the Insurance Company since 1988. Mr. Hall served in the United States Air Force as an Intelligence Specialist before coming to the Insurance Company in 1972. Mr. Hall held positions as a marketing representative, and Vice President of Marketing before his promotion to First Vice President in 1986.

Eugene A. Sawyer has held the position of Senior Vice President of the Holding Company since its organization. He has also held the position of Senior Vice President of Claims of the Insurance Company since 1998 and has served as a director of the Insurance Company since 1999.

Composition of Board and Committees

The business of the Holding Company will be managed under the direction of its board of directors. The board of directors currently consists of nine directors, five of whom are independent directors. The Holding Company uses the NASDAQ rules as a model to determine whether its directors are independent. The board of directors has three standing committees: the Compensation Committee, the Audit Committee, and the Governance Committee. Members of each committee are appointed by the board of directors.

Compensation Committee. The Compensation Committee is chosen by the board of directors from those members who are independent directors. The members of the Compensation Committee are currently: Donald VanSingel, Donald Bradford, William L. Johnson and Kenneth J. Schuiteman. Mr. Bradford is the Chairman. The Committee:

•	discharges, subject to general review and oversight by the board, the board’s responsibilities relating to the Holding Company’s and the Insurance Company’s compensation and benefits programs and policies;

•	reviews and approves corporate and personal goals and objectives relevant to chief executive officer compensation;

•	reviews and approves the timing and amount of compensation of the chief executive officer and other key senior executives, including stock incentive grants, salaries, bonuses and other benefits;

•	administers the Holding Company’s stock based compensation plan; and

•	recommends retainer and attendance fees for directors who are not employees of the Holding Company or any of its subsidiaries.

Audit Committee. The Audit Committee is chosen by the board of directors from those members who are independent directors. The members of the Audit Committee are currently: Donald E. Bradford, Jack G. Hendon and William L. Johnson. Mr. Hendon is the chairman. The Audit Committee:

•	oversees the Holding Company’s financial reporting process on behalf of the board;

•	retains, oversees, evaluates and, if appropriate, terminates the independent auditors;

•	annually reviews the performance of the independent auditors and the Holding Company’s internal accounting controls;

•	at least annually, reviews all relationships between the independent auditors and the Holding Company to assess independence;

•	approves the nature and scope of services to be performed by the independent auditors and reviews the range of their fees for such services;

•	establishes and maintains procedures for the receipt, retention and treatment of complaints regarding accounting and auditing matters;

•	reviews the results of the annual audit and policies and practices regarding conflicts of interest and compliance with laws, rules and regulations;

•	reviews the Holding Company’s financial statements; and

•	reviews, with management, the independent auditors and internal financial staff.

Governance Committee. The Governance Committee is chosen by the board of directors from those members who are independent directors. The members of the Governance Committee are Donald E. Bradford, William L. Johnson, Jack A. Siebers and Donald VanSingel. Mr. Johnson is the chairman. The Governance Committee:

•	interviews each potential director nominee and recommends suitable candidates for nomination or appointment to the board of directors;

•	reviews the appropriate skills and characteristics of board and committee members;

•	develops and recommends to the board of directors an annual self-evaluation of the Board and its committees and oversees the self-evaluation;

•	reviews and reports on all matters generally relating to corporate governance and develops and recommends to the board corporate governance guidelines; and

•	recommends to the board of directors for its approval key executives to serve as corporate officers.

Directors’ Compensation

For service on the board of directors of the Holding Company, each non-employee director receives an annual retainer of $1,200, plus $300 for each scheduled meeting attended. In addition, non-employee directors are paid $600 per year to serve on a committee. The board of directors of the Insurance Company serves without compensation, but may be reimbursed for actual reasonable expenses incurred in connection with their duties.

Executive Compensation

The executive officers of the Holding Company have received no compensation from the Holding Company since its formation. No other executive officer other than Richard E. Dunning and William A. Hall received compensation in excess of $100,000 for 2003, 2002 and 2001.

Summary Compensation Table

		Annual Compensation		All Other Compensation(1) ($)
Name and Principal Position	Year	Salary ($)	Bonus ($)
Richard E. Dunning President and Chief Executive Officer	2003 2002 2001	132,500 125,138 120,326	14,575 -0- 7,310	3,975 3,754 902

William A. Hall, Sr. First Vice President and Chief Operating Officer	2003 2002 2001	90,000 N/A N/A	9,900 N/A N/A	2,700 N/A N/A

(1)	“All Other Compensation” represents the Insurance Company’s contribution to the 401(k) plan.

Certain Benefits

General. The Holding Company currently has no full time equivalent employees and provides no fringe benefits. The Insurance Company currently provides health and welfare benefits to its employees, including hospitalization, major medical, dental, life and long-term disability insurance, subject to certain deductibles and co-payments by employees.

Defined Contribution Plan. The Insurance Company has a defined contribution 401(k) plan covering substantially all employees who work at least 1,000 hours per year. Employees can participate in the plan after their first six months of employment. We match 50% of employee contributions up to 3% of the employee’s salary. The Insurance Company may also make discretionary contributions to the plan. During the years ended December 31, 2003, 2002 and 2001 the Insurance Company’s contributions approximated $69,000, $68,000 and $18,000, respectively. During 2002, an additional contribution of approximately $293,000 was made to the plan as a result of the termination of the defined benefit plan.

Stock-based Compensation Plan. We have a stock-based compensation plan. The purpose of the plan is to provide additional incentive to directors, officers, and employees by facilitating their purchase of our stock. Pursuant to the plan, 5% of the outstanding shares of the Holding Company have been reserved for future issuance by the Holding Company, in the form of newly-issued shares in satisfaction of awards under the plans. If awards should expire, become unexercisable or be forfeited for any reason without having been exercised or without becoming vested in full, the shares of common stock subject to those awards would be available for the grant of additional awards.

Awards may include, among others, nonqualified stock options (“NQSOs”), restricted stock and stock appreciation rights. On March 16, 2004, the Compensation Committee approved the granting of NQSOs for the purchase of 38,600 shares to the directors, executive officers and key employees. The stock purchase price for those options will be $10.00, the offering price of the stock. The Holding Company will not receive any payment for granting the options. The options shall vest 20% per year. The options may fully vest upon the death or disability of the optionee or a change in control of the Holding Company. Both the stock-based compensation plan and the grants are subject to completion of the conversion and the offering. The grants will be exercisable for up to 10 years from the date of the completion of the conversion and the offering. The plan may be administered by either the board of directors or a committee of at least two directors designated by the board.

Executive Employment Agreements

On March 16, 2004, the Compensation Committee of the Holding Company approved employment agreements with Mr. Dunning, Mr. Deur, Mr. Hall and Mr. Sawyer. The agreement for Mr. Dunning provides for a period of employment continuing until the third anniversary of any change in control of the Holding Company. The term “change in control” as used in the employment agreements is defined as a change in control of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended (“Exchange Act”), or any successor to such regulation, whether or not the Holding Company is registered under the Exchange Act; provided that, without limitation, such a change in control shall be deemed to have occurred if: (i) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Holding Company representing 25% or more of the combined voting power of the Holding Company’s then outstanding securities; or (ii) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board of Directors of the Holding Company cease for any reason to constitute at least a majority of that Board unless the election, or the nomination for election by stockholders, of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period.

The employment agreements for the other three officers provide for a three year employment term, but at least 90 days prior to the annual anniversary date of each agreement, our board of directors may determine whether or not to extend the term of each agreement for an additional one year. Any party to an agreement may elect not to extend that agreement for an additional year by providing written notice at least 90 days prior to any annual anniversary date.

If Mr. Dunning were terminated by the Holding Company other than for cause, disability, retirement or death, or voluntarily terminates employment for “good reason” due to breach of his employment agreement, then he would be entitled to (i) a cash severance amount equal to 2.99 times his average annual compensation over his most recent three taxable years, payable in equal monthly installments over 36 months (or, at the option of the Holding Company, in a lump sum payment discounted using the applicable federal rate), and (ii) a continuation of benefits similar to those he is receiving at the time of such termination for the same term. If Mr. Dunning is terminated after a change in control and the amount of the change in control payments constitutes an excess payment under Section 280G of the Internal Revenue Code, Mr. Dunning will also receive an additional cash payment (“Gross-Up”) so that after payment of all applicable excise taxes assessed on the change in control payment and the federal, state and local income taxes on the Gross-Up payment, he is placed in the same after-tax position he would have been in if such payments of compensation and benefits had not constituted an excess parachute payment.

If an officer, other than Mr. Dunning, is terminated by the Holding Company other than for cause, disability, retirement or death, or if the officer voluntarily terminates employment for “good reason” due to breach of his employment agreement after a change in control, then he would be entitled to (i) a cash severance amount equal to 2 times his average annual compensation over his most recent two taxable years, payable in equal monthly installments over 24 months (or at the option of the Holding Company in a discounted lump sum), and (ii) a continuation of benefits similar to those he is receiving at the time of such termination for the same term.

Although these employment agreements could increase the cost of any acquisition of control of the Holding Company, we do not believe that their terms would have a significant anti-takeover effect.

Security Ownership of Certain Beneficial Owners and Management

Security Ownership by Management. Only ten shares of the Holding Company are currently outstanding. The shares were issued to the Holding Company’s chief executive officer for $100.00 in connection with the incorporation of the Holding Company. The directors and executive officers have indicated that they intend to purchase in the offering and/or exchange surplus notes in exchange for the number of shares set forth in the following table. However, directors and executive officers may decide to purchase additional shares in the subscription or community offering subject to the general limitations on stock purchases by directors and officers. The table also sets forth the amount of the Insurance Company’s Series B Surplus Notes beneficially owned by each of the Holding Company’s directors and executive officers and all of the Holding Company’s directors and officers as a group as of March 31, 2004:

Name of Director or Officer	Amount of Series B Surplus Notes Held	Number of Intended Shares by Conversion and Purchase		Percent of Common Stock(1)
Donald E. Bradford	$60,000	6,000		*
Michael A. DeKuiper	25,000	5,000		*
Marvin R. Deur	68,000	6,800		1.0%
Richard E. Dunning	150,000	20,000	(2)	2.9
William L. Johnson	50,000	10,000		1.5
William A. Hall, Sr.	75,000	10,000		1.5
Jack G. Hendon	25,000	5,000		*
Eugene A. Sawyer	75,000	7,500		1.1
Kenneth J. Schuitemann	50,000	5,000		*
Jack A. Siebers	—	2,500		*
Donald VanSingel	10,000	2,500		*
Harold L. Wiberg	50,000	10,000		1.5

All directors and officers as a group (12 persons)	$638,000	90,300		13.3%

(1)	assumes minimum number of shares sold (680,000).
(2)	Mr. Dunning purchased 10 shares of stock for $10.00 per share upon incorporation of the Holding Company in November 2003 that are included here.
*	Less than 1%

Security Ownership by Certain Beneficial Owners. The following table sets forth the information as to each person or entity known to the Holding Company to have been the beneficial owner of more than 5% of the Insurance Company’s outstanding Series B Notes as of September 30, 2003 (except as noted in the footnotes).

Name of Beneficial Owner	Amount of Surplus Notes Beneficially Owned	Percent of Class(1)
Robert E. Schermer	$2,200,000	42.23	%(2)

(1)	$5,264,333 of Series B Surplus Notes were outstanding on March 31, 2004.
(2)	The Plan of Conversion, as approved by OFIS, will not permit Mr. Schermer to acquire more than 5% of the outstanding shares of the Holding Company voting stock on conversion.

Transactions with Management and Others

Mr. Michael DeKuiper, a director of the Insurance Company, is the President and principal of The White Agency, Inc. and this agency is currently appointed as an agent with and writes insurance for the Insurance Company. The White Agency is one of the Insurance Company’s largest producers. The terms and conditions of the agency agreement between the White Agency and the Insurance Company are similar in all material respects to agency agreements with the other agents of the Insurance Company. The Insurance Company pays the White Agency commissions on business produced. The agency is also able to earn contingent commissions based on the profit margins of the business produced. The White Agency earned commissions of $213,000, $239,000 and $209,000 in 2003, 2002 and 2001, respectively. The White Agency also earned profit-sharing payments of $70,000, $38,000 and $43,000 in 2003, 2002 and 2001, respectively. The commission rates, including contingent commission opportunity, are the same as other agents of the Insurance Company. The White agency is an independent agent and also writes with regional and national insurers that may be competitors of the Insurance Company.

Mr. Harold L. Wiberg, a director of the Insurance Company, is the President and an owner of the Bonek Agency, Inc. This agency is appointed as an agent of the Insurance Company and writes insurance for the Insurance Company. The terms and conditions of the agency agreement between the Bonek Agency and the Insurance Company are similar in all material respects to agency agreements with the other agents of the Insurance Company. The Insurance Company pays the Bonek Agency commissions on business produced. The agency is also able to earn contingent commissions based on the profit margins of the business produced. The Bonek Agency earned commissions of $68,000, $91,000 and $90,000 in 2003, 2002 and 2001. The Bonek Agency also earned profit-sharing payments of $33,000, $33,000 and $31,000 in 2003, 2002 and 2001, respectively. The commission rates, including contingent commission opportunity, are the same as other agents of the Insurance Company. Bonek Agency is an independent agent and also writes with regional and national insurers that may be competitors of the Insurance Company.

Mr. Jack A. Siebers, a director of the Insurance Company, is a partner in the law firm of Siebers Mohney PLC. The Insurance Company has retained this law firm for certain legal matters in the past and plans to continue to do so in the future. Legal fees paid by the Insurance Company to Mr. Siebers’ law firm were approximately $121,000, $60,000 and $4,000 in 2003, 2002 and 2001, respectively.

TAX EFFECTS

The Holding Company has obtained a tax opinion from PricewaterhouseCoopers LLP regarding the material tax effects of the demutualization and this offering and, based on a review of the statutes and their knowledge of these types of transactions, they believe that the tax consequences articulated are accurate. Eligible policyholders should consult their own tax advisor concerning the tax consequences of receiving and exercising subscription rights to the Holding Company’s stock and also as to any state, local, foreign or other tax consequences arising out of the conversion.

General

We have reviewed the principal tax effects of the conversion, the subscription offering to eligible policyholders, and certain other participants in the subscription and community offerings. The conversion of the Insurance Company from a mutual to stock form of corporation should constitute a reorganization within the meaning of Section 368(a)(1)(E) of the Internal Revenue Code, and as such, no gain or loss should be recognized by the Insurance Company as a result of the conversion. We also believe that:

•	The Holding Company should recognize no gain or loss on its granting of subscription rights to eligible policyholders, and should recognize no gain or loss on the lapse of a subscription right;

•	No gain or loss should be recognized by the Holding Company on the receipt of cash or other property in exchange for its stock;

•	The Holding Company should have a basis in the stock of the Insurance Company equal to the amount paid for it;

•	The Insurance Company should recognize no gain or loss on receipt of property in exchange for its stock;

•	A surplus note holder should recognize no gain or loss upon the exchange of a surplus note for shares of common stock of the Holding Company; and

•	At December 31, 2003, the Insurance Company has a NOL carry-forward of approximately $9,337,000 and an AMT credit carry-forward of approximately $366,000. Currently, the Insurance Company’s NOL and AMT credit carry-forwards are classified as non-Separate Return Limitation Year (SRLY). This means that there are no limitations to the Insurance Company with respect to their utilization. However, the Holding Company’s acquisition of the stock of the Insurance Company after the completion of this offering will most likely be deemed a change in ownership of the Insurance Company and, therefore, would result in further limitation on the ability to fully utilize the NOL. Based on management’s best estimate the amount of annual taxable income that could be offset each year by the NOL carry-forwards after the completion of the offering is approximately $335,000. The actual amount will be based on the equity of the Insurance Company just prior to a change in ownership.

Subscription Rights

Generally, the federal income tax consequences of the receipt, exercise and lapse of subscription rights are uncertain. They present novel issues of tax law and we are not aware of any direct authorities that address this issue. We believe that:

•	the eligible policyholders should be treated as transferring their voting rights and rights to share in any liquidation surplus of the Insurance Company to the Holding Company in exchange for the subscription rights, and that, therefore, an eligible policyholder should recognize gain or loss to the extent that the fair market value of the subscription rights received, if any, differs from the basis of that eligible policyholder in the rights surrendered for them;

•	an eligible policyholder who acquires common stock by exercising a subscription right should have a basis in the common stock equal to the amount of cash paid for it plus the basis in the subscription right, if any; and

•	the applicable holding period should commence on the day the subscription right is exercised.

We believe the subscription rights have no fair market value, inasmuch as those rights are nontransferable, personal rights of short duration, that are provided to eligible policyholders and other participants in the subscription offering without charge, and afford the holder only the right to purchase shares of common stock in the subscription offering at a price equal to its estimated fair market value. Eligible policyholders are encouraged to consult with their tax advisors about the tax consequences of the conversion and the subscription offering.

The federal income tax discussion stated above does not purport to consider all aspects of federal income taxation that may be relevant to each eligible policyholder that may be subject to special treatment under the Code. Due to the individual nature of tax consequences, each surplus note holder, eligible policyholder, officer and director is urged to consult his or her tax and financial advisor as to the effect of such federal income tax consequences on his or her own particular facts and circumstances, including the receipt and exercise of subscription rights, and also as to any state, local, foreign or other tax consequences arising out of the conversion.

DESCRIPTION OF CAPITAL STOCK

General

The Holding Company is authorized to issue 10,000,000 shares of capital stock consisting of: 5,000,000 shares of Class A Common Stock, without par value; 500,000 shares of Class B Common Stock, non-voting and without par value; and 4,500,000 shares of Preferred Stock, without par value. It currently expects to issue between 680,000 and 920,000 shares, subject to adjustment, of the authorized Class A Common Stock and no shares of preferred stock in the conversion. The Holding Company has no present plan to issue any of its Class B Common stock.

Common Stock

Except as otherwise set forth below, the relative rights, powers, preferences and participating, optional or other special rights, and the qualifications, limitations or restrictions of the Class A Common Stock and Class B Common Stock shall be identical in all respects.

Voting Rights. Each share of the Class A Common Stock will have the same relative rights and will be identical in all respects with every other share of Class A Common Stock. You will be entitled to one vote for each share held of record on all matters submitted to a vote of holders of shares of the Class A Common Stock. In an election of directors, you will not have the right to accumulate all of your votes and vote them for one director. Rather, the holders of a majority of the outstanding shares will have the power to elect all of the directors, and the remaining holders will not have the power to elect any directors. Unless otherwise required by law, and so long as your rights would not be adversely affected, you will not be entitled to vote on any amendment to the articles of incorporation that relates solely to the terms of one or more outstanding series of preferred stock. The holders of the Class B Common Stock shall not be entitled to vote.

Dividends. As a holder of either Class A or Class B Common Stock, you would be entitled to receive a proportionate share of any dividends declared by the board of directors. Your rights will be subject to the rights of any preferred stockholders if any preferred stock is issued in the future. For additional information as to cash dividends, see “Our Policy Regarding Dividends” on page 23.

Liquidation. If the Holding Company is liquidated or dissolved, as a holder of any class of common stock, you would be entitled to receive your proportionate share of its net assets after payment of all of its creditors and all holders of securities that have rights to receive payment before common stockholders.

Other Characteristics. The Holding Company would not be required to offer any additional shares to you for sale before selling shares to the public or any other stockholder. Your shares would not give you any right to convert them into any other security or to require the Holding Company to repurchase them from you. When the shares are paid for in full as required by the stock order form and issued to you upon completion of the conversion, you will not be required to pay additional money to the Holding Company solely by virtue of your ownership of common stock.

Transfer Agent and Registrar

The Holding Company will be the transfer agent and registrar for the common stock.

Preferred Stock

The Holding Company may issue up to 4,500,000 shares of preferred stock in one or more series. The board of directors has the authority, without any vote or action by the shareholders, to create one or more series of preferred stock up to the limit of authorized but unissued shares of preferred stock and to fix the designations, preferences, rights, qualifications, limitations and restrictions, including the voting rights, dividend rights, dividend rate, conversion rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series of the preferred stock. The Holding Company has no present plans to issue preferred stock.

Limitation of Liability

The Holding Company’s articles provide that, to the fullest extent permitted by the Michigan Business Corporation Act or any other applicable laws, our directors will not be personally liable to the Holding Company or our shareholders for any acts or omissions in the performance of their duties. These provisions will not limit the liability of directors under federal securities laws.

Certain Anti-Takeover Matters

General. Michigan law contains provisions that may, in conjunction with the articles of incorporation of the Holding Company, have the effect of impeding a change of control of the Holding Company. These provisions may have the effect of discouraging a future takeover attempt that individual shareholders may deem to be in their best interests or in which shareholders may receive a substantial premium for their shares over the then current market price. As a result, if you desired to participate in such a transaction, you may not have an opportunity to do so. The following is a summary of the provisions of Michigan law and the articles of incorporation and bylaws of the Holding Company relating to these restrictions.

Michigan Insurance Code. The Insurance Code requires that the Insurance Commissioner receive prior notice of and approve a change of control for either the Insurance Company or the Holding Company. These provisions are explained under “Business — Regulation — Change in Control” on page 79.

Business Combinations. The Holding Company will be subject to the provisions of Chapter 7A (the “Business Combinations Act”) of the Michigan Business Corporation Act. The Act contains provisions which generally require that business combinations between a corporation which is subject to Chapter 7A and an owner of 10% or more of the voting power of the corporation be approved by a very high percentage of the shareholders. The vote required is the affirmative vote of at least 90% of the votes of each class of stock entitled to be cast and not less than  2/3 of the votes of each class of stock entitled to be cast by shareholders other than the 10% owner who is a party to the combination. The high vote requirements will not apply if (i) the corporation’s board of directors approves the transaction prior to the time the 10% owner becomes such or (ii) the transaction satisfies the specified fairness standards, various other conditions are met and the 10% owner has been such for at least five years.

Control Share Acquisitions. The Holding Company will also be subject to the provisions of Chapter 7B (the “Control Share Acquisitions Act”) of the Michigan Business Corporation Act. Chapter 7B provides that “control shares” acquired in a “control share acquisition” have no voting rights except as granted by the shareholders. “Control shares” are outstanding shares that, when added to shares previously owned by a shareholder, increase that shareholder’s ownership of voting stock to 20% or more, 33 1/3% or more or a majority of the outstanding voting power of the company. A “control share acquisition” generally must be approved by a majority of the votes cast by shareholders entitled to vote, excluding shares owned by the acquirer and officers and employee-directors of the company in order for the “control shares” to have voting rights.

Article and Bylaw Provisions. The Holding Company’s articles and bylaws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with your board of directors rather than pursue non-negotiated takeover attempts. These provisions include a classified board of directors, an advance notice requirement for director nominations and actions to be taken at annual meetings of shareholders, the inability of the shareholders to call a special meeting of the shareholders, the requirements for approval by 80% of the voting power of all shares entitled to vote to amend the bylaws or certain provisions of the articles, removal of a director only for cause and the availability of authorized but unissued blank check preferred stock.

Classified board of directors. The articles establish a classified board of directors, which at the first annual meeting will be divided into three classes having the same terms as the board of directors for the Insurance Company. Thereafter, subject to the right of holders of any series of preferred stock to elect directors, shareholders will elect one class constituting approximately 1/3 of the board of directors for a three-year term at each annual meeting of shareholders. As a result, at least two annual meetings of shareholders may be required for the shareholders to change a majority of the board of directors. The classification of directors will effectively make it more difficult to change the composition of the board of directors and will instead promote a continuity of existing management.

Advance Notice Requirement. The Holding Company’s articles and bylaws contain advance notice procedures with regard to shareholder proposals relating to the nomination of directors or new business to be presented at meetings of shareholders. These procedures provide that notice of such shareholder proposals must be timely and given in writing to the secretary of the Holding Company prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 70 days nor more than 90 days prior to the meeting. The advance notice requirement does not give the board of directors any power to approve or disapprove shareholder director nominations or proposals but may have the effect of precluding the consideration of certain business at a meeting if the proper notice procedures are not followed.

Special Meetings of Shareholders. Under the articles and bylaws, special meetings of shareholders may be called only by the Chairman of the Board or the President and shall be called by the President or Secretary at the request in writing of a majority of the whole board of directors, or at the request in writing of shareholders owning at least 80% of the voting power of all outstanding shares of capital stock entitled to vote.

Amendment of Articles and Bylaws. The articles and the bylaws require the affirmative vote of at least 80% of the voting power of all outstanding shares of capital stock entitled to vote to amend or repeal certain provisions of the articles, including those described above, or any bylaw. This requirement will render more difficult the dilution of the anti-takeover effects of the articles and the bylaws.

Removal of Directors Only for Cause. The Holding Company’s articles permit shareholders to remove directors only for cause and only by the affirmative vote of the holders of 80% of the voting power of the outstanding shares of capital stock entitled to vote. This provision may restrict the ability of a third party to remove incumbent directors and simultaneously gain control of the board of directors by filling the vacancies created by removal with its own nominees.

Blank Check Preferred Stock. The Holding Company’s articles provide for 4,500,000 authorized shares of preferred stock, none of which has been issued. Our board of directors believes the availability of preferred stock would provide flexibility for future financing transactions and acquisitions.

The existence of authorized but unissued preferred stock may enable the board of directors to render more difficult, or discourage, an attempt to obtain control by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal is not in our best interests, the board of directors could cause shares of preferred stock to be issued without shareholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent shareholder or shareholder group. In this regard, the articles grant the board of directors broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of shares of preferred stock pursuant to the board of directors’ authority described above could decrease the amount of earnings and assets available for distribution to holders of common stock and adversely affect their rights, including voting rights, in the event a particular series of preferred stock is given a disproportionately large number of votes per share, of those stockholders and may have the effect of delaying or preventing a change in control that may be favored by you. The board of directors does not currently intend to seek your approval prior to any issuance of preferred stock, unless required by law.

Shareholder Rights Plan.    In addition to the above protections, the Board of Directors of the Holding Company may also consider the adoption of a Shareholder Rights Plan. No plan has been presented to the Board for adoption, however, the Governance Committee of the Board of Directors has recently requested that legal counsel advise it on the development of a plan for consideration by the Governance Committee. No plan has been presented to the Committee or the Board for consideration as of this date. Typically, these plans are designed to protect shareholders against unsolicited attempts to acquire control of a company in a manner that does not offer a fair price to all shareholders. Under these plans, a purchase right automatically trades with each share of the company’s common stock. Under certain hostile takeover circumstances, the right may entitle the holder to purchase the company’s common stock at one-half its market value or to purchase the securities of any acquiring entity at one-half their market value. Shareholder rights plans are designed to encourage acquirers to approach a company’s board of directors prior to initiation of a transaction or series of transactions to acquire control of a company. Typically, the rights are subject to redemption by the board of directors if in the business judgment of the board the offer appears fair and in the best interest of the shareholders.

LEGAL MATTERS

Certain legal matters with respect to the common stock being offered by this prospectus will be passed on for us by Siebers Mohney, PLC, Grand Rapids, Michigan.

EXPERTS

The financial statements as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, our independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP has further consented to the publication in this prospectus of the summary of its tax opinion under the caption “Tax Effects” and to the use of its name and statements with respect to it appearing in this prospectus.

RP Financial, LC. has consented to the publication in this Prospectus as to the Appraisal, the estimated consolidated pro forma market value of the Holding Company, the value of the subscription rights to purchase common stock, and to the use of its name and statements with respect to it appearing in this Prospectus.

GLOSSARY OF SELECTED INSURANCE TERMS

The following insurance terms, when used in this Prospectus, have the meanings ascribed to them below.

A.M. Best Ratings. A.M. Best Ratings are divided into “Secure” and “Vulnerable” rating groups as follows: Secure Ratings: A++, A+ (Superior); A, A- (Excellent); and B++, B+ (Very Good). Vulnerable Ratings: B, B- (Adequate); C++, C+ (Fair); C, C- (Marginal); D (Very Vulnerable); E (Under State Supervision); and F (In Liquidation).

Cede. To transfer to another insurer (the reinsurer) all or part of the insurance risk underwritten by an insurer.

Combined ratio. The GAAP combined ratio is the sum of the GAAP loss and loss adjustment expense ratio and the GAAP expense ratio.

Direct written premiums. Total premiums written by an insurer other than premiums for reinsurance assumed by an insurer.

Earned premiums. The prorated portion of an insurance premium that is no longer considered prepaid as a result of the elapsed time the insurance policy has been in force. For example, after three months, $6,000 of prepaid $24,000 annual premiums are considered earned premiums.

Effective Duration. The sensitivity of a bond’s price to a change in yield. Bond price and yield move in opposite directions. It is recognized that yield changes may change the expected cash flow of the bond.

Excess of loss reinsurance. A form of reinsurance in which the insurer cedes to a reinsurer, and such reinsurer assumes, all or a portion of losses in excess of a specified retention level up to a predetermined limit.

Expense ratio — GAAP. The GAAP expense ratio is the policy acquisition and other underwriting expenses in relation to net earned premium.

Expense ratio — Statutory. The statutory expense ratio is the statutory policy acquisition and other underwriting expenses in relation to net written premium.

Incurred but not reported (IBNR). The liability for future payments on losses that have occurred but have not yet been reported.

Insurance Scores. Insurance scoring is a method used by insurance companies to help predict loss probabilities based on consumer credit modeling. Our form of credit-based insurance scoring projects a numerical score ranging from 200 to 900 based on information in a person’s credit report maintained by one of the several national credit reporting firms. Under our method, an insurance score of 700 or higher for a policy indicates a statistically lower probability that the policy will generate a loss.

Liquidity. The ability to convert financial holdings into cash in a timely manner without the loss of principal.

Loss adjustment expenses (LAE). The expense of settling claims, including legal and other fees.

Loss and LAE. The GAAP loss and loss adjustment expense ratio is the net loss and loss adjustment expenses in relation to net earned premium.

NAIC. The National Association of Insurance Commissioners, an association of the chief insurance supervisory official of each state, territory and insular possession of the United States.

Net earned premiums. The portion of written premiums that is recognized for accounting purposes as revenue during a period.

Net loss ratio. The net loss ratio is the loss expense, excluding LAE, in relation to net earned premium.

Net written premiums. Premiums retained by an insurer after deducting premiums on business ceded to others.

Quota share reinsurance. A form of treaty or facultative reinsurance in which the insurer cedes and reinsurer assumes an agreed-upon percentage of risks. Also known as proportional reinsurance.

Reinsurance. A procedure whereby an insurer remits or cedes a portion of the premiums to a reinsurer as payment to the reinsurer for assuming a portion of the risk or liability under the policy. Reinsurance can be effected by “treaties” under which all risks of a defined category, amount and type for a primary insurer are covered, or on a “facultative” basis under which risks are covered on an individual, contract by contract basis.

Reserves. Liability established by an insurer to reflect the estimated cost of claim payments and related expenses that the insurer will ultimately be required to pay with respect to the insurance it has underwritten.

Reserve redundancy. The amount by which the reserves currently established by an insurer exceed the currently estimated cost of claim payments and related expenses that the insurer will ultimately be required to pay.

Series A surplus notes. Surplus notes issued by the Insurance Company primarily in August of 1998 in the aggregate principal amount of $4,057,000 bearing interest at a rate of 8.5% per annum and payable June 30, 2003. Additional Series A surplus notes in the amount of $350,000 were purchased by the Insurance Company’s management during 2002. All of the Series A surplus notes were repaid or exchanged for Series B surplus notes on or before June 30, 2003.

Series B surplus notes. Surplus notes issued by the Insurance Company between December of 2002 and July of 2003 in the aggregate principal amount of $5.2 million bearing interest at a rate of 7% per annum and due September 2007. Subject to the limitations described in this prospectus, Series B surplus notes may be exchanged for Holding Company stock in this offering, at the option of the note holder.

Statutory accounting practices. Those practices required by state law that must be followed by insurers in submitting their financial statements to state insurance departments.

Statutory combined ratio. The statutory combined ratio is the sum of the statutory loss and loss adjustment expense ratio and the statutory expense ratio.

Statutory surplus. The amount remaining after all liabilities of an insurance company are subtracted from all of its admitted assets, applying statutory accounting practices.

Surplus. The amount by which a company’s assets exceed its liabilities.

Underwriting expense ratio. This ratio compares our expenses to obtain new business and renew existing business, plus normal operating expenses, to our net premiums earned. The ratio is used to measure how efficient we are at obtaining business and operating the insurance segments. The lower the percentage, the more efficient we are, all else being equal. Sometimes, however, a higher underwriting expense ratio can result in better business and improve our loss ratio, and overall profitability.

Unearned premiums. The prorated portion of an insurance premium considered to be a prepayment. For example, after three months, $1,800 of a prepaid $2,400 annual premium is still considered unearned premium.

ADDITIONAL INFORMATION

The Holding Company has filed with the SEC a registration statement under the Securities Act of 1933 with respect to the common stock offered hereby. As permitted by the rules and regulations of the SEC, this prospectus does not contain all the information contained in the registration statement. That information, including the appraisal which is an exhibit to the registration statement, can be examined without charge at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of the material can be obtained from the SEC at prescribed rates. In addition, the SEC maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including the Holding Company. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the Registration Statement are, of necessity, brief descriptions of them and are not necessarily complete. Each such statement is qualified by reference to such contract or document. The Insurance Company also maintains a web site (http://www.fmic.com) which contains various information about the Insurance Company.

In connection with the conversion, the Holding Company will register its common stock with the SEC under Section 12 of the Securities Exchange Act of 1934, and, upon registration, the Holding Company and the holders of the stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on stock purchases and sales by directors, officers and greater than 10% stockholders, the annual and periodic reporting and certain other requirements of the Securities Exchange Act of 1934.

A copy of the plan of conversion and the articles of incorporation and bylaws of the Holding Company and the Insurance Company are available without charge from the Insurance Company. Requests for the information should be directed to: Stockholder Relations, Fremont, 933 E. Main St., Fremont, MI 49412.

Fremont Mutual Insurance

Company

Financial Statements

As of March 31, 2004 and December 31, 2003

and for the Three Months Ended

March 31, 2004 and 2003

Fremont Mutual Insurance Company

Fremont Mutual Insurance Company

Balance Sheets

March 31, 2004 and December 31, 2003

	March 31, 2004	December 31, 2003
Assets
Investments:
Available-for-sale:
Fixed maturities, at fair value	$28,140,964	$25,044,458
Equity securities, at fair value	5,274,321	2,759,918

Total investments	33,415,285	27,804,376
Cash and cash equivalents	1,782,375	6,977,804
Premiums due from policyholders, net	6,014,414	6,647,176
Amounts due from reinsurers	14,991,976	16,985,726
Accrued investment income	277,388	298,598
Property and equipment, net of accumulated depreciation	822,297	802,016
Deferred policy acquisition costs	1,136,378	294,530
Deferred equity offering costs	271,694	173,710
Note receivable from related party	139,086	140,000
Other assets	4,702	3,890

	$58,855,595	$60,127,826

Liabilities and Policyholders’ Surplus
Liabilities:
Losses and loss adjustment expenses	$17,148,465	$13,878,063
Unearned premiums	16,590,152	18,541,522
Surplus notes	5,264,333	5,264,333
Premiums ceded payable	6,603,798	8,226,627
Accrued expenses and other liabilities	4,802,087	5,970,102

Total liabilities	50,408,835	51,880,647

Commitments and contingencies
Policyholders’ surplus:
Unassigned surplus	7,339,570	7,701,273
Accumulated other comprehensive income (loss):
Net unrealized gains (losses) on investments	1,107,190	545,906

Total policyholders’ surplus	8,446,760	8,247,179

Total liabilities and policyholders’ surplus	$58,855,595	$60,127,826

The accompanying notes are an integral part of the financial statements.

Fremont Mutual Insurance Company

Statements of Operations

For the Three Months Ended March 31, 2004 and 2003

	2004	2003
Net premiums written	$6,901,527	$3,416,789

Revenues:
Net premiums earned	5,087,148	4,288,690
Net investment income	169,129	251,067
Net realized (losses) gains on investments	(8,367)	(12,576)
Other income, net	32,645	54,296

Total revenues	5,280,555	4,581,477

Expenses:
Losses and loss adjustment expenses, net	3,917,277	2,854,130
Policy acquisition and other underwriting expenses	1,565,837	1,503,639
Interest expense	140,519	101,476
Demutualization expenses	18,625	—

Total expenses	5,642,258	4,459,245

Income (loss) before federal income tax expense (benefit)	(361,703)	122,232
Federal income tax expense (benefit)	—	—

Net income (loss)	$(361,703)	$122,232

The accompanying notes are an integral part of the financial statements.

Fremont Mutual Insurance Company

Statements of Policyholders’ Surplus

For the Three Months Ended March 31, 2004 and 2003

	Unassigned Surplus	Accumulated Other Comprehensive Income (Loss)	Total Policyholders’ Surplus
Balance, December 31, 2002	$7,475,393	$(150,280)	$7,325,113
Comprehensive income (loss)
Net income	122,232	—	122,232
Net unrealized appreciation on investment securities	—	75,444	75,444

Total comprehensive income			197,676

Balance, March 31, 2003	$7,597,625	$(74,836)	$7,522,789

Balance, December 31, 2003	$7,701,273	$545,906	$8,247,179
Comprehensive income (loss)
Net loss	(361,703)	—	(361,703)
Net unrealized appreciation on investment securities	—	561,284	561,284

Total comprehensive income			199,581

Balance, March 31, 2004	$7,339,570	$1,107,190	$8,446,760

The accompanying notes are an integral part of the financial statements.

Fremont Mutual Insurance Company

Statements of Cash Flows

For the Three Months Ended March 31, 2004 and 2003

	2004	2003
Cash flows from operating activities:
Net income (loss)	$(361,703)	$122,232
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	39,305	39,305
Net realized losses (gains) on investments	8,367	12,576
Net amortization of premiums on investments	50,466	7,067
Changes in assets and liabilities:
Premiums due from policyholders	632,762	448,924
Amounts due from reinsurers	1,993,750	(1,013,710)
Accrued investment income	21,210	(126,591)
Deferred policy acquisition costs	(841,848)	180,218
Federal income taxes recoverable	—	45,396
Deferred equity offering expenses	(97,984)	—
Other assets	(812)	60,059
Losses and loss adjustment expenses	3,270,402	2,012,918
Unearned premiums	(1,951,370)	(1,539,052)
Premiums ceded payable	(1,622,829)	4,288,724
Accrued expenses and other liabilities	(1,168,015)	(937,894)

Net cash provided by (used in) operating activities	(28,299)	3,600,172

Cash flows from investing activities:
Proceeds from sales and maturities of securities	3,468,175	3,250,890
Purchases of securities	(8,576,634)	(12,164,370)
Repayment of note receivable from related party	914	—
Issuance of note receivable from related party	—	—
Purchase of equipment, net	(59,585)	1,230

Net cash (used in) provided by investing activities	(5,167,130)	(8,912,250)

Cash flows from financing activities:
Issuance of surplus notes	—	326,702

Net cash (used in) provided by financing activities	—	326,702

Net increase (decrease) in cash and cash equivalents	(5,195,429)	(4,985,376)
Cash and cash equivalents, beginning of year	6,977,804	6,210,696

Cash and cash equivalents, end of year	$1,782,375	$1,225,320

Supplemental disclosure of cash flow information:
Federal income taxes received (paid)	$(15,000)	$45,396

Surplus note interest paid	$361,147	$364,508

The accompanying notes are an integral part of the financial statements.

Fremont Mutual Insurance Company

Notes to Financial Statements

1.	Basis of presentation

The financial information for the interim periods included herein is unaudited; however, such information reflects all adjustments which are, in the opinion of management, necessary to a fair presentation of the financial position, results of operations, and cash flows for the interim periods. The results of operations for interim periods are not necessarily indicative of results to be expected for the full year.

These financial statements should be read in conjunction with the financial statements and notes for the year ended December 31, 2003.

2.	Other comprehensive income or loss

The Company presents other comprehensive income or loss as a component of policyholders’ surplus on the statement of policyholders’ surplus. For the three month period ended March 31 2004 and 2003, the unrealized appreciation and depreciation on investment securities included in other comprehensive loss consisted of the following:

	2004	2003
Unrealized appreciation (depreciation) on investment securities arising during the period	$552,917	$62,868
Deferred income tax (expense) benefit of unrealized appreciation (depreciation) on investment securities arising during the period	(187,992)	(21,375)
Change in deferred tax valuation allowance	187,992	21,375

Unrealized appreciation (depreciation) on investment securities arising during the period, net of deferred income taxes and valuation allowance	552,917	62,868
Adjustment for pretax realized losses (gains) on investments included in income	8,367	12,576
Deferred income tax (benefit) expense of realized losses (gains) included in income	(2,845)	(4,276)
Change in deferred tax valuation allowance	2,845	4,276

Net unrealized appreciation (depreciation) on investment securities	$561,284	$75,444

3.	Segment Information

The Company defines its operations as property and casualty insurance operations. The Company writes four major insurance lines exclusively in the State of Michigan: Personal Lines, Commercial Lines, Farm and Marine. All revenues are generated from external customers and the Company does not have a significant reliance on any single major customer.

The Company evaluates product line profitability based on underwriting gain (loss). Certain expenses are allocated based on assumptions and estimates made by management. Underwriting gain (loss) by product line would change if different methods were applied.

The Company does not allocate assets, net investment income, net realized gains (losses) on investments, other income (expense), interest expense or demutualization expenses to its product lines. In addition, the Company does not separately identify depreciation expense related to the building by product line and such disclosure would be impracticable.

Fremont Mutual Insurance Company

Notes to Financial Statements

Segment data for the three months ended March 31 are as follows:

	2004	2003
Revenues:
Net premiums earned:
Personal lines	$3,054,208	$2,525,480
Commercial lines	1,325,162	1,154,075
Farm	541,989	475,766
Marine	165,789	133,368

Total net premiums earned	5,087,148	4,288,689

Expenses:
Loss and loss adjustment expenses:
Personal lines	2,421,244	1,533,355
Commercial lines	1,321,386	1,161,230
Farm	212,634	236,011
Marine	(37,988)	(76,467)

Total loss and loss adjustment expenses	3,917,276	2,854,129

Policy acquisition and other underwriting expenses:
Personal lines	940,094	885,448
Commercial lines	407,888	404,625
Farm	166,826	166,806
Marine	51,030	46,760

Total policy acquisition and other underwriting expenses	1,565,838	1,503,639

Underwriting gain (loss):
Personal lines	(307,130)	106,677
Commercial lines	(404,112)	(411,780)
Farm	162,529	72,949
Marine	152,747	163,075

Total underwriting gain (loss)	(395,966)	(69,079)
Net investment income	169,129	251,067
Net realized (losses) gains on investments	(8,367)	(12,576)
Other income (expense)	32,645	54,296
Interest expense	(140,519)	(101,476)
Demutualization expenses	(18,625)	—

Income (loss) before federal income taxes	$(361,703)	$122,232

Fremont Mutual Insurance Company

Notes to Financial Statements

4.	Other postretirement plans

The Company provides certain postretirement health care benefits for retired employees. The components of the net periodic benefit cost are as follows:

	Three Months Ended March 31,
	2004	2003
Components of net periodic benefit cost:
Service cost	$63,906	$48,804
Interest cost	55,735	50,360
Amortization of prior transition obligation	12,173	12,173
Unrecognized net actuarial (gain) loss	12,885	11,281

Net periodic benefit cost	$144,699	$122,618

The Company has not made and does not expect to make a contribution to its other postretirement plan in 2004.

5.	Reinsurance

Premiums earned are net of amounts ceded of $4,492,018 and $4,365,063 for the three months ended March 31, 2004 and 2003, respectively. Loss and loss adjustment expenses are net of amounts ceded of $3,385,147 and $3,594,524 for the three months ended March 31, 2004 and 2003, respectively.

Fremont Mutual Insurance

Company

Report on Audits of Financial Statements

As of December 31, 2003 and 2002 and for

the Three Years in the Period Ended

December 31, 2003

Fremont Mutual Insurance Company

Index

Page(s)
Financial Statements
Report of Independent Registered Public Accounting Firm	F-1
Balance Sheets	F-2
Statements of Operations	F-3
Statements of Policyholders’ Surplus	F-4
Statements of Cash Flows	F-5
Notes to Financial Statements	F-6-29

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Policyholders of

Fremont Mutual Insurance Company:

In our opinion, the accompanying balance sheets and the related statements of operations, policyholders’ surplus and cash flows present fairly, in all material respects, the financial position of Fremont Mutual Insurance Company at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Chicago, Illinois

March 5, 2004

Fremont Mutual Insurance Company

Balance Sheets

December 31, 2003 and 2002

Assets	2003	2002
Investments:
Available-for-sale:
Fixed maturities, at fair value	$25,044,458	$14,358,977
Equity securities, at fair value	2,759,918	2,665,506

Total investments	27,804,376	17,024,483
Cash and cash equivalents	6,977,804	6,210,696
Premiums due from policyholders, net	6,647,176	6,334,819
Amounts due from reinsurers	16,985,726	12,974,762
Accrued investment income	298,598	162,437
Property and equipment, net of accumulated depreciation	802,016	904,575
Deferred policy acquisition costs	294,530	714,111
Federal income taxes recoverable	—	45,396
Deferred equity offering costs	173,710	—
Note receivable from related party	140,000	—
Other assets	3,890	63,540

	$60,127,826	$44,434,819

Liabilities and Policyholders’ Surplus
Liabilities:
Losses and loss adjustment expenses	$13,878,063	$8,676,586
Unearned premiums	18,541,522	17,000,716
Surplus notes	5,264,333	5,427,053
Premiums ceded payable	8,226,627	1,160,583
Accrued expenses and other liabilities	5,970,102	4,844,768

Total liabilities	51,880,647	37,109,706

Commitments and contingencies
Policyholders’ surplus:
Unassigned surplus	7,701,273	7,475,393
Accumulated other comprehensive income (loss):
Net unrealized gains (losses) on investments	545,906	(150,280)

Total policyholders’ surplus	8,247,179	7,325,113

Total liabilities and policyholders’ surplus	$60,127,826	$44,434,819

The accompanying notes are an integral part of the financial statements.

Fremont Mutual Insurance Company

Statements of Operations

For the Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Net premiums written	$18,891,465	$16,404,668	$17,331,018

Revenues:
Net premiums earned	18,098,547	16,425,637	16,863,321
Net investment income	815,129	649,351	956,931
Net realized (losses) gains on investments	(31,829)	(195,598)	59,162
Other income, net	207,916	152,905	153,932

Total revenues	19,089,763	17,032,295	18,033,346

Expenses:
Losses and loss adjustment expenses, net	11,370,173	10,635,736	14,607,268
Policy acquisition and other underwriting expenses	6,706,451	6,226,199	5,573,852
Interest expense	576,704	364,508	344,845
Demutualization expenses	175,479	—	—
Settlement (curtailment) of benefit plan	—	424,808	(1,108,851)

Total expenses	18,828,807	17,651,251	19,417,114

Income (loss) before federal income tax expense (benefit)	260,956	(618,956)	(1,383,768)
Federal income tax expense (benefit)	35,076	(45,396)	8,650

Net income (loss)	$225,880	$(573,560)	$(1,392,418)

The accompanying notes are an integral part of the financial statements.

Fremont Mutual Insurance Company

Statements of Policyholders’ Surplus

For the Years Ended December 31, 2003, 2002 and 2001

	Unassigned Surplus	Accumulated Other Comprehensive Loss	Total Policyholders’ Surplus
Balance, January 1, 2001	$9,441,371	$(376,663)	$9,064,708
Comprehensive income (loss)
Net loss	(1,392,418)	—	(1,392,418)
Net unrealized appreciation on investment securities	—	342,851	342,851

Total comprehensive income			(1,049,567)

Balance, December 31, 2001	8,048,953	(33,812)	8,015,141
Comprehensive income (loss)
Net loss	(573,560)	—	(573,560)
Net unrealized depreciation on investment securities	—	(116,468)	(116,468)

Total comprehensive loss			(690,028)

Balance, December 31, 2002	7,475,393	(150,280)	7,325,113
Comprehensive income (loss)
Net income	225,880	—	225,880
Net unrealized appreciation on investment securities	—	696,186	696,186

Total comprehensive income			922,066

Balance, December 31, 2003	$7,701,273	$545,906	$8,247,179

The accompanying notes are an integral part of the financial statements.

Fremont Mutual Insurance Company

Statements of Cash Flows

For the Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Cash flows from operating activities:
Net income (loss)	$225,880	$(573,560)	$(1,392,418)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	130,947	140,580	143,607
Net realized losses (gains) on investments	31,829	195,598	(59,162)
Net amortization of premiums on investments	148,000	4,818	6,359
Changes in assets and liabilities:
Premiums due from policyholders	(312,357)	(133,948)	(2,806,146)
Amounts due from reinsurers	(4,010,964)	4,047,735	(768,688)
Accrued investment income	(136,161)	118,005	44,022
Deferred policy acquisition costs	419,581	(179,839)	146,166
Prepaid benefit cost	—	1,454,694	(1,085,773)
Federal income taxes recoverable	45,396	(45,396)	—
Deferred equity offering expenses	(173,710)	—	—
Other assets	59,650	28,035	(77,407)
Losses and loss adjustment expenses	5,201,477	(2,383,319)	3,229,259
Unearned premiums	1,540,806	(567,923)	864,567
Premiums ceded payable	7,066,044	(1,673,857)	694,659
Accrued expenses and other liabilities	1,125,333	542,769	(581,531)

Net cash provided by (used in) operating activities	11,361,751	974,392	(1,642,486)

Cash flows from investing activities:
Proceeds from sales and maturities of securities	16,105,900	11,167,715	6,271,157
Purchases of securities	(26,369,436)	(8,974,333)	(4,614,260)
Issuance of note receivable from related party	(140,000)	—	—
Purchase of equipment, net	(28,387)	(31,744)	(93,951)

Net cash (used in) provided by investing activities	(10,431,923)	2,161,638	1,562,946

Cash flows from financing activities:
Repayment of surplus notes	(804,000)	—	—
Issuance of surplus notes	641,280	1,370,053	—

Net cash (used in) provided by financing activities	(162,720)	1,370,053	—

Net increase (decrease) in cash and cash equivalents	767,108	4,506,083	(79,540)
Cash and cash equivalents, beginning of year	6,210,696	1,704,613	1,784,153

Cash and cash equivalents, end of year	$6,977,804	$6,210,696	$1,704,613

Supplemental disclosure of cash flow information:
Federal income taxes received (paid)	$20,396	$—	$(8,650)

Surplus note interest paid	$398,678	$344,845	$344,845

The accompanying notes are an integral part of the financial statements.

Fremont Mutual Insurance Company

Notes to Financial Statements

December 31, 2003, 2002 and 2001

1.	Summary of Significant Accounting Policies

Nature of operations

Fremont Mutual Insurance Company (the “Company”) is a Michigan licensed property and casualty insurance carrier operating exclusively in the State of Michigan and writing principally personal lines, commercial lines, farm and marine insurance policies through independent agents.

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), which vary in certain respects from statutory accounting practices followed in reporting to insurance regulatory authorities. See Note 12 — Statutory Insurance Accounting Practices for additional information regarding statutory accounting practices.

Investments

At December 31, 2003 and 2002, all of the Company’s securities are classified as available-for-sale and are those securities that would be available to be sold in response to the Company’s liquidity needs, changes in market interest rates and asset-liability management strategies, among others. Available-for-sale securities are recorded at fair value, with the corresponding unrealized appreciation or depreciation, net of deferred income taxes and the corresponding deferred tax asset valuation allowance, reported as a component of accumulated other comprehensive income or loss until realized.

The Company reviews the status and market value changes of its securities portfolio on at least a quarterly basis during the year, and any provisions for other than temporary impairments in the portfolio’s value are evaluated and established at each quarterly balance sheet date. In reviewing investments for other than temporary impairment, the Company, in addition to a security’s market price history and its intent and ability to hold fixed maturity securities until maturity, considers the issuer’s operating results, financial condition and liquidity, its ability to access capital markets, credit rating trends, most current audit opinion, industry and securities markets conditions, and analyst expectations, in their totality to reach its conclusions. When a security in the Company’s investment portfolio has an unrealized loss in value that is deemed to be other than temporary, the Company reduces the book value of such security to its current market value, recognizing the decline as a realized loss in the statement of operations. Any future increases in the market value of securities written down are reflected as changes in unrealized gains as part of accumulated other comprehensive income within policyholders’ surplus.

Realized gains and losses on sales of securities are computed based on a specific identification basis and include write downs on available-for-sale securities considered to have other than temporary declines in market value.

Additionally, the Company’s impairment evaluation and recognition for interests in mortgage-backed/asset-backed securities is conducted in accordance with the guidance provided by the Emerging Issues Task Force of the Financial Accounting Standards Board. Under this guidance, impairment losses on securities must be recognized if both the fair value of the security is less than its book value and the net present value of expected future cash flows is less than the net present value of expected future cash flows at the most recent (prior) estimation date. If these criteria are met, an impairment charge, calculated as the difference between the current book value of the security and its fair value, is included in earnings as a realized loss in the period the impairment arose. As a result of this re-evaluation process there were no impairment losses recorded during the years ended December 31, 2003, 2002 or 2001.

Fremont Mutual Insurance Company

Notes to Financial Statements—(Continued)

December 31, 2003, 2002 and 2001

Dividend and interest income are recognized when earned. Discount or premium on fixed maturities purchased at other than par value is amortized using the effective interest method.

Discount or premium on loan-backed securities is amortized using anticipated prepayments with significant changes in anticipated prepayments accounted for retrospectively. Prepayment assumptions for loan-backed securities were obtained from broker dealer survey values or internal estimates. These assumptions are consistent with the current interest rate environment.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and highly liquid short-term investments. The Company considers all short-term investments purchased with an original maturity of three months or less to be cash equivalents.

Revenue recognition

Insurance premium income is recognized on a daily pro rata basis over the respective terms of the policies in-force and unearned premiums represent the portion of premiums written which is applicable to the unexpired terms of the policies in-force. Generally, premiums are collected in advance of providing risk coverage, minimizing the Company’s exposure to credit risk. Premiums due from policyholders are net of an allowance for doubtful accounts of $78,129 and $64,735 at December 31, 2003 and 2002, respectively.

Other income consists of premium installment charges which are recognized when earned and other miscellaneous income.

Other comprehensive income or loss

The Company presents other comprehensive income or loss as a component of policyholders’ surplus on the statement of policyholders’ surplus. For the years ended December 31 2003, 2002, and 2001, the unrealized appreciation and depreciation on investment securities included in other comprehensive loss consisted of the following:

	2003	2002	2001
Unrealized appreciation (depreciation) on investment securities arising during the period	$664,357	$(312,066)	$402,013
Deferred income tax (expense) benefit of unrealized appreciation (depreciation) on investment securities arising during the period	(225,881)	106,102	(136,684)
Change in deferred tax valuation allowance	225,881	(106,102)	136,684

Unrealized appreciation (depreciation) on investment securities arising during the period, net of deferred income taxes and valuation allowance	664,357	(312,066)	402,013
Adjustment for pretax realized losses (gains) on investments included in income	31,829	195,598	(59,162)
Deferred income tax (benefit) expense of realized losses (gains) included in income	(10,822)	(66,503)	20,115
Change in deferred tax valuation allowance	10,822	66,503	(20,115)

Net unrealized appreciation (depreciation) on investment securities	$696,186	$(116,468)	$342,851

Fremont Mutual Insurance Company

Notes to Financial Statements—(Continued)

December 31, 2003, 2002 and 2001

Losses and loss adjustment expense reserves

Losses and loss adjustment expense reserves represent the estimated liability for reported losses and loss adjustment expenses, and actuarial estimates for incurred but not reported losses and loss adjustment expenses based upon the Company’s actual experience, assumptions and projections as to claims frequency, severity, inflationary trends and settlement payments. The reserve for losses and loss adjustment expenses is intended to cover the ultimate net cost of all losses and loss adjustment expenses incurred but unsettled through the balance sheet date. The reserves are reported gross of any amounts recoverable from reinsurers and are reduced for anticipated salvage and subrogation. The methods of making estimates and establishing these reserves are reviewed regularly, and resulting adjustments are reflected in income currently. Anticipated salvage and subrogation for the years ended December 31, 2003, 2002, and 2001 was approximately $794,000, $1,067,000 and $582,000, respectively. The significant increase in anticipated salvage and subrogation during 2002 was due to several factors. First, the Company changed vendors with respect to its salvage program primarily relating to vehicle salvage. In 2002, the Company negotiated a contract with a salvage vendor that provided increased salvage recovery.

Furthermore, during 2002, the Company began utilizing vendors who specialized in the area of subrogation and as a result was more aggressive in pursuing and receiving subrogation awards. In addition, there were two claims outstanding at December 31, 2002, which had unusually high anticipated recoverable balances, approximating $347,000. During 2003, settlements were received on these two claims related to the balances recoverable.

The liability for losses and loss adjustment expenses is necessarily an estimate and while it is believed to be adequate, the ultimate liability could exceed or be less than such estimate.

Reinsurance

The Company accounts for reinsurance contracts under the provisions of Statement of Financial Accounting Standards (“FAS”) No. 113, “Accounting and Reporting for Reinsurance on Short-Duration and Long-Duration Contracts.” Net premiums written, net premiums earned, losses and LAE and policy acquisition and other underwriting expenses are reported net of the amounts related to reinsurance ceded to other companies. Amounts recoverable from reinsurers related to the portions of the liability for losses and LAE and unearned premiums ceded to them are reported as assets. Reinsurance assumed from other companies, including assumed premiums written and earned and losses and LAE, is accounted for in the same manner as direct insurance written.

Reinsurance recoverables include balances due from reinsurance companies for paid and unpaid losses and LAE that will be recovered from reinsurers, based on contracts in force. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance contracts do not relieve the Company from its primary obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitor concentrations of credit risk with respect to the individual reinsurer that participates in our ceded programs to minimize our exposure to significant losses from reinsurer insolvencies. We hold collateral in the form of letters of credit or trust accounts for amounts recoverable from reinsurers that are not considered authorized insurers by the State of Michigan Office of Financial and Insurance Services.

Fremont Mutual Insurance Company

Notes to Financial Statements—(Continued)

December 31, 2003, 2002 and 2001

Property, equipment and depreciation

Property and equipment is recorded at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method. Estimated useful lives are: building — 35 years, data processing equipment including software — 3 to 5 years and furniture, fixtures and equipment — 5 to 7 years. Maintenance, repairs and minor renewals are charged to expense as incurred. Depreciation expense was $130,947, $140,580 and $143,607 for the years ended December 31, 2003, 2002 and 2001, respectively. Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Upon sale or retirement, the cost and related accumulated depreciation of assets disposed of are removed from the accounts; any resulting gain or loss is reflected in income.

Deferred policy acquisition costs

Policy acquisition costs, specifically commissions paid net of ceding commissions received, are deferred, subject to ultimate recoverability from future income, including investment income, and amortized to expense over the period in which the related premiums are earned.

Deferred equity offering costs

Deferred equity offering costs represent specific incremental costs, including external accounting, legal and underwriter’s fees, directly attributable to the proposed stock offering discussed in Note 16 — Demutualization. The deferred costs will be charged against the gross proceeds of the offering.

Demutualization expenses

Demutualization expenses include the cost of engaging external accounting, actuarial, legal and other consultants to advise the Company in the demutualization process. Future demutualization expenses will also include the cost of printing and postage for communications with policyholders.

Federal income taxes

Deferred federal income tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amount of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized.

The Company has reviewed its deferred federal income tax assets for recoverability based on the availability of future taxable income when the deductible temporary differences are expected to reverse, and has determined, based on its recent loss experience, that it is more likely than not that sufficient taxable income may not exist in the periods of reversal. Accordingly, the Company has recorded a deferred tax asset valuation allowance for the entire net deferred tax asset. Once the Company has re-established a pattern of profitability, the deferred tax asset valuation allowance may be reduced upon evaluation of the availability of future taxable income.

Fremont Mutual Insurance Company

Notes to Financial Statements—(Continued)

December 31, 2003, 2002 and 2001

Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

Preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.	Investments

The cost or amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of investments at December 31, 2003 and 2002 are as follows:

	2003
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Fixed maturities:
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$3,986,840	$10,105	$47,268	$3,949,677
States and political subdivisions	248,512	—	873	247,639
Corporate securities	12,599,965	171,253	83,198	12,688,020
Mortgage-backed securities	8,124,641	65,668	31,187	8,159,122

	24,959,958	247,026	162,526	25,044,458

Preferred stocks	498,800	19,600	—	518,400
Common stocks	1,799,712	455,145	13,339	2,241,518

	2,298,512	474,745	13,339	2,759,918

Total	$27,258,470	$721,771	$175,865	$27,804,376

	2002
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Fixed maturities:
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$1,218,587	$5,137	$—	$1,223,724
Public utilities	850,519	25,813	—	876,332
Corporate securities	6,509,259	47,017	93,227	6,463,049
Mortgage-backed securities	5,760,824	101,253	66,205	5,795,872

	14,339,189	179,220	159,432	14,358,977

Preferred stocks	658,660	—	2,420	656,240
Common stocks	2,176,914	137,052	304,700	2,009,266

	2,835,574	137,052	307,120	2,665,506

Total	$17,174,763	$316,272	$466,552	$17,024,483

Fremont Mutual Insurance Company

Notes to Financial Statements—(Continued)

December 31, 2003, 2002 and 2001

The cost or amortized cost and estimated fair value of fixed maturities at December 31, 2003, by contractual maturity, are shown below. Expected maturities on certain corporate and mortgage-backed securities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Cost or Amortized Cost	Estimated Fair Value
Due in one year or less	$1,269,060	$1,277,538
Due after one year through five years	3,991,359	4,011,530
Due after five years through ten years	3,361,943	3,423,165
Due after ten years	8,212,955	8,173,103
Mortgage-backed securities	8,124,641	8,159,122

	$24,959,958	$25,044,458

Net investment income for the years ended December 31, 2003, 2002 and 2001 is summarized as follows:

	Years Ended December 31,
	2003	2002	2001
Fixed maturities	$1,193,361	$780,821	$1,100,182
Equity securities	114,188	172,567	123,729
Cash and cash equivalents	68,906	60,347	102,268

Gross investment income	1,376,455	1,013,735	1,326,179
Less: Investment expenses	(561,326)	(364,384)	(369,248)

Net investment income	$815,129	$649,351	$956,931

Net realized (losses) gains on investments for the years ended December 31, 2003, 2002 and 2001 are summarized as follows:

	Years Ended December 31,
	2003	2002	2001
Gross realized investment gains:
Fixed maturities	$231,449	$120,131	$85,412
Equity securities	65,985	11,871	205,851

	297,434	132,002	291,263

Gross realized investment losses:
Fixed maturities	147,403	37,112	21,736
Equity securities	181,860	290,488	210,365

	329,263	327,600	232,101

Net realized (losses) gains on investments	$(31,829)	$(195,598)	$59,162

During the years ended December 31, 2003, 2002 and 2001 other than temporary impairment losses on available for sale equity securities, amounting to $181,860, $276,760 and $210,365, respectively, are included in net realized investment (losses) gains on investments in the statement of operations.

Fremont Mutual Insurance Company

Notes to Financial Statements—(Continued)

December 31, 2003, 2002 and 2001

Sales of available for sale fixed maturities resulted in the following during the years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001
Proceeds	$9,300,008	$3,209,715	$1,786,225

Gross gains	$227,324	$118,098	$84,824

Gross losses	$125,039	$—	$1,314

During 2003, the Company engaged an investment management consultant for the fixed maturity portfolio. Under the guidelines provided to the investment management consultant the fixed maturity portfolio experienced a rebalancing during 2003. The focus of the Company’s rebalancing was to improve credit quality, liquidity and diversification within the portfolio, to create a more stable income stream and to enhance long-term total return. Despite the Company’s intent and ability to hold fixed maturity securities until maturity, proceeds from the sale of fixed maturity securities increased during 2003 as a result of rebalancing the portfolio.

The following table shows the estimated fair value and gross unrealized losses, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003. The Company did not hold any securities that had been in a continuous unrealized loss position for more than 12 months at December 31, 2003.

	Less than 12 Months
	Estimated Fair Value	Gross Unrealized Losses
Fixed maturities:
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$2,889,119	$47,268
States and political subdivisions	247,639	873
Corporate securities	6,194,511	83,198
Mortgage-backed securities	2,750,796	31,187

	12,082,065	162,526

Preferred stocks	—	—
Common stocks	91,434	13,339

	91,434	13,339

Total	$12,173,499	$175,865

As of December 31, 2003, the portfolio included 34 fixed maturity securities and 2 equity securities in an unrealized loss position for less than 12 months which totaled $175,865, none of which were trading below 20% of cost or amortized cost. All of the fixed maturity securities in an unrealized loss position and assigned a rating by commercial credit rating companies are rated investment grade securities. While all of these securities are monitored for potential impairment, the Company’s experience indicates that they generally do not present as great a risk of impairment, as fair value often recovers over time. These securities have generally been adversely affected by the downturn in the financial markets and overall economic conditions. Management believes that the analysis of each of these securities support the view that these securities were not other-than-temporarily impaired.

Fremont Mutual Insurance Company

Notes to Financial Statements—(Continued)

December 31, 2003, 2002 and 2001

At December 31, 2003, fixed maturities with a carrying value approximating $424,000 were on deposit with regulatory authorities, as required by law.

3.	Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

Fixed maturities and equity securities

The fair values for available for sale fixed maturity and equity securities are based on quoted market prices, when available. If not available, fair values are based on values obtained from investment brokers.

Cash and cash equivalents

The carrying amount is a reasonable estimate of fair value.

Note receivable

The carrying amount is a reasonable estimate of fair value due to the restrictive nature and limited marketability of the note.

Surplus notes

The carrying amount is a reasonable estimate of fair value due to the restrictive nature and limited marketability of the notes.

	2003		2002
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:
Fixed maturities	$25,044,458	$25,044,458	$14,358,977	$14,358,977
Equity securities	2,759,918	2,759,918	2,665,506	2,665,506
Cash and cash equivalents	6,977,804	6,977,804	6,210,696	6,210,696
Note receivable	140,000	140,000	—	—
Financial liability:
Surplus notes	$5,264,333	$5,264,333	$5,427,053	$5,427,053

4.	Reinsurance

In the normal course of business, the Company seeks to reduce the loss that may arise from events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. The Company utilizes three primary categories of treaty reinsurance coverage, as well as facultative coverage, to reduce the impact of major losses. The treaty reinsurance includes multi-line excess of loss, catastrophic excess of loss and quota share coverages.

Multi-line excess of loss coverage

The excess of loss program is the backbone of the Company’s reinsurance coverage. The Company’s retention on any one risk in 2003 for all lines of business was $125,000. During 2002 and 2001 the Company’s retention on any one risk for all lines of business, except for workers compensation, was

Fremont Mutual Insurance Company

Notes to Financial Statements—(Continued)

December 31, 2003, 2002 and 2001

$125,000 and $100,000, respectively. For workers compensation, the Company utilized a 70% quota share contract covering the first $1,000,000 during 2002 and 2001. The excess of loss contract provided coverage above $1,000,000 for workers compensation during 2002 and 2001.

The 2003 property excess of loss coverage provided up to $2,375,000 over the $125,000 retention. The 2002 property excess of loss coverage provided up to $975,000 over the $125,000 retention and in 2001 it provided $1,000,000 over the $100,000 retention per risk.

The 2003 and 2002 casualty excess of loss coverage provided up to $4,875,000 over the $125,000 retention and in 2001 it provided $4,900,000 over the $100,000 retention.

There is an annual aggregate deductible feature in the amount of $400,000 that applies to the multi-line contract.

An additional workers compensation catastrophe excess of loss program provided an additional $3,000,000 in 2003 and $5,000,000 in 2002 and 2001 of coverage to cover a catastrophic event.

Catastrophic coverage

The Company had 3 layers of catastrophic excess of loss reinsurance providing coverage for up to $20,000,000 above a $1,000,000 retention for all three years. The Company had an automatic reinstatement provision after the first loss for each layer to provide coverage in the event of subsequent catastrophes during the year. Coverage would have lapsed after the second event, in which case the Company would have evaluated the need for a new contract for the remainder of a particular year. The first $4,000,000 layer could be reinstated for a fee of 100% in 2003 and 125% in 2002 and 2001 of the original premium. The next two higher layers carried a 100% reinstatement fee.

Quota share coverage

The Company also utilized quota share reinsurance under agreements that provided coverage on all lines of business.

In 2002 and 2001, the Company ceded 70% of the premium and 70% of the first $1,000,000 in losses to reinsurers under the workers compensation quota share agreement. The Company received a 25% commission on the premium ceded.

In 2002 and 2001, the Company ceded 50% all premium and losses to reinsurers under the auto quota share agreement. The Company received a 30% commission on the premium ceded for this coverage in 2002 and 34% in 2001.

In 2001, the Company wrote umbrella policies and utilized an umbrella quota share agreement that covered 95% of the first $1,000,000 of exposure and 100% of the next $4,000,000. In 2002, the Company utilized an umbrella quota share agreement that covered 95% of the first $2,000,000 of exposure with an individual special acceptance clause for risks over $2,000,000 up to $5,000,000. The Company received a 25% commission on the premium ceded.

The Company’s boiler and machinery quota share agreement was primarily an equipment breakdown endorsement to commercial policies. The agreement was a 100% quota share contract with Hartford Steam Boiler. The Company received a 30% commission on the premium ceded.

Fremont Mutual Insurance Company

Notes to Financial Statements—(Continued)

December 31, 2003, 2002 and 2001

During 2002 and 2001, the Company’s multi line quota share agreement provided coverage for the remainder of the Company’s business. The Company ceded 45% of its premiums and losses to the reinsurers. The agreement contained a loss corridor between loss ratios of 60% and 71% in 2002 and 60% to 68% in 2001. Loss reimbursement from the reinsurers stops when the loss ratio is in the corridor and resumes when the ratio exceeds the corridor. The Company received a 31.5% commission on the premium ceded in 2002 and 35% in 2001. The effect of the features in these agreements is to limit the reinsurers’ aggregate exposure to loss and thereby reduce the ultimate cost to the Company as the ceding company. These features also have the effect of reducing the amount of protection relative to the quota share amount of premiums ceded by the Company. While the Company does not receive pro rata protection relative to the amount of premiums ceded, the amount of such protection is significant, as determined in accordance with guidance under both statutory accounting practices and GAAP.

During 2003, the Company’s multi line quota share agreement provided coverage for the remainder of the Company’s business. The Company ceded 45% of its premiums and losses on all business except boiler and machinery to the reinsurers. The agreement contained a “loss corridor” provision. Reimbursement stops on losses when the loss and LAE ratio on the premium ceded is between 60% and 74% and resumes when the ratio is between 74% and 82.5%. A loss and LAE ratio that exceeds 82.5% will trigger a “drop down coverage” feature that will reimburse the Company for 100% of the losses between the loss ratios of 60% to 65%. Reimbursement stops between the loss ratios of 65% to 74%. Payment resumes again when the loss ratios are 74% to 85%. Losses in excess of 85% are 100% retained by the Company. The Company received a 36% commission on the ceded premium. The agreement is structured on a funds withheld basis and requires the company to accrue interest at an annual rate of approximately 2.5%. During 2003, the Company recorded interest expense of approximately $181,000 on the funds withheld balance. The effect of the features in these agreements is to limit the reinsurers’ aggregate exposure to loss and thereby reduce the ultimate cost to the Company as the ceding company. These features also have the effect of reducing the amount of protection relative to the quota share amount of premiums ceded by the Company. While the Company does not receive pro-rata protection relative to the amount of premiums ceded, the amount of such protection is significant, as determined in accordance with guidance under both statutory accounting practices and GAAP.

In addition to ceding a significant portion of its risks to the reinsurer, the agreement also allows the Company to reduce its financial leverage and to realize immediate reimbursement for related upfront acquisition costs, thus adding to its financial capacity.

The following table illustrates the effects of the multi-line quota share agreement in effect during 2003 on selected financial information of the Company (in thousands):

		Amounts Excluding the Effects of the Reinsurance Agreement
	Twelve Months Ended December 31, 2003	Twelve Months Ended December 31, 2003
Net premiums written	$18,891	$32,736
Net premiums earned	18,099	31,312
Loss and LAE, net	11,370	19,206
Income before federal income taxes	261	351
Statutory surplus	$15,658	$15,748
Ratio of net premiums written to statutory surplus	1.21:1	2.08:1

Fremont Mutual Insurance Company

Notes to Financial Statements—(Continued)

December 31, 2003, 2002 and 2001

On December 31, 2003, the Company placed the agreement into runoff. Reinsurance coverage will continue on those covered policies in force as of December 31, 2003, until the underlying policies expire during 2004. As a result, the underlying reinsurance assets and liabilities will runoff, and any net funds under the agreement, less a 3.5% risk charge to the reinsurers, would be retained by the Company.

Facultative

The Company utilizes facultative reinsurance to provide additional underwriting capacity, to mitigate the effect of individual losses and to reduce net liability on individual risks. In 2003 and 2002, the Company obtained coverage for properties it insured in excess of $500,000 on commercial risks and in excess of $1,000,000 on personal risks, recovery amounts were $4,500,000 on commercial risks and $1,000,000 on personal risks. In 2001, the Company obtained coverage in excess of $1,000,000 for all commercial and personal risks, recovery amounts were $4,000,000 and $1,000,000 on commercial and personal risks, respectively.

The Company determines the amount and scope of reinsurance coverage to purchase each year based on an evaluation of the risks accepted, consultation with reinsurance professionals and a review of market conditions, including availability and cost.

Although reinsurance agreements contractually obligate the Company’s reinsurers to reimburse the Company for their share of losses, they do not discharge the primary liability of the Company. The Company remains liable for the ceded amount of reserves for unpaid losses and loss adjustment expenses and ceded unearned premiums in the event the assuming insurance organizations are unable to meet their contractual obligations. As a result, the Company is subject to credit risk with respect to the obligations of its reinsurers. In order to minimize its exposure to significant losses from reinsurer insolvencies, the Company evaluates the financial condition of its reinsurers and monitors the economic characteristics of the reinsurers on an ongoing basis. All reinsurers are rated A- or better by A. M. Best Company. Furthermore, the Company has not experienced a collectibility problem with any reinsurer.

The Company receives a ceding commission in conjunction with its reinsurance activities. These ceding commissions are offset against direct commission expense and were $5,340,326, $4,239,768, and $5,220,378 in 2003, 2002 and 2001, respectively.

Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. At December 31, 2003, the Company had recoverables of $16,986,000. This balance was comprised of $863,000 for paid losses, $7,742,000 for unpaid losses and $8,381,000 in unearned premium ceded to the reinsurers. At December 31, 2002, the Company had recoverables of $12,975,000. This balance was comprised of $1,007,000 for paid losses, $4,302,000 for unpaid losses and $7,666,000 in unearned premium ceded to the reinsurers. The Company holds collateral in the form of letters of credit, trust accounts or funds withheld accounts for amounts recoverable from reinsurers that are not considered authorized insurers by the State of Michigan Office of Financial and Insurance Services. At December 31, 2003, the largest secured reinsurance recoverable is from an unauthorized reinsurer with an A.M. Best Company rating of A. This balance is secured by a funds withheld account and a letter of credit. The amount accounts for 65.8% of the total recoverable.

Fremont Mutual Insurance Company

Notes to Financial Statements—(Continued)

December 31, 2003, 2002 and 2001

The effect of reinsurance on premiums written and earned for the years ended December 31, 2003, 2002 and 2001, are as follows:

	2003		2002		2001
	Written	Earned	Written	Earned	Written	Earned
Direct	$37,484,389	$35,997,072	$34,110,500	$34,678,423	$36,040,062	$35,175,495
Assumed	161,691	140,999	137,578	117,498	52,437	44,586
Ceded	(18,754,615)	(18,039,524)	(17,843,410)	(18,370,284)	(18,761,481)	(18,356,760)

Net premiums	$18,891,465	$18,098,547	$16,404,668	$16,425,637	$17,331,018	$16,863,321

Losses and loss adjustment expenses reported on the statement of operations are net of ceded amounts of approximately $11,190,000, $6,742,000 and $16,908,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

5.	Federal Income Taxes

Income tax expense is computed under the liability method, whereby deferred income taxes reflect the estimated future tax effects of temporary differences between the carrying value of assets and liabilities for financial reporting purposes and those for income tax purposes. A valuation allowance is required to be established against a deferred tax asset if it is “more likely than not” that the related tax benefits will not be realized.

The provision for federal income taxes consists of the following:

	Years Ended December 31,
	2003	2002	2001
Current	$35,076	$(45,396)	$8,650
Deferred expense (benefit)	96,419	(240,384)	(488,647)
Change in valuation allowance	(96,419)	240,384	488,647

	$35,076	$(45,396)	$8,650

Despite the fact that the Insurance Company has significant net operating loss carryforwards the use of the loss carryforwards is limited when the Insurance Company is subject to Alternative Minimum Tax (AMT). As a result of these limitations, the Insurance Company incurred $35,076 of AMT in 2003 which represents the federal income tax expense for the year.

Actual federal income taxes vary from amounts computed by applying the current federal income tax rate of 34 percent to income or loss before federal income taxes. For the years ended December 31, 2003, 2002 and 2001, the reasons for these differences and the tax effects thereof, are as follows:

	Years Ended December 31,
	2003	2002	2001
Expected tax expense (benefit)	$88,725	$(210,445)	$(470,481)
Change in valuation allowance	(96,419)	240,384	488,647
Dividends received deduction	(23,100)	(34,910)	(25,030)
Nondeductible expenses, net	12,555	6,107	6,307
Prior period true-up	48,513	(45,396)	8,650
Other, net	4,802	(1,136)	557

	$35,076	$(45,396)	$8,650

Fremont Mutual Insurance Company

Notes to Financial Statements—(Continued)

December 31, 2003, 2002 and 2001

Amounts classified as ‘prior period true-up’ in 2003 and 2001 primarily reflect adjustments to prior period deferred tax items used in calculating the tax provision so they are consistent with the final amounts reflected on the Company’s income tax return. The 2003 ‘prior period true-up’ amount consists of adjustments relating to bond discounts, realized (other than temporary impairment) losses on investments, accrued surplus note interest and depreciation. The amount in 2002 is due to the fact that the Company filed a request for refund in the amount of $45,396, relating to 1998 and 2000 federal income taxes paid, due to the suspension of the limitation on the use of AMT net operating losses for those years.

The tax effects of temporary differences that give rise to deferred federal income tax assets and deferred federal income tax liabilities are as follows:

	As of December 31,
	2003	2002
Deferred federal income tax assets arising from:
Loss and loss adjustment expense reserves	$276,262	$209,681
Unearned premium reserves	715,570	657,576
Realized losses on investments	305,147	189,774
Postretirement benefits accrued	753,961	605,419
Vacation accrual	68,588	105,003
Surplus note interest accrual	122,790	—
Net operating loss carryforward	3,174,562	3,750,875
Alternate minimum tax credit carryforward	365,887	330,811
Allowance for bad debts	26,564	22,010
Charitable contribution carryforward	2,124	—
Unrealized losses on investments	—	51,095
Deferred equity offering expenses	59,663	—
Property and equipment	—	14,258

Total deferred federal income tax assets	5,871,118	5,936,502

Deferred federal income tax liabilities arising from:
Deferred policy acquisition costs	(100,140)	(242,798)
Salvage and subrogation recoverable	(24,558)	(32,994)
Bond discount adjustments	(2,438)	—
Unrealized gains on investments	(185,608)	—
Property and equipment	(230,785)	—

Total deferred federal income tax liabilities	(543,529)	(275,792)

Net deferred federal income tax asset	5,327,589	5,660,710
Valuation allowance	(5,327,589)	(5,660,710)

Deferred federal income taxes	$—	$—

The Company has net operating loss carryforwards of approximately $9,337,000, which begin to expire in 2009 and fully expire in 2021, and alternative minimum tax credits of approximately $366,000, which may be carried forward indefinitely.

Fremont Mutual Insurance Company

Notes to Financial Statements—(Continued)

December 31, 2003, 2002 and 2001

6.	Property and Equipment

At December 31, 2003 and 2002, property and equipment consisted of the following:

	As of December 31,
	2003	2002
Building and land	$1,926,930	$1,926,930
Data processing equipment, including software	751,785	734,894
Furniture, fixtures and equipment	558,169	572,281

	3,236,884	3,234,105
Less: Accumulated depreciation	(2,434,868)	(2,329,530)

Total property and equipment, net	$802,016	$904,575

7.	Deferred Policy Acquisition Costs

Policy acquisition costs deferred and the related amortization charged to income were as follows:

	Years Ended December 31,
	2003	2002	2001
Net asset balance, beginning of year	$714,111	$534,272	$680,438
Amounts deferred:
Commissions to agents	5,443,460	5,098,207	5,776,691
Ceding commission income	(5,340,326)	(4,239,768)	(5,220,378)

Net amounts deferred	103,134	858,439	556,313
Net amortization	(522,715)	(678,600)	(702,479)

Net asset balance, end of year	$294,530	$714,111	$534,272

During 2003, the Company received a 36% ceding commission on the ceded premiums under the multi line quota share reinsurance agreement. During 2002, the Company received a 31.5% ceding commission on the ceded premiums under the multi line quota share reinsurance agreement. The increased ceding commission percentage reduced the net amounts deferred, the net amortization, as well as the December 31, 2003 deferred policy acquisition cost balance.

Fremont Mutual Insurance Company

Notes to Financial Statements—(Continued)

December 31, 2003, 2002 and 2001

8.	Loss and Loss Adjustment Expense Liability

The Company regularly updates its reserve estimates as new information becomes available and further events occur that may impact the resolution of unsettled claims. Changes in prior years’ reserve estimates are reflected in the results of operations in the year such changes are determined. Activity in the liability for loss and loss adjustment expenses is summarized as follows (in thousands):

	Years Ended December 31,
	2003	2002	2001
Balance, beginning of year	$8,677	$11,060	$7,830
Less reinsurance balance recoverable	4,302	5,433	3,611

Net balance, beginning of year	4,375	5,627	4,219

Incurred related to:
Current year	10,270	10,912	13,459
Prior years	1,100	(276)	1,148

Total incurred	11,370	10,636	14,607

Paid related to:
Current year	6,609	8,073	9,403
Prior years	3,000	3,815	3,796

Total paid	9,609	11,888	13,199

Net balance, end of year	6,136	4,375	5,627
Plus reinsurance balances recoverable	7,742	4,302	5,433

Balance, end of year	$13,878	$8,677	$11,060

During 2003, the Company recognized an increase of approximately $1,100,000 in the liability for loss and loss adjustment expenses related to prior years as a result of strengthening its reserves. The adverse development in 2003, which approximated 25.1% of the net liability for loss and loss adjustment expenses as of the beginning of the year, is primarily attributable to variations from expected claim severity in the commercial line of business, specifically, commercial multiple peril for the 2000, 2001 and 2002 accident years. The variation from initial reserve estimates is attributable to several factors. First, the commercial multiple peril line includes several newer and growing product lines for which the Company has not had a robust history with respect to the nature of claims development, particularly with ‘longer-tail’ liability claims. Lack of a fully developed book of commercial multiple peril business has made our initial reserve estimates very difficult to predict. As such, the claim development has been more volatile and immature in the early stages of development. For many years, the Company’s core business consisted primarily of homeowners’ policies which are typically ‘shorter-tail’ claims. Liability claims typically require more extended periods of investigation and at times protracted litigation before they are finally settled, and therefore tend to yield loss development and payment patterns that stretch over longer periods of time.

In several liability cases both factual and medical information were disclosed in years subsequent to the accident year causing adverse development. The delay in obtaining this information is due to increased regulations with respect to disclosing medical records as well as changes in the legal climate. Moreover, the commercial multiple peril line includes larger liability exposures which have increased the claim severity not experienced by the Company in the past. The average net incurred loss including loss adjustment expense for the commercial segment was $5,969 in 2003 compared to $1,566 in 2002. Based on the factors

Fremont Mutual Insurance Company

Notes to Financial Statements—(Continued)

December 31, 2003, 2002 and 2001

described above management strengthened the case base reserves during 2003. As a result, actuarial projections indicated higher ultimate losses on prior years and management increased its estimate of the reserve for incurred but not reported claims.

The adverse development in 2001, which approximated 27.2% of the net liability for loss and loss adjustment expenses as of the beginning of the year, was due primarily to a winter storm that occurred in mid-December 2000. Although the storm occurred in December 2000, the actual damage, primarily consisting of water damage to roofs, took place in January 2001. The winter storm resulted in significant accumulations of snow during December 2000. As opposed to a consistent melt of the snow there were erratic shifts in temperatures subsequent to the snowstorm which caused the snow to melt and then re-freeze over a period of several days. This situation, commonly known as ice damming, caused significant water damage to the roofs of the Company’s policyholders. In addition to the actual damage, which did not occur until January 2001 and was not known as of December 31, 2000, most claims did not begin to be reported until January 2001, resulting in adverse development in 2001. The total losses incurred by the Company from this storm approximated $5,000,000.

During 2003, total paid loss and loss adjustment expenses decreased approximately $2,279,000 or 19.2% compared to the prior year. The decline is primarily due to a decline in the number of reported claims with activity during 2003 and open claims as of December 31, 2003. Total claims that had activity during 2003 or were open as of December 31, 2003 decreased 20.5% compared to 2002.

9.	Surplus Notes

During 1998, 64 parties, including agents, directors, employees and other private investors purchased surplus notes aggregating $4,057,000 from the Company. During 2002, additional surplus notes aggregating $350,000 were purchased from the Company by its employees. These notes, referred to as Series A notes, paid an annual interest rate of 8.5 percent with principal and any accrued unpaid interest due on June 30, 2003.

In December of 2002, the Company began issuing Series B notes with an annual interest rate of 7.0 percent with principal due on September 30, 2007. Interest only shall be paid annually on March 15. Repayment of any principal or interest is subject to written authorization by the Commissioner of Insurance of the State of Michigan and approval by the Company’s Board of Directors. In December 2002, approximately $2,673,000 million of Series A notes were converted into Series B notes at the request of the holders. Also in December 2002, additional notes, aggregating approximately $1,020,000, were purchased by agents and other private investors.

During 2003, approximately $641,000 of Series B Surplus Notes were issued. In addition, holders of $930,000 of the Series A Surplus Notes converted their Series A Surplus Notes into Series B Surplus Notes. The balance of the Series A Surplus Notes, which approximated $804,000, was repaid on June 30, 2003. At December 31, 2003, there are $5,264,333 Series B Surplus Notes outstanding.

The outstanding balance of all surplus notes was $5,264,333 and $5,427,053 at December 31, 2003 and 2002, respectively, and included $3,629,333 and $3,363,053, respectively, of surplus notes held by related parties consisting of non-employee directors, employees, agents and an investment broker who provided services to the Company. Interest expense on these notes was approximately $395,000 in 2003, $365,000 in 2002 and $345,000 in 2001.

Fremont Mutual Insurance Company

Notes to Financial Statements—(Continued)

December 31, 2003, 2002 and 2001

10.	Employee Retirement Plans

Defined benefit plan

Effective November 30, 2001, the Company terminated the sponsored defined benefit plan. As of January 1, 2001, the Company had estimated that plan assets would exceed the projected benefit obligation as of the date of termination and a prepaid pension asset was recorded.

As a result of the termination of the Plan, during 2001, the Company recognized a curtailment gain of approximately $1,109,000 resulting in a prepaid benefit cost of $1,454,694 as of December 31, 2001. During 2002, the Company recorded net periodic benefit income of approximately $138,000 and a $424,808 settlement loss. After giving effect to the 2002 net periodic benefit income and settlement loss, the remaining prepaid benefit cost was liquidated in August of 2002. In accordance with the terms of the liquidation, the Company received approximately $701,000 upon settlement. In addition to the net periodic income, the Company contributed approximately $293,000 to the Company’s 401(k) plan and approximately $175,000 was paid in excise taxes as a result of the settlement of the defined benefit plan. The impact of the net periodic benefit income, 401(k) contribution and excise taxes recorded during 2002, which approximated $330,000, is reflected within policy acquisition and other underwriting expenses in the 2002 statement of operations.

Fremont Mutual Insurance Company

Notes to Financial Statements—(Continued)

December 31, 2003, 2002 and 2001

The components of the prepaid benefit cost and net periodic benefit cost (income) at December 31, 2002 and 2001 are as follows:

	2002	2001
Change in benefit obligation:
Benefit obligation, beginning of year	$4,231,984	$4,468,556
Service cost	—	256,112
Interest cost	166,320	302,838
Amendments	—	57,924
Actuarial (gain) loss	584,682	328,172
Curtailment due to Plan termination	—	(1,108,851)
Benefits paid	(4,982,986)	(72,767)

Benefit obligation, end of year	—	4,231,984

Change in plan assets:
Fair value of plan assets, beginning of year	6,214,321	6,454,300
Actual return on plan assets	(62,770)	(167,212)
Employer contribution	—	—
Assets withdrawn from the Plan	(1,168,565)	—
Benefits paid	(4,982,986)	(72,767)

Fair value of plan assets, end of year	$—	$6,214,321

Funded status	$—	$1,982,337
Unrecognized net actuarial loss	—	(366,056)
Unrecognized prior transition obligation	—	(161,587)

Prepaid benefit cost	$—	$1,454,694

Weighted-average assumptions as of December 31:
Discount rate	N/A	6.80%
Expected return on plan assets	N/A	8.00%
Rate of compensation increase	N/A	N/A
Components of net periodic benefit cost:
Service cost	$—	$256,112
Interest cost	166,320	302,838
Expected return on plan assets	(293,684)	(512,573)
Amortization of prior service cost	—	57,924
Curtailment gain	—	(1,108,851)
Settlement loss	424,808	—
Amortization of prior transition obligation	(11,313)	(20,198)
Recognized net actuarial loss	—	(61,025)

Net periodic benefit cost (income)	$286,131	$(1,085,773)

Fremont Mutual Insurance Company

Notes to Financial Statements—(Continued)

December 31, 2003, 2002 and 2001

Other postretirement plans

The Company also provides certain postretirement health care benefits for retired employees. Substantially all employees become eligible for these benefits if they reach retirement age, as defined, while employed by the Company. The components of the accrued benefit cost and net periodic benefit cost are as follows:

	Years Ended December 31,
	2003	2002	2001
Change in benefit obligation:
Benefit obligation, beginning of year	$3,389,802	$2,610,460	$1,618,126
Service cost	195,217	163,547	103,314
Interest cost	201,439	171,084	112,253
Plan participants’ contributions	10,889	7,994	6,120
Actuarial (gain) loss	173,134	500,149	807,187
Benefits paid	(64,471)	(63,432)	(36,540)

Benefit obligation, end of year	3,906,010	3,389,802	2,610,460

Fair value of plan assets at beginning and end of year	—	—	—

Funded status	(3,906,010)	(3,389,802)	(2,610,460)
Unrecognized net actuarial (gain) loss	1,152,871	1,024,861	543,958
Unrecognized prior transition obligation	535,607	584,298	632,990

Accrued benefit cost	$(2,217,532)	$(1,780,643)	$(1,433,512)

Weighted-average assumptions as of December 31:
Discount rate	5.75%	6.0%	6.6%
Components of net periodic benefit cost:
Service cost	$195,217	$163,547	$103,314
Interest cost	201,439	171,084	112,253
Amortization of prior transition obligation	48,692	48,692	48,692
Unrecognized net actuarial (gain) loss	45,124	19,246	(6,946)

Net periodic benefit cost	$490,472	$402,569	$257,313

The Company uses a December 31 measurement date for its other postretirement plan. The Company does not expect to make a contribution to its other postretirement plan in 2004.

The accrued benefit cost at December 31, 2003 and 2002, is included in accrued expenses and other liabilities in the accompanying balance sheets.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) was signed into law. The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to qualifying sponsors of retiree healthcare benefit plans. The Company has elected to defer accounting for the Act until further guidance is provided as to how to calculate the expected benefit. Therefore, the valuation of the unfunded postretirement benefit obligation and the determination of the net postretirement benefit cost included in these financial statements do not reflect the effects of the Act on the plan. Specific authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, could require the Company to change previously reported information.

Fremont Mutual Insurance Company

Notes to Financial Statements—(Continued)

December 31, 2003, 2002 and 2001

For measurement purposes as of December 31, 2003, 2002 and 2001, the annual rate of increase in the per capita cost of covered health care benefits assumed for the subsequent year was 10%. Each year the rate was assumed to decrease by 0.5% per year until the ultimate rate of 5.5% was reached.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage — Point Increase	1-Percentage — Point Decrease
Effect on total service and interest cost components	$91,466	$(70,865)
Effect on postretirement benefit obligation	590,891	(782,791)

The Company provides vacation and sick pay benefits for all full-time employees. After one year of employment, any earned and unused vacation (up to 30 days) is payable as a post employment benefit. Prior to December 31, 2003, any earned and unused sick time (up to 30 days) was payable as a post employment benefit. Effective December 31, 2003, the Company reduced the maximum amount of earned and unused sick time that an employee can accumulate from 30 days to 6 days. The Company has accrued a liability for these post employment benefits in the amounts of approximately $202,000 and $309,000 at December 31, 2003 and 2002, respectively.

Defined contribution plan

The Company has a defined contribution 401(k) plan covering substantially all employees meeting certain eligibility requirements. The Company matches 50% of employee contributions up to three percent of the employee’s salary. The Company may also make discretionary contributions to the Plan. Company contributions approximated $69,000 in 2003, $68,000 in 2002 and $18,000 in 2001. During 2002, an additional contribution of approximately $293,000 was made to the Plan as a result of the termination of the defined benefit plan.

11.	Lease Agreements

The Company leased office equipment under various non-cancelable operating lease agreements which expired in June 2002. The Company also leases various vehicles under non-cancelable operating lease agreements which begin to expire in 2004 and fully expire in 2006. Rental expense was approximately $80,000, $71,000 and $96,000 in 2003, 2002 and 2001, respectively.

Future minimum lease payments required under the vehicle leases as of December 31, 2003 are as follows:

For the year ended December 31,

2004	$52,733
2005	11,991
2006	8,994

$73,718

Fremont Mutual Insurance Company

Notes to Financial Statements—(Continued)

December 31, 2003, 2002 and 2001

12.	Statutory Insurance Accounting Practices

The Company is required to file financial statements prepared in accordance with statutory insurance accounting practices (“SAP”) prescribed or permitted by the State of Michigan Office of Financial and Insurance Services (“OFIS”). The Company does not utilize any permitted accounting practices in the preparation of its statutory financial statements.

The statutory capital and surplus at December 31, 2003 and 2002, and statutory net income (loss) for the years ended December 31, 2003, 2002 and 2001, are as follows:

	As of December 31,
	2003	2002
Statutory capital and surplus	$15,657,997	$13,874,655

	Years Ended December 31,
	2003	2002	2001
Statutory net income (loss)	$393,460	$908,071	$(1,913,069)

Statutory policyholders’ surplus of $15,657,997 at December 31, 2003 represents net admitted assets of the Company. The Company has met minimum statutory requirements in the State of Michigan for 2003. Policyholder dividends, if any, are subject to the limitations contained in the Michigan Insurance Code.

Certain regulations that affect the insurance industry are promulgated by the National Association of Insurance Commissioners (“NAIC”), which is an association of state insurance commissioners, regulators and support staff that acts as a coordinating body for the state insurance regulatory process. The NAIC has established risk-based capital (“RBC”) requirements to assist regulators in monitoring the financial strength and stability of property and casualty insurers. Under the NAIC requirements, each insurer must maintain its total capital and surplus above a calculated minimum threshold or take corrective measures to achieve that threshold. The Company has calculated its RBC level based on these requirements and has determined that it passed the RBC test and has capital and surplus in excess of the minimum threshold.

13.	Contingencies

The Company participates in the Property and Casualty Guaranty Association (“Association”) of the State of Michigan which protects policyholders and claimants against losses due to insolvency of insurers. When an insolvency occurs, the Association is authorized to assess member companies up to the amount of the shortfall of funds, including expenses. Member companies are assessed based on the type and amount of insurance written during the previous calendar year. Assessments to date have not been significant; however, in the opinion of management, while uncertain, the liability for future assessments will not materially affect the financial condition or results of operations of the Company.

14.	Related Party Transactions

During 2003, the Company issued a $140,000 note receivable to an agent of the Company. The note requires a monthly payment, including interest at 6%, of $1,003, which is based on a 10 year amortization. The note includes a 5 year balloon payment, which becomes due January 2009. During 2003, the agent earned

Fremont Mutual Insurance Company

Notes to Financial Statements—(Continued)

December 31, 2003, 2002 and 2001

$68,900 in regular and contingent commissions. The terms and conditions of the agency agreement between this agent and the Company are similar in all material respects to agency agreements with other agents of the Company.

Various agents of the Company participated in the surplus note offerings and held surplus notes at December 31, 2003 and 2002, as disclosed in Note 9 — Surplus Notes. The terms and conditions of the agency agreements between the agencies and the Company are similar in all material respects to agency agreements with other agents of the Company. The Company pays the agencies commissions on business produced. The agencies are also able to earn contingent commissions based on the profit margins of the business produced. For the years ending December 31, 2003, 2002 and 2001 agents holding surplus notes earned regular and contingent commissions of approximately $1,830,000, $1,482,000, and $1,333,000, respectively.

Non-employee directors of the Company also participated in the surplus note offerings and held surplus notes at December 31, 2003 and 2002, as disclosed in Note 9 — Surplus Notes. For the years ending December 31, 2003, 2002 and 2001, non-employee directors holding surplus notes received directors’ fees of $27,900, $31,200, and $25,750, respectively.

The Company also paid investment commissions to a firm controlled by an individual who held surplus notes at December 31, 2003 and 2002. Total investment commissions paid during the years ending December 31, 2003, 2002 and 2001 were approximately $114,000, $81,000, and $57,000, respectively.

Two nonemployee directors of the Company are also owners of independent insurance agencies. Both individuals are currently appointed as agents with and write insurance for the Company. The terms and conditions of the agency agreements between these agencies and the Company are similar in all material respects to agency agreements with other agents of the Company. The Company pays all agencies commissions on business produced. All agencies are also able to earn contingent commissions based on the profit margins of the business produced. Total regular and contingent commissions earned by these two agencies approximated $384,000, $401,000 and $372,000 in 2003, 2002 and 2001, respectively. The commission rates, including contingent commission opportunity, are the same as other agents of the Company. Both agencies are independent agents and also write with regional and national insurers that may be competitors of the Company.

A nonemployee director of the Company is a partner in a law firm. The Company has retained this law firm for certain legal matters in the past and plans to continue to do so in the future. Legal fees paid by the Company to the law firm were approximately $121,000 in 2003, $60,000 in 2002 and $3,700 in 2001.

15.	Segment Information

The Company defines its operations as property and casualty insurance operations. The Company writes four major insurance lines exclusively in the State of Michigan: Personal Lines, Commercial Lines, Farm and Marine. All revenues are generated from external customers and the Company does not have a significant reliance on any single major customer.

The Company evaluates product line profitability based on underwriting gain (loss). Certain expenses are allocated based on assumptions and estimates made by management. Underwriting gain (loss) by product line would change if different methods were applied.

Fremont Mutual Insurance Company

Notes to Financial Statements—(Continued)

December 31, 2003, 2002 and 2001

The Company does not allocate assets, net investment income, net realized gains (losses) on investments, other income (expense), interest expense or demutualization expenses to its product lines. In addition, the Company does not separately identify depreciation expense related to the building by product line and such disclosure would be impracticable. Depreciation expense on the building, which is included as an investment expense within net investment income on the statements of operations, was $54,140 in 2003, 2002 and 2001. The accounting policies of the operating segments are the same as those described in Note 1 — Summary of Significant Accounting Policies.

Segment data for the years ended December 31 are as follows:

	2003	2002	2001
Revenues:
Net premiums earned:
Personal lines	$10,550,136	$10,690,846	$11,569,309
Commercial lines	4,930,417	3,383,157	2,837,485
Farm	2,033,284	1,866,667	2,036,799
Marine	584,710	484,967	419,728

Total net premiums earned	18,098,547	16,425,637	16,863,321

Expenses:
Loss and loss adjustment expenses:
Personal lines	5,308,934	7,385,616	10,230,986
Commercial lines	4,870,919	1,323,104	2,510,275
Farm	981,541	1,353,493	1,564,082
Marine	208,779	573,523	301,925

Total loss and loss adjustment expenses	11,370,173	10,635,736	14,607,268

Policy acquisition and other underwriting expenses:
Personal lines	3,909,374	4,052,405	3,824,016
Commercial lines	1,826,975	1,282,398	937,877
Farm	753,437	707,567	673,225
Marine	216,665	183,829	138,734

Total policy acquisition and other underwriting expenses	6,706,451	6,226,199	5,573,852

Underwriting gain (loss):
Personal lines	1,331,828	(747,175)	(2,485,693)
Commercial lines	(1,767,477)	777,655	(610,667)
Farm	298,306	(194,393)	(200,508)
Marine	159,266	(272,385)	(20,931)

Total underwriting gain (loss)	21,923	(436,298)	(3,317,799)
Net investment income	815,129	649,351	956,931
Net realized (losses) gains on investments	(31,829)	(195,598)	59,162
Other income (expense)	207,916	(271,903)	1,262,783
Interest expense	(576,704)	(364,508)	(344,845)
Demutualization expenses	(175,479)	—	—

Income (loss) before federal income taxes	$260,956	$(618,956)	$(1,383,768)

Fremont Mutual Insurance Company

Notes to Financial Statements—(Continued)

December 31, 2003, 2002 and 2001

16.	Demutualization

On August 25, 2003, the Board of Directors approved a plan of conversion for changing the corporate form of the Company from the mutual form to the stock form (the “demutualization”). Under the plan, eligible policyholders and other targeted groups will have the opportunity to acquire stock in a newly formed holding company, Fremont Michigan InsuraCorp, Inc. (the “Holding Company”). The Holding Company will in turn acquire all of the newly issued stock of the Company upon conversion. Prior to the conversion, the Holding Company will not engage in any significant operations and will have no assets or liabilities.

The demutualization plan is subject to approval from the OFIS and ultimately receipt of sufficient stock subscriptions to effect the transaction. In the event that the plan is executed, the converted company will be subject to certain insurance laws and regulations specific to stock insurance companies as well as regulations of the Securities and Exchange Commission. Limitations on the payment of dividends and Insurance Holding Company regulations are among the types of regulatory requirements with which the Holding Company will have to comply.

Until November 5, 2004, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.